Exhibit 99.1

2011 ANNUAL REPORT PETROCHINA COMPANY LIMITED Hong Kong Stock Exchange Stock Code: 857 New York Stock Exchange Symbol: PTR Shanghai Stock Exchange Stock Code: 601857

2011 ANNUAL REPORT PETROCHINA COMPANY LIMITED

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

Contents

- Important Notice 2
- Corporate Profile 2
- Summary of Financial Data and Financial Indicators 5
- Changes in Share Capital and Information on Shareholders 9
- Chairman's Report 15
- Business Operating Review 18
- Management's Discussion and Analysis of Financial Position and Results of Operations 25
- Significant Events 38
- Connected Transactions 43
- Corporate Governance 51
- Shareholders' Meetings 58
- Directors' Report 59
- Report of the Supervisory Committee 71
- Directors, Supervisors, Senior Management and Employees 75
- Information on Crude Oil and Natural Gas Reserves 89
- Financial Statements Prepared in Accordance with China Accounting Standards 92
- Financial Statements Prepared in Accordance with International Financial Reporting Standards 160
- Corporate Information 221
- Documents Available for Inspection 225
- Confirmation from the Directors and Senior Management 226

Important Notice Important notIce The Board of Directors (the “Board” or the “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this annual report. The 2011 Annual Report has been approved at the fourth meeting of the Fifth Session of the Board of Directors. Mr Yu Baocai, a non-executive Director of the Company, Mr Ran Xinquan, an executive Director of the Company, and Mr Franco Bernabè, an independent non-executive Director of the Company, were absent from the fourth meeting of the Fifth Session of the Board. Mr Yu Baocai authorised Mr Li Xinhua, a non-executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voring rights on his behalf. Mr Ran Xinquan authorised Mr Wang Dongjin, a non-executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Bernabè authorised Mr Cui Junhui, an independent non-executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes. The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2011, which have been prepared in accordance with CAS and IFRS have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively. Both firms have issued unqualified opinions on the financial statements. CORPORATE profIle The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”). The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas. 002

2011 ANNUAL REPORT Corporate Profile

The American Depositary Shares (the "ADSs"), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited ("HKEx" or "Hong Kong Stock Exchange") and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:	中國石油天然氣股份有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Jiang Jiemin
Secretary to the Board:	Li Hualin
Address:	No.9 Dongzhimen North Street Dongcheng District Beijing, PRC
Telephone:	86(10) 5998 6223
Facsimile:	86(10) 6209 9557
Email Address:	suxinliang@petrochina.com.cn
Representative on Securities Matters	Liang Gang
Address:	No.9 Dongzhimen North Street Dongcheng District Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn
Representative of the Hong Kong Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre 89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk
Legal Address of the Company:	World Tower, 16 Andelu Dongcheng District, Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No.9 Dongzhimen North Street Dongcheng District Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company's Email:	suxinliang@petrochina.com.cn

003

Corporate Profile Newspapers for Information Disclosure: A shares: China Securities Journal, Shanghai Securities News and Securities Times Internet Website Publishing this annual report designated by the China Securities Regulatory Commission: http://www.sse.com.cn Copies of this annual report are available at: No.9 Dongzhimen North Street, Dongcheng District, Beijing, PRC Places of Listing: A shares: Shanghai Stock Exchange Stock Name: PetroChina Stock Code: 601857 H shares: Hong Kong Stock Exchange Stock Code: 857 ADS: The New York Stock Exchange Symbol: PTR Other relevant information: First Registration Date of the Company: November 5, 1999 First Registration Place of the Company: State Administration for Industry & Commerce Enterprise Legal Business Licence Registration No.: 100000000032522 Taxation Registration No. : 110102710925462 Organization No.: 71092546-2 Names and Addresses of Auditors of the Company: Domestic Auditors: Name: PricewaterhouseCoopers Zhong Tian CPAs Company Limited Address: 11th Floor PricewaterhouseCoopers 2 Corporate Avenue 202 Hu Bin Road, Huangpu District, Shanghai, PRC Overseas Auditors: Name: PricewaterhouseCoopers Address: 22nd Floor, Prince’s Building, Central, Hong Kong 004

2011 ANNUAL REPORT Summary of Financial Data and Financial Indicators

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

1. Key Financial Data and Financial Indicators Prepared under International Financial Reporting Standards ("IFRS")

Unit: RMB Million

	As at or for the year ended December 31,				
Items	**2011**	**2010**	**2009**	**2008**	**2007**
Turnover	2,003,843	1,465,415	1,019,275	1,072,604	837,542
Profit from operations	182,461	187,777	143,444	159,571	201,017
Profit before income tax expense	184,215	189,305	140,032	162,013	205,139
Income tax expense	(38,256)	(38,513)	(33,473)	(35,211)	(49,802)
Profit for the year	145,959	150,792	106,559	126,802	155,337
Attributable to:					
Owners of the Company	132,961	139,992	103,387	114,453	146,796
Non-controlling interest	12,998	10,800	3,172	12,349	8,541
Basic and diluted earnings per share for profit attributable to owners of the company (RMB)[2]	0.73	0.76	0.56	0.63	0.82
Total current assets	382,711	286,392	294,383	224,946	235,902
Total non-current assets	1,534,875	1,370,095	1,155,905	971,289	833,709
Total assets	1,917,586	1,656,487	1,450,288	1,196,235	1,069,611
Total current liabilities	560,038	429,736	388,553	265,651	200,150
Total non-current liabilities	275,002	216,622	154,034	82,744	86,742
Total liabilities	835,040	646,358	542,587	348,395	286,892
Equity					
Attributable to:					
Owners of the Company	1,002,745	938,926	847,223	790,910	738,246
Non-controlling interest	79,801	71,203	60,478	56,930	44,473
Total equity	1,082,546	1,010,129	907,701	847,840	782,719
Other financial data					
Capital expenditures	284,391	276,212	266,836	232,377	182,678
Net cash flows from operating activities	290,155	318,796	268,017	177,140	212,542
Net cash flows used for investing activities	(283,638)	(299,302)	(267,498)	(216,472)	(188,535)
Net cash flows from financing activities (used for financing activities)	9,259	(60,944)	53,077	3,777	(5,838)
Net cash flows from operating activities per share (RMB)[3]	1.59	1.74	1.46	0.97	1.18
Net assets per share attributable to owners of the Company (RMB)[4]	5.48	5.13	4.63	4.32	4.03
Return on net assets (%)	13.3	14.9	12.2	14.5	19.9

005

PetroChina Summary of Financial Data and Financial Indicators

Notes:

(1) Due to business combinations under common control completed in 2008 and 2009, the relevant financial statements of the Group have been restated in a manner identical to a pooling of interests to reflect the acquisitions.

(2) As at December 31, 2007, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, 2009, 2010 and 2011 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for each of these financial years of 183.021 billion.

(3) As at December 31, 2007, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, 2009, 2010 and 2011 respectively, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for each of these financial years of 183.021 billion.

(4) As at December 31, 2007, 2008, 2009, 2010 and 2011 respectively, net asset per share were calculated by dividing the shareholders' equity with the number of shares issued for each of these financial years of 183.021 billion.

2. Key Financial Data and Financial Indicators Prepared under CAS

(1) Key financial data

Unit: RMB million

Items	For the year 2011	For the year 2010	Changes from the preceding year to this year (%)	For the year 2009
Operating income	2,003,843	1,465,415	36.7	1,019,275
Operating profit	184,517	193,086	(4.4)	144,765
Profit before taxation	184,276	189,194	(2.6)	139,767
Net profit attributable to equity holders of the Company	132,984	139,871	(4.9)	103,173
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	137,905	143,329	(3.8)	107,081
Net cash flows from operating activities	290,155	318,796	(9.0)	268,017

Items	As at the end of 2011	As at the end of 2010	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2009
Total assets	1,917,528	1,656,368	15.8	1,450,742
Total liabilities	834,962	646,267	29.2	542,631
Equity attributable to equity holders of the Company	1,002,885	939,043	6.8	847,782
Share capital	183,021	183,021	-	183,021

006

2011 ANNUAL REPORT of Financial (2) Key financial indicators Changes from the For the year For the year preceding year to For the year Items 2011 2010 this year(%) 2009 Basic earnings per share (RMB) 0.73 0.76(4.9) 0.56 Diluted earnings per share (RMB) 0.73 0.76(4.9) 0.56 Basic earnings per share after deducting non-recurring profit/loss items (RMB) 0.75 0.78(3.8) 0.59 Weighted average return on net assets (%) 13.6 15.5(1.9 percentage points) 9.1 Weighted average return on net assets after deducting non-recurring profit/loss items (%) 14.1 15.9(1.8 percentage points) 9.5 Net cash flows from operating activities per share (RMB) 1.59 1.74(9.0) 1.46 Changes from the end of the preceding As at the end As at the year to the end of As at the Items of 2011 end of 2010 this year (%) end of 2009 Net assets per share attributable to equity holders of the Company (RMB) 5.48 5.13 6.8 4.63 Liabilities-to-Assets ratio (%) 43.5 39.0 4.5 percentage points 37.4 (3) Non-recurring profit/loss items Unit: RMB million Non-recurring profit/loss items For the year 2011 For the year 2010 For the year 2009 Net loss on disposal of non-current assets(3,138)(2,865)(1,698) Government grants recognised in the current period income statement 1,225 983 367 A subsidiary’s net profit before it was combined as a business combination under common control—- 103 Net gain on disposal of available-for-sale financial assets 8 7 6 Reversal of provisions for bad debts against receivables 164 210 240 Income on commissioned loans—1 6 Effect of change in statutory income tax rates on deferred taxes(705) 346 184 Other non-operating income and expenses(3,859)(2,652)(4,352) Sub-total(6,305)(3,970)(5,144) Tax impact of non-recurring profit/loss items 1,061 940 1,348 Impact of minority interests 323(428)(112) Total(4,921)(3,458)(3,908) 007

Summary of Financial Data and Financial INDICATORS (4) Items to which fair value measurement is applied Unit: RMB million Balance at Balance at the the end of Changes in Amount affecting the beginning of the the reporting the reporting profit of the Name of Items reporting period period period reporting period Available-for-sale financial assets 629 471(158)—3. Differences Between CAS and IFRS The consolidated net profit for the year under IFRS and CAS were RMB145,959 million and RMB146,007 million respectively, with a difference of RMB48 million; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB1,082,546 million and RMB1,082,566 million respectively, with a difference of RMB20 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS. 008

2011 ANNUAL REPORT Changes in Share Capital and Information on Shareholders

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

Unit: Shares

	Pre-movement		Increase/decrease (+/-)					Post-movement	
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
I Shares with selling restrictions	400,000,000	0.22	-	-	-	-	-	400,000,000	0.22
1. State-owned shares	-	-	-	-	-	-	-	-	-
2. Shares held by state-owned companies	400,000,000	0.22	-	-	-	-	-	400,000,000	0.22
3. Shares held by other domestic investors	-	-	-	-	-	-	-	-	-
of which:									
Shares held by companies other than state-owned companies	-	-	-	-	-	-	-	-	-
Shares held by domestic natural persons	-	-	-	-	-	-	-	-	-
4. Shares held by foreign investors	-	-	-	-	-	-	-	-	-
II Shares without selling restrictions	182,620,977,818	99.78	-	-	-	-	-	182,620,977,818	99.78
1. RMB-denominated ordinary shares	161,522,077,818	88.25	-	-	-	-	-	161,522,077,818	88.25
2. Shares traded in non-RMB currencies and listed domestically	-	-	-	-	-	-	-	-	-
3. Shares listed overseas	21,098,900,000	11.53	-	-	-	-	-	21,098,900,000	11.53
4. Others	-	-	-	-	-	-	-	-	-
III Total Shares	183,020,977,818	100.00	-	-	-	-	-	183,020,977,818	100.00

009

Changes in Share Capital and Information 2. Changes in Shares with Selling Restrictions Unit: Shares Number Number Change Number of shares of shares in number of shares with selling with selling of shares with selling restrictions at restrictions with selling restrictions at Expiry date Name of the beginning expired in restrictions in the end of the of selling Shareholders of the year the year the year year Reasons for selling restrictions restrictions Pursuant to Article 13 of the Implementing Measures on the Transfer of Part of the State- Owned Shares to National Council for Social Security Fund of the PRC (“NSSF”)in Domestic Securities Market , jointly issued by the Ministry of Finance of the National Council PRC, the State-owned Assets for Social Supervision and Administration Security Fund 400,000,000—- 400,000,000 Commission of the PRC, China November 5, of the PRC Securities Regulatory Commission 2013 (“NSSF”) and NSSF , CNPC transferred part of its state-owned shares in the Company to NSSF. NSSF has extended the lock-up period for another three years in addition to assuming the original state- owned shareholders’ statutory and voluntary commitments on lock-up periods. Total 400,000,000—- 400,000,000 3. Issue and Listing of Securities: (1) Issue of shares in the past three years As at the end of the reporting period, there was no issue of shares in the past three years. (2) Shares held by Employees During the reporting period, no shares for employees of the Company were in issue. 4. Number of Shareholders and Shareholdings The number of shareholders of the Company as at December 31, 2011 was 1,101,572, including 1,093,187 holders of A shares and 8,385 registered holders of H shares (including 316 holders of the ADSs). The minimum public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (hereinafter the “HKEx Listing Rules”). 010

2011 ANNUAL REPORT Changes in Share Capital and Information on Shareholders

The total number of shareholders of the Company as at the end of the month preceding the 2011 Annual Report (as at 29 February 2012) was 1,083,450, including 1,075,257 holders of A shares and 8,193 registered holders of H shares (including 315 holders of the ADSs).

(1) Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held	Increase /decrease during the reporting period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	86.35	158,033,693,528 [1]	+269,096,269	0	0
HKSCC Nominees Limited[2]	Overseas legal person	11.37	20,809,855,498 [3]	+8,647,078	0	0
NSSF	State-owned legal person	0.219	400,000,000	0	400,000,000	0
China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	Domestic non-state-owned legal person	0.036	66,061,243	+11,013,384	0	0
China Life Insurance Company Limited-Traditional-Ordinary Insurance Products -005L-CT001 Shanghai	Domestic non-state-owned legal person	0.033	60,562,312	+42,205,087	0	0
Industrial and Commercial Bank of China-China Universal SCI Index Securities Investment Fund	Domestic non-state-owned legal person	0.025	45,440,035	-11,886,068	0	0
Guangxi Investment Group Limited	State-owned legal person	0.022	39,560,045	0	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	Domestic non-state-owned legal person	0.021	38,580,519	+3,267,921	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	Domestic non-state-owned legal person	0.015	26,782,052	-5,700,000	0	0
Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	Domestic non-state-owned legal person	0.014	26,363,816	+26,363,816	0	0

Note 1: Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC increased its shareholdings in A shares of the Company via the trading system of the Shanghai Stock Exchange during the reporting period and undertook not to sell any shares in the Company during the period of shareholding increase and the statutory period.

Note 2: HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.

011

PetroChina Changes in Share Capital and Information on Shareholders

Note 3: 291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

Unit: Shares

Ranking	Name of shareholders	Number of shares held	Types of shares
1	CNPC	158,033,693,528 [1]	A Shares
2	HKSCC Nominees Limited	20,809,855,498	H Shares
3	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	66,061,243	A Shares
4	China Life Insurance Company Limited-Traditional-Ordinary Insurance Products -005L-CT001 Shanghai	60,562,312	A Shares
5	Industrial and Commercial Bank of China-China Universal SCI Index Securities Investment Fund	45,440,035	A Shares
6	Guangxi Investment Group Limited	39,560,045	A Shares
7	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	38,580,519	A Shares
8	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	26,782,052	A Shares
9	Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	26,363,816	A Shares
10	New China Life Insurance Co., Ltd. -Dividends -Group Dividends -018L -FH001 Shanghai	21,169,684	A Shares

Note 1: Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except for China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai and China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai, both of which are under the management of China Life Insurance Company Limited, and Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund and Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund, both of which are held in trust under Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

So far as the Directors are aware, as at December 31, 2011, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

012

2011 ANNUAL REPORT Changes in Share Capital and Information on Shareholders

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528 (L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000 (L)[1]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Templeton Asset Management Ltd.	H Shares	1,270,171,357 (L)	Investment Manager	6.02	0.69
JPMorgan Chase & Co.[2]	H Shares	1,193,150,903 (L)	Beneficial Owner/ Investment Manager/ Custodian Corporation/ Approved Lending Agent	5.66	0.65
		91,461,990 (S)	Beneficial Owner	0.43	0.05
		890,736,053 (LP)	Custodian Corporation/ Approved Lending Agent	4.22	0.49
Blackrock, Inc.[3]	H Shares	1,120,617,382 (L)	Interest of Corporation Controlled by the Substantial Shareholder	5.31	0.61
		108,047,385 (S)	Interest of Corporation Controlled by the Substantial Shareholder	0.51	0.06

(L) Long position (S) Short position (LP) Lending pool

Note 1: 291,518,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

Note 2: JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 180,852,148 H shares (long position) and 91,461,990 H shares (short position) were held in its capacity as beneficial owner, 121,562,702 H shares (long position) were held in its capacity as investment manager and 890,736,053 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,193,150,903 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation/approved lending agent.

Note 3: Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,120,617,382 H shares (long position) and 108,047,385 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

As at December 31, 2011, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

013

PetroChina Changes in Share Capital and Information on Shareholders

5. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB297,870.99 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

CNPC is the ultimate controller of the Company.

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller


CNPC
86.507%(Note)
PetroChina Company Limited

Note: Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

014

Dear Shareholders, I am pleased to submit to you the annual report of the Company for the year ended December 31, 2011 for your review. In the face of the complex and changing macro-economic environment of 2011, the Group maintained steady production and operation and accelerated the transformation of the mode of its development. The domestic operations of the Group developed comprehensively whilst its overseas strategy achieved notable results. The Group’s value increased steadily, with a turnover of RMB2,003,843 million, representing an increase of 36.7% as compared with last year. However, due to the macro regulation and control over the prices of domestic refined products, the inverse relationship between the selling price of imported natural gas whose import price was higher than selling price, as well as the substantial increase in taxes and levies, the Group realised RMB132,961 million of profit attributable to owners of the Company in 2011, representing a decrease of 5.0% as compared with last year. In accordance with CAS, for 2011, profit before taxation of the Group was RMB184,276 million, representing a decrease of 2.6% as compared with last year. Net profit attributable to equity holders of the Company was RMB132,984 million, representing a decrease of 4.9% as compared with last year. Basic earnings per share 015

Chairman’s Report were RMB0.73. In accordance with IFRS, profit before income tax expense of the Group was RMB184,215 million for 2011, representing a decrease of 2.7% as compared with last year. Profit attributable to owners of the Company was RMB132,961 million, representing a decrease of 5.0% as compared with last year. Basic earnings per share were RMB0.73, representing a decrease of RMB0. 03 as compared with last year. The Board of Directors has recommended to pay a final dividend of RMB0.16462 per share for 2011 (inclusive of applicable tax). Together with the interim dividend of RMB0.16229 per share (inclusive of applicable tax), the total dividend for 2011 will be RMB0.32691 per share (inclusive of applicable tax). The final dividend for 2011 will be subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 23, 2012. Business Prospects The recovery of the world economy is growing more uncertain in 2012. International energy supply will remain tight in the long term amidst increasingly intense competition for energy resources. It is expected that the Chinese economy will maintain its steady course of development for a relatively long period and the demand for oil and gas will continue to grow. The Chinese government will continue to implement active fiscal policies and prudent currency policies. It will also optimise the energy structure, promote energy conservation and emission reduction as well as encourage the clean use of conventional energy resources. The Chinese government can be expected to speed up the streamlining of the pricing structure of energy resources. All these moves will create a favourable environment to the development of the Group’s business. In 2012, the Group will strengthen its research into and analysis of international and geopolitical issues as well as the economic trend, taxation and fiscal policies in China. The aim is to maintain a steady and rapid growth of the Group’s production and operation and to ensure its ongoing strategic development on resource, market and internationalisation. In respect of exploration and production, the Group will continue with the “Peak Growth in Oil and Gas Reserves” Program. In doing so, the Group will focus on large basins, key regions and new oilfields. On the other hand, the Group will strengthen venture exploration, pre-exploration and meticulous exploration in existing oilfields. The Group will also deepen its comprehensive geological studies and will continue to consolidate its dominance in China in upstream operations. Meanwhile, the Group will devise scientific production operation plans for oil and gas fields. The Group will focus on building up production capacity in key areas. It will promote the application of new technologies, including horizontal well and cluster well techniques. The Group will continue to promote fine water-injection in oilfields in order to lower the natural declining rate. The Group will actively explore and improve the techniques for the exploration and development of coal seam gas and shale gas so as to promote the development of non-conventional natural gas business. The oil and natural gas equivalent output target of the Group is 1,321 million barrels for 2012. In respect of refining and chemicals, the Group will maintain steady production. Maintenance and repair works will be arranged systematically to ensure the operating safety and consistency of refining equipment. The Group will also enhance and optimise resource allocation and will timely adjust product structure and output in accordance with market demand, thereby increasing product profitability and risk resistance ability. The Group 016

2011 ANNUAL REPORT will further strategically adjust the structure of its refining operations in order to fully realise the potential of the integration of refining and chemicals as well as to maximise the overall efficiency. In respect of the sale of refined products, the Group will firmly be market-oriented, with a focus on customers and efficiency. The Group will strengthen dynamic market analysis and appropriately rationalise sales structure. Efforts will be made to raise sales quality and to diversify sourcing channels for resources. The Group will further develop its distribution networks and increase the proportion of high-performance service stations. The Group will also take prudent steps to develop its service station convenient store business and will perfect its service system so as to increase market competitiveness and profitability. In respect of natural gas and pipeline, the Group will promote the continuing rapid development of natural gas business through balancing the two kinds of resources of locally produced gas and imported gas as well as enhancing effective upstream and downstream coordination. The Group will focus on the development of the natural gas market with emphasis on central and high-performance markets. In conventional markets such as Sichuan Province, Chongqing, the Bohai Rim and the Yangtze River Delta, untapped potential among existing users will be developed whilst efforts will be made to expand into new markets. The Group will actively develop the natural gas utilisation business and expand the market size. Through strengthened organisation and scientific implementation, the Group will seek to ensure orderly construction of pipelines and their safe and consistent operation. In respect of international operations, the Group will, on the one hand, continue to accord first priority to oil and gas resources. The Group will speed up the development of overseas oil and gas cooperation zones whilst consolidating and replicating the success in overseas venture exploration. The Group will also actively explore a production structure integrating overseas exploration and development, which will, in turn, pave the way for large scale developments and wider co-operations. On the other hand, the Group will pursue a sustained and healthy development of its fast-growing international trading operations. The Group will enhance the development of overseas oil and gas operating hubs in order to achieve the integration of refining, storage, trading and transport businesses in one entity. The Group will devote its efforts to developing valuable resources and new markets and diligently converting its advantage in resources into a market and efficiency advantage. [Graphic Appears Here] Jiang Jiemin Chairman Beijing, the PRC March 29, 2012 017

PetroChina Business Operating Review

BUSINESS OPERATING REVIEW

1. Market Review

(1) Crude Oil Market

2008–2011 International Crude Oil Price Chart


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In 2011, the overall performance of the international oil market was characterised by supply being slightly less than demand, as well as fluctuation of crude oil prices on high levels. Owing to the influence of multiple factors such as political turmoil in the Middle East and North Africa, earthquakes in Japan and the Iran nuclear issue, international oil prices generally fluctuated upwards. The average price of North Sea Brent crude oil reached US$111.27 per barrel for 2011, representing an increase of US$31.80 per barrel or approximately 40% as compared with last year. The extent of the increase set a record high since the birth of world industry in 1859. The price trend of WTI crude oil differed from that of other major oil types around the world. The extent to which WTI crude oil is priced below North Sea Brent crude oil has reached a historic high. The average price of WTI crude oil reached US$95.42 per barrel for 2011.

According to relevant information and statistics, the aggregate domestic crude oil output was 201 million tons in 2011, which was substantially the same as last year. Crude oil net imports amounted to 250 million tons in 2011, representing an increase of approximately 6% as compared with last year.

(2) Refined Products Market

The growth rate of the Chinese economy experienced a moderate reduction in 2011. As a result, the growth rate of domestic consumption of refined products experienced a quarter-on-quarter reduction. According to relevant information and statistics, the domestic apparent consumption of refined products amounted to 242 million tons in 2011, representing an increase of 4.5% as compared with last year. The processed volume of crude oil amounted to 407 million tons, representing an increase of 3.4% as compared with last year. The refined products output reached 247 million tons, representing an increase of 3.8% as compared with last year, which was basically consistent with the consumption growth. In particular, the output of gasoline products, diesel products and kerosene products in 2011 amounted to 75.58 million tons, 153.02 million tons and 18.60 million tons, representing an increase of 4.3%, 3.0% and 8.6% as compared with

018

2010, respectively. In 2011, the PRC government made three adjustments to the prices of domestic refined products with two increases and one decrease in price. As compared with the end of 2010, the prices of reference gasoline and reference diesel in aggregate rose by RMB550 per ton and RMB450 per ton, respectively. (3) Chemical Products Market In 2011, as the economic growth rate of the world’s major economies declined, export demand for chemical products shrank. The implementation by the PRC government of prudent monetary policy led to tight liquidity for some downstream enterprises. As a result, domestic demand for chemical products decreased. Due to the impact of low domestic and overseas demand, the prices for chemical products fluctuated downwards and profit margin continued to narrow. In particular, prices for chemical products declined considerably and profitability of the chemical products business fell since October 2011. (4) Natural Gas Market In 2011, supply of resources increased substantially as domestic natural gas output grew steadily and the volume of natural gas imports from Central Asia and LNG imports continued to increase. Domestic demand for natural gas grew rapidly and the consumer market further expanded. Supply and demand of natural gas was generally balanced. According to relevant information and statistics, domestic 2011 ANNUAL REPORT natural gas output reached 101.1 billion cubic metres in 2011, representing an increase of 6.3% as compared with last year. 2. Business Review (1) Exploration and Production Exploration In 2011, the Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program. It adhered to meticulous and comprehensive studies on geology and endeavored to promote the integration of exploration and development. A number of significant discoveries and breakthroughs were made in major exploration areas. The replacement ratio of oil and gas equivalent reserves of the Group for 2011 was 1.03. All these further reinforced the basis of the Group’s resources. A geological oil reserve of 100 million tons situated at Qaidam Yingdong Formation was newly added to the Group’s controlled reserve, laying the foundation for the Group to locate quality large-scale reserves in the southwestern part of Qaidam Basin. New controlled geological reserves were discovered at western and southern Jingbian as a result of natural gas exploration in Erdos Basin, presenting new prospects for Lower Paleozoic Exploration. In addition, the Group also made significant progress in many locations such 019

Business Operating Review as Erdos Basin, Tarim Basin, Sichuan Basin, Bohai Bay Basin, Songliao Basin, Junggar Basin, Qaidam Basin and Beibu Gulf Basin. Development and Production In 2011, the Group continued to carry out the “foundation year” activities for the development of oilfields and the special arrangement in relation to water injection, and actively organised the stable production of existing oilfields. Major development indicators of the existing oilfields continued to improve, including the effective control over the rise of composite water cut, which further strengthened the basis for stable production of such existing oilfields. Intensified efforts were made to improve production capacity in new oilfields, such as optimisation of technology roadmap for development and continuing standardisation of ground level constructions. There were increases in new well output and single well output as compared with last year. As a result of stringent production management and scientific organisation of production operations in various oil and gas fields, crude oil output remained stable with some increases. The Group achieved notable results in its domestic and overseas cooperation efforts as well as technological breakthroughs. Non-conventional oil and gas business of the Group proceeded in an orderly pace. In Daqing Oilfield, the Group successfully overcame intensified development difficulties and the impact of certain other unfavorable factors. The Group speeded up the transformation of the development mode for oilfields and optimised allocation of resources for development. As a result, the annual output of crude oil and natural gas in Daqing Oilfield amounted to 40 million tons and 3.1 billion cubic metres in 2011, respectively. Following 27 consecutive years of stable production of over 50 million tons of crude oil, 2011 was the ninth consecutive year of stable production with an output of over 40 million tons of crude oil. In Changqing Oilfield, the Group carefully organised production and operation and focused on raising development capability. As a result, the annual oil and natural gas equivalent output in Changqing Oilfield reached 40.60 million tons in 2011 and achieved a historic leap-forward. Overseas Oil and Gas In 2011, the Group actively responded to the complex international competition for energy resources and further expanded its overseas cooperation. The strategic arrangement of five major oil and gas cooperation zones was basically completed. Overseas cooperation gradually extended towards combining oil and gas development, integrating upstream and downstream operations as well as developing non-conventional oil and gas projects. As a result, the international operations of the Group have entered a new phase of effective and large-scale development. The Rumaila Project in Iraq in which the Group cooperated with BP is starting to recoup its investment and expenses whilst lifting crude oil. Its average output reached 1.19 million barrels per day. The Halfaya Project also proceeded smoothly. Construction of seismic, drilling well and ground output facilities were carried out at full speed. The Group’s Arrow Project in Australia proceeded in an orderly pace. In September 2011, the Group entered into an agreement to acquire Bow Energy Limited, a company engaged in coal seam gas exploration and development. In 2011, the Group’s overseas oil and natural gas equivalent output reached 120.8 million barrels, representing an increase of 18.2% as compared with last year, and reflecting a marked increase in the contribution of international operations to the Group’s results. In 2011, the Group’s total crude oil output reached 886.1 million barrels, representing an increase of 3.3% as compared with last year. The marketable natural gas output reached 2,396.4 billion cubic feet, representing an increase of 7.9% as compared with last year. The oil and natural gas equivalent output amounted to 1,285.6 million barrels, representing an increase of 4.7% as compared with last year. 020

[Graphic Appears Here] Summary of Operations of the Exploration and Production Segment Year-on-year Unit 2011 2010 change (%) Crude oil output Million barrels 886.1 857.7 3.3 Marketable natural gas output Billion cubic feet 2,396.4 2,221.2 7.9 Oil and natural gas equivalent output Million barrels 1,285.6 1,228.0 4.7 Proved reserves of crude oil Million barrels 11,128 11,278(1.3) Proved reserves of natural gas Billion cubic feet 66,653 65,503 1.8 Proved developed reserves of crude oil Million barrels 7,458 7,605(1.9) Proved developed reserves of natural gas Billion cubic feet 32,329 31,102 3.9 Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet. (2) Refining and Chemicals In 2011, the Group’s refining and chemicals businesses firmly followed market direction in adjusting its product structure. The Group coordinated and optimised allocation of resources, strengthened management over production operation, and implemented precision management by carrying out management of benchmark indicators. Major technological and economic indicators continued to improve. In particular, light products yield and ethylene yield of the Group remained at the leading position of its kind in China. Sales of chemicals products followed market demand. Meanwhile, the Group increased the production of chemicals products which best meet market demand, lowered production costs and improved profitability. In 2011, the Group’s refineries processed 984.6 million barrels of crude oil and its crude oil 021

PetroChina Business Operating Review

processing load amounted to 92.0%. The Group produced 87.15 million tons of gasoline, diesel and kerosene.

The Group steadily pushed forward its strategic structural adjustment of refining and chemicals operation. The alteration and expansion of the refining project at Liaoyang Petrochemical, the capacity upgrading of the refining project at Ningxia Petrochemical, and the upgrading of oil products quality at Karamay Petrochemical and Jinzhou Petrochemical were completed and became operational. In addition, construction of the principal facilities of the refining project at Fushun Petrochemical, which has a capacity of 10 million tons, was completed. Preliminary works at Guangdong Petrochemical and Yunnan Petrochemical have reached staged progress. So far, the Group has built up 7 refining bases, each of which has a capacity of over 10 million tons, 4 major ethylene production bases and a number of featured refining enterprises.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2011	2010	Year-on-year change (%)
Processed crude oil	Million barrels	984.6	903.9	8.9
Gasoline, kerosene and diesel output	'000 ton	87,150	79,448	9.7
of which: Gasoline	'000 ton	25,447	23,308	9.2
Kerosene	'000 ton	2,663	2,395	11.2
Diesel	'000 ton	59,040	53,745	9.9
Crude oil processing load	%	92.0	91.3	0.7 percentage point
Light products yield	%	77.3	76.6	0.7 percentage point
Refining yield	%	94.0	93.5	0.5 percentage point
Ethylene	'000 ton	3,467	3,615	(4.1)
Synthetic Resin	'000 ton	5,690	5,550	2.5
Synthetic fibre materials and polymers	'000 ton	2,031	1,985	2.3
Synthetic rubber	'000 ton	606	619	(2.1)
Urea	'000 ton	4,484	3,764	19.1

Note: Figures have been converted at a rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2011, as a result of the accurate assessment of market trend which was complemented by a scientifically devised marketing strategy, the efficient allocation and deployment of resources, the active optimisation of sales structure as well as the effort to increase the proportion of retail sales, the Group's sale of refined products further improved and profitability was enhanced. The Group's market share in the domestic retail market reached 39.2% in 2011, representing an increase of 0.8 percentage point as compared with last year and reflecting a steady increase in the Group's market share. With continuing emphasis on developing the marketing network, the Group steadily pushed forward the building of high-performance and strategic markets, including the construction of service

022

2011 ANNUAL REPORT Business Operating Review

stations in urban areas and on expressways. As a result, more than 1,300 new service stations were developed in the year. In 2011, the Group sold 146 million tons of gasoline, kerosene and diesel, representing an increase of 20.4% as compared with last year.

Summary of Operations of the Marketing Segment

	Unit	2011	2010	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	'000 ton	145,532	120,833	20.4
of which: Gasoline	'000 ton	43,967	36,328	21.0
Kerosene	'000 ton	9,778	6,716	45.6
Diesel	'000 ton	91,787	77,789	18.0
Market share in domestic retail market	%	39.2	38.4	0.8 percentage point
Number of service stations	units	19,362	17,996	7.6
of which: owned service stations	units	18,792	17,394	8.0
Sales volume per service station	Ton/day	11.1	11.0	0.9

International Trading Operations

In 2011, the Group's international trading continued to grow at a rapid and steady pace. Its global resources deployment ability was markedly raised. With the three major oil and gas operating hubs in Asia, Europe and Americas, the Group mapped out its global trading network and constantly diversified its trading practices. It also pushed forward with the building of storage facilities and further improved its internationalised operating capability. The oil and gas operating hub in Asia is becoming complete and effectively serving the four functions of trading, processing, storage and transport in one entity. Singapore Petroleum Company (SPC) and Osaka International Refining Company continued to perform well. With the completion of its joint venture with INEOS Group Holdings plc. to set up a trading entity and a refining entity, the Group's plan to build the oil and gas operating hub in Europe has made significant progress.

In 2011, the volume of the Group's completed international trading reached 147 million tons. The scale and profitability of crude oil, natural gas and refined oil trading businesses achieved substantial growth.

(4) Natural Gas and Pipeline

In 2011, the Group's natural gas sales effectively balanced the two kinds of resources of locally produced gas and imported gas. The Group strengthened the connections between production, transportation and marketing. The operation of the Group's pipeline network as well as allocation of resources were optimised to ensure a safe and stable supply of gas to the market. As a result of the optimisation of user structure and the greater emphasis on market development, the coverage of natural gas supply has increased from 26 provinces in 2010 to 28 provinces to include Jiangxi Province and Guangdong Province. The Group's natural gas utilisation business progressed effectively. Sales volume of natural gas maintained a rapid double-digit growth.

In 2011, the Group accelerated the construction of oil and gas pipelines with strategic importance as well as domestic trunk pipeline networks and storage facilities. The trunk line of the Second West-East Gas Pipeline was fully completed and became operational in June 2011. It has a total length of 4,843 km. The pipeline mainly brings in natural gas from Central Asian countries such as Turkmenistan and

023

Business Operating Review Kazakhstan. The trunk line of the Second West-East Gas Pipeline has been linked up with various existing pipelines, forming a natural gas pipeline network in China which benefits 15 provinces (cities and autonomous regions) along the line. The pipeline is of critical importance to ensuring the supply of energy, the optimisation of energy structure, and the promotion of energy conservation, emission reduction and hence green development. Jiangsu and Dalian LNG began supplying gas to the West-East Gas Pipeline Network and the Northeast Region. These contributed strongly to the adjustment of regional energy structure and the realisation of diversification of natural gas sources. As at the end of 2011, the Group’s pipelines measured a total length of 60,232 km, consisting of 36,116 km of natural gas pipelines, 14,782 km of crude oil pipelines and 9,334 km of refined product pipelines. 024

[Graphic Appears Here] The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in this annual report. 1. The financial data set out below is extracted of the Group prepared under IFRS (1) Consolidated Operating Results In 2011, the Group achieved a turnover of RMB2,003,843 million, representing an increase of 36.7% from the preceding year. Profit attributable to owners of the Company was RMB132,961 million, representing a decrease of 5.0% from the preceding year. Basic earnings per share was RMB0.73, representing a decrease of RMB0.03 from the preceding year. Turnover Turnover increased by 36.7% from RMB1,465,415 million for 2010 to RMB2,003,843 million for 2011. This was primarily due to increases in the selling prices and the sales volume of major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for major products sold by the Group in 2011 and 2010 and their respective percentage of change during these two years. 025

PetroChina Management's Discussion and Analysis of Financial Position and Results of Operations

	Sales Volume ('000 ton)			Average Realised Price (RMB/ton)		
	2011	2010	Percentage of Change (%)	2011	2010	Percentage of Change (%)
Crude oil*	62,057	61,629	0.7	4,748	3,623	31.1
Natural gas (hundred million cubic metre, RMB/'000 cubic metre)	752.81	630.11	19.5	1,082	955	13.3
Gasoline	43,967	36,328	21.0	7,804	6,627	17.8
Diesel	91,787	77,789	18.0	6,952	5,910	17.6
Kerosene	9,778	6,716	45.6	6,206	4,874	27.3
Heavy oil	9,325	9,603	(2.9)	4,376	3,800	15.2
Polyethylene	2,885	3,012	(4.2)	9,425	8,958	5.2
Lubricant	1,761	1,703	3.4	9,601	8,215	16.9

* The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 42.6% from RMB1,277,638 million for 2010 to RMB1,821,382 million for 2011, of which:

Purchases, Services and Other Purchases, services and other increased by 54.3% from RMB795,525 million for 2010 to RMB1,227,533 million for 2011. This was primarily due to (i) overall increase in purchase cost as a result of larger trading volume in oil products, increased imports of crude oil by the refineries and the sharp rise in crude oil prices on the international market, and (ii) increase in the costs of importing extra natural gas from Central Asia and LNG to ensure the safe and stable supply of gas to urban residents, utilities and key industrial users.

Employee Compensation Costs Employee compensation costs (including employees' salaries and such additional costs as social security contributions and housing provident funds) of the Group were RMB97,162 million for 2011. Excluding the impact due to the expansion of operations and the rise of the social security contribution base due to impact of the governmental policies, employee compensation costs of the Group increased by 9.8% as compared with last year. This was primarily due to the fact that the Group has adjusted its front-line employees' salaries to an appropriate level by considering certain factors such as the rise of the domestic consumer price index.

Exploration Expenses Exploration expenses increased by 4.1% from RMB22,963 million for 2010 to RMB23,908 million for 2011. This was primarily due to the fact that the Group continued to put more efforts into oil and gas exploration to further strengthen the base of its oil and gas resources.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 22.0% from RMB113,209 million for 2010 to RMB138,073 million for 2011. This was primarily due to the fact that (i) both the average carrying value of fixed assets and the average net value of oil and gas properties increased as a result of an increase in capital expenditure of the Group, leading to an increase in depreciation and depletion provisions during the reporting period; and (ii) a higher amount of impairment charges were recorded by the Group against certain refining equipment during the reporting period.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 5.8% from RMB74,239 million for 2010 to RMB69,969 million for 2011. Excluding the impact due to the change in the calculation method in respect of transportation costs, the year-on-year increase was 11.7%, which was primarily due to an increase in repair costs of refining equipment and extra storage and leasing costs as a result of business expansion.

026

2011 ANNUAL REPORT Taxes other than Income Taxes T axes other than income taxes increased by 44.6% from RMB184,209 million for 2010 to RMB266,343 million for 2011. In particular: Crude oil special gain levy increased from RMB52,172 million for 2010 to RMB102,458 million for 2011. With effect from November 1, 2011, the threshold of the crude oil special gain levy was raised from US$40 per barrel to US$55 per barrel. However, as international oil price rose significantly during the reporting period and only two months (November and December) in 2011 were affected by the implementation of the policy of imposing a higher threshold of the crude oil special gain levy, there was a substantial increase in the Group’s crude oil special gain levy for 2011. For policy adjustment to the charging of crude oil special gain levy, please refer to sub-section “Other Significant Events” under the section “Significant Events” in this annual report. Consumption tax borne by the Group increased from RMB89,670 million for 2010 to RMB98,795 million for 2011, which was primarily due to an increase in the sales volume of refined products from refineries during the reporting period. Resource tax borne by the Group increased from RMB9,796 million for 2010 to RMB19,784 million for 2011. The substantial increase in the Group’s resource tax for 2011 as compared with 2010 was primarily due to the promulgation of new resource tax policy by the PRC government. For policy adjustment to resource tax, please refer to sub-section “Other Significant Events” under the section “Significant Events” in this annual report. Other Income/(Expenses), net Other income, net, of the Group for 2011 was RMB1,606 million, representing an increase of RMB5,795 million from the other expenses, net, of the Group in the amount of RMB4,189 million for 2010. This was primarily due to the fact that the refund of value-added tax (“VAT”) for imported natural gas (including LNG) provided by the State was recognised by the Group in 2011. For the specific regulations on return of VAT, please refer to sub-section “Other Significant Events” under the section Discussion and Analysis “Significant Events” in this annual report. Profit from Operations The profit from operations of the Group for 2011 was RMB182,461 million, representing a decrease of 2.8% from RMB187,777 million for 2010. Net Exchange Loss Net exchange loss decreased by 20.1% from RMB1,172 million for 2010 to RMB936 million for 2011. The decrease in net exchange loss was primarily due to the repayment of loans denominated in Canadian Dollars by the Group at the end of 2010. Net Interest Expenses Net interest expenses increased by 89.3% from RMB4,338 million for 2010 to RMB8,212 million for 2011. The increase was primarily attributable to (i) an increase in the Group’s interest-bearing debts prompted by the need to secure the funding required for production, operation and capital investment; and (ii) a rise in the Group’s financing cost due to the State’s policy of raising interest rates. Profit Before Income Tax Expense Pr ofit before income tax expense decreased by 2.7% from RMB189,305 million for 2010 to RMB184,215 million for 2011. Income Tax Expense Income tax expense decreased by 0.7% from RMB38,513 million for 2010 to RMB38,256 million for 2011, which was primarily due to a decrease in the taxable income for the year. Profit for the year Pr ofit for the year decreased by 3.2% from RMB150,792 million for 2010 to RMB145,959 million for 2011. Profit attributable to non-controlling interests As international oil prices in 2011 increased significantly compared with that of last year, certain overseas subsidiaries of the Group engaging in upstream operations recorded material increases in net profit. This resulted in an increase in the profit attributable to non-controlling interests by 20.4%, 027

Management’s Discussion and Analysis from RMB10,800 million for 2010 to RMB12,998 million for 2011. Profit attributable to owners of the Company Due the macro regulation and control over the prices of domestic refined products, the inverse relationship between the selling price of imported natural gas whose import price was higher than selling price, as well as the substantial increase in taxes and levies, profit attributable to owners of the Company decreased by 5.0% from RMB139,992 million for 2010 to RMB132,961 million for 2011. (2) Segment Results A Exploration and Production Turnover Turnover of the Exploration and Production segment increased by 42.2% from RMB544,884 million for 2010 to RMB774,777 million for 2011. The increase was primarily due to an increase in the average realised crude oil price, the average realised natural gas price as well as the growth in the sales volume. The average realised crude oil price of the Group in 2011 was US$104.20 per barrel, representing an increase of 42.9% from US$72.93 per barrel in 2010. Operating Expenses Operating expenses of the Exploration and Production segment increased by 41.9% from RMB391,181 million for 2010 to RMB555,238 million for 2011. Of which, the operating expenses incurred for purchases, services and other increased by RMB76,299 million as compared with last year. This was primarily due to an increase in the purchase costs of oil imports from Russia and Kazakhstan during the year. Taxes other than income taxes increased by RMB70,144 million, which was primarily due to a sharp increase in the crude oil special gain levy and the resource tax during the year. The oil and gas lifting cost of the Group increased by 12.6% from US$9.97 in 2010 to US$11.23 in 2011. Excluding the impact of exchange rate movements, the year- on-year increase was 7.4% . The oil and gas lifting cost was brought under control. to Profit from Operations In 2011, the Exploration and Production segment transformed the mode of development and continued to step up cost control while crude oil prices remained high. As a result, the Group’s profitability has further improved and the basis for sustainable development has been reinforced. The profit from operations for 2011 was RMB219,539 million, representing an increase of 42.8% from RMB153,703 million for 2010. The Exploration and Production segment remains as the most important profit contributing segment of the Group. A Refining and Chemicals Turnover T urnover of the Refining and Chemicals segment increased by 27.5% from RMB664,773 million for 2010 to RMB847,711 million for 2011. The increase was primarily due to an increase in both the selling prices and sales volumes of major refined products. Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 38.5% from RMB656,926 million for 2010 to RMB909,577 million for 2011. Of which, the operating expenses incurred for purchases, services and other increased by RMB230,170 million as compared with last year. This was primarily due to an increase in crude oil imports by refineries and increases in international crude oil prices during the year. Taxes other than income taxes increased by RMB10,024 million, which was primarily due to an increase in consumption tax as compared with last year. The cash processing cost of refineries was RMB146.27 per ton, which was substantially the same as RMB144.04 per ton for last year. Profit from Operations Due to the fact that international crude oil prices remained high, the prices of domestic refined 028

2011 ANNUAL REPORT products were subject to macro regulation and control and the demand in the petrochemical market was down, the Refining and Chemicals segment recorded operating losses of RMB61,866 million for 2011. Of which, the refining operations and the chemicals operations recorded operating losses of RMB60,087 million and RMB1,779 million for 2011. A Marketing Turnover T urnover of the Marketing segment increased by 49.2% from RMB1,134,534 million for 2010 to RMB1,693,130 million for 2011. The increase was primarily due to an increase in both the selling prices and the sales volumes of refined products as well as an increase in revenue from the oil products trading business. Operating Expenses Operating expenses of the Marketing segment increased by 49.5% from RMB1,118,578 million for 2010 to RMB1,672,477 million for 2011. Of which, the operating expenses incurred for purchases, services and other increased by RMB558,011 million as compared with last year. The increase was primarily due to an increase in the purchase cost relating to the oil products trading business. Profit from Operations In 2011, the Marketing segment promptly took advantage of opportunities presented by the market and organised its marketing efforts scientifically. Discussion and Analysis It expanded sales and improved the quality of marketing efforts. Profit from operations was RMB20,653 million for 2011, representing an increase of 29.4% from RMB15,956 million for 2010. A Natural Gas and Pipeline Turnover Turnover of the Natural Gas and Pipeline segment amounted to RMB173,058 million, representing an increase of 47.9% from RMB117,043 million in 2010. The increase was primarily due to (i) increases in both the sales and transmission volumes as well as the ongoing optimisation of the sales structure by the Natural Gas and Pipeline segment, resulting in an increase in the share of industrial gas in the sales volume; (ii) the PRC government raising the ex-factory base price of locally produced onshore natural gas by RMB0.23 per cubic meters with effect from June 1, 2010; (iii) increase in the sales revenue of city gas and LPG . Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB157,528 million in 2011, representing an increase of 63.0% from RMB96,628 million in 2010, of which purchases, services and other increased year-on-year by RMB56,723 million. For the purposes of ensuring a safe and stable supply of gas to city residents, utilities and key industrial users, the 029

PetroChina Management's Discussion and Analysis of Financial Position and Results of Operations

Natural Gas and Pipeline segment imported 15.53 billion cubic meters of natural gas from Central Asia and 1.83 billion cubic meters of LNG in the year, thereby increasing the purchase cost. Depreciation, depletion and amortisation increased by RMB4,376 million, which was primarily due to the fact that key projects such as the trunk line of the Second West-East Gas Pipeline commencing operation, leading to a corresponding increase in depreciation and depletion.

Profit from Operations Profit from operations of the Natural Gas and Pipeline segment in 2011 was RMB15,530 million, representing a decrease of 23.9% from RMB20,415 million in 2010. This was as a result of an increase in losses on imported gas and the impact of higher depreciation in respect of the capitalisation of key projects at the same time. Among others, the sale of imported natural gas and LNG recorded a cumulative loss of approximately RMB21,400 million.

In 2011, the Group's overseas operations[note] produced notable results and further increased their contribution to the Group. Turnover of overseas operations amounted to RMB574,212 million, or 28.6% of the Group's total turnover. Profit before income tax expense of overseas operations amounted to RMB34,747 million, or 18.9% of the Group's profit before income tax expense.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2011	As at December 31, 2010	Percentage of Change
	RMB million	RMB million	%
Total assets	1,917,586	1,656,487	15.8
Current assets	382,711	286,392	33.6
Non-current assets	1,534,875	1,370,095	12.0
Total liabilities	835,040	646,358	29.2
Current liabilities	560,038	429,736	30.3
Non-current liabilities	275,002	216,622	27.0
Equity attributable to owners of the Company	1,002,745	938,926	6.8
Share capital	183,021	183,021	-
Reserves	263,007	256,617	2.5
Retained earnings	556,717	499,288	11.5
Total equity	1,082,546	1,010,129	7.2

030

2011 ANNUAL REPORT Total assets amounted to RMB1,917,586 million, representing an increase of 15.8% from that as at the end of 2010, of which: Current assets amounted to RMB382,711 million, representing an increase of 33.6% from that as at the end of 2010. The increase in current assets was primarily due to (i) an increase in inventories from RMB134,888 million as at the end of 2010 to RMB182,253 million as at the end of 2011 as a result of the price increases in raw materials and finished products and an increase in the volume of inventories; (ii) an increase in cash and cash equivalents, which amounted to RMB61,172 million as at the end of 2011, an increase from RMB45,709 million as at the end of 2010. Non-current assets amounted to RMB1,534,875 million, representing an increase of 12.0% from that as at the end of 2010. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties, construction-in-progress, etc.) from RMB1,238,599 million as at the end of 2010 to RMB1,372,007 million as at the end of 2011. Total liabilities amounted to RMB835,040 million, representing an increase of 29.2% from that as at the end of 2010, of which: Changes in fair Amount at the value recorded beginning of in profit/loss of the reporting the reporting Items period period Financial assets Loans and receivables 66,742—Available-for-sale financial assets 360—Sub-total 67,102—Financial liabilities 102,336— Discussion and Analysis Current liabilities amounted to RMB560,038 million, representing an increase of 30.3% from that as at the end of 2010. The increase in current liabilities was primarily due to: (i) an increase in other taxes payable by the Group; and (ii) an increase in the balance of short-term borrowings as a result of certain long-term borrowings being re-classified as short-term borrowings as they approached maturity. Non-current liabilities amounted to RMB275,002 million, representing an increase of 27.0% from that as at the end of 2010. The increase in non-current liabilities was primarily due to an increase in long-term borrowings from RMB131,352 million as at the end of 2010 to RMB180,675 million as at the end of 2011 to ensure availability of funding for the Group’s production, operation and capital investment. Equity attributable to owners of the Company amounted to RMB1,002,745 million, representing an increase of 6.8% from that as at the end of 2010. The increase in equity attributable to owners of the Company was primarily due to an increase in retained earnings. As at December 31, 2011, the financial assets and financial liabilities of the Group denominated in foreign currencies were as follows: Unit: RMB million Impairment Accumulated loss recorded Amount at changes in fair in the the end of value recorded in reporting the reporting equity period period—- 115,647 26—272 26—115,919—- 160,037 031

Management’s Discussion and Analysis (4) Cash Flows As at December 31, 2011, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders. Net cash flows from operating activities Net cash flows used for investing activities Net cash flows from/(used for) financing activities Translation of foreign currency Cash and cash equivalents at end of year A Net Cash Flows From Operating Activities The net cash flows of the Group from operating activities for 2011 amounted to RMB290,155 million, representing a decrease of 9.0% from RMB318,796 million in 2010. This was mainly due to the impact as a result of an increase in taxes and levies paid as well as changes in inventories and other kinds of working capital. As at December 31, 2011, the Group had cash and cash equivalents of RMB61,172 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 67.8% were denominated in Renminbi, approximately 25.7% were denominated in US Dollars, approximately 1.6% were denominated in HK Dollars and approximately 4.9% were denominated in other currencies). A Net Cash Flows Used for Investing Activities The table below sets forth the net cash flows of the Group for 2011 and 2010 respectively and the amount of cash and cash equivalents as at the end of each year: Year ended December 31 2011 2010 RMB million RMB million 290,155 318,796 (283,638)(299,302) 9,259(60,944) (313) 234 61,172 45,709 activities in 2011 amounted to RMB283,638 million, representing a decrease of 5.2% from RMB299,302 million in 2010. The decrease was primarily due to the overall impact of an increase in capital expenditures and a decrease in expenditures for the acquisition of associates and jointly controlled entities during the reporting period. A Net Cash Flows From/(Used for) Financing Activities The net cash flows of the Group from financing activities in 2011 amounted to RMB9,259 million while the net cash flows used for financing activities in 2010 was RMB60,944 million. Such change from net cash outflows to net cash inflows was primarily due to an increase in new loans during the reporting period as compared with last year. The net cash flows of the Group used for investing 032

The net liabilities of the Group as at December 31, 2011 and December 31, 2010, respectively, are as follows: As at December 31, 2011 As at December 31, 2010 RMB million RMB million Short-term borrowings (including current portion of long- term borrowings) 137,698 102,268 Long-term borrowings 180,675 131,352 Total borrowings 318,373 233,620 Less: Cash and cash equivalents 61,172 45,709 Net borrowings 257,201 187,911 The following table sets out the remaining contractual maturities of borrowings as at the respective date of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date: As at December 31, 2011 As at December 31, 2010 RMB million RMB million Within 1 year 147,442 110,380 Between 1 and 2 years 21,759 41,533 Between 2 and 5 years 155,611 82,640 After 5 years 25,378 26,642 350,190 261,195 033

PetroChina Management's Discussion and Analysis of Financial Position and Results of Operations

Of the total borrowings of the Group as at December 31, 2011, approximately 72.4% were fixed-rate loans, approximately 27.5% were floating-rate loans and 0.1% were interest free loans. Of the borrowings as at December 31, 2011, approximately 79.8% were denominated in Renminbi, approximately 17.7% were denominated in US Dollars, approximately 1.2% were denominated in Japanese Yen, approximately 0.9% were denominated in Canadian Dollars and approximately 0.4% were denominated in other currencies.

As at December 31, 2011, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 22.7% (18.8% as at December 31, 2010).

(5) Capital Expenditures

In 2011, the Group appropriately arranged its investment pace and reinforced the management of investment cost. Capital expenditures of the Group in 2011 increased by 3.0% to RMB284,391 million from RMB276,212 million in 2010. The increase in capital expenditures has been brought under effective control. The table below sets forth the capital expenditures of the Group for 2011 and 2010 and the estimated capital expenditures for each of the business segments of the Group for 2012.

	2011		2010		Estimates for 2012	
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	162,154	57.02	160,893	58.25	172,900	57.64
Refining and Chemicals	42,781	15.04	44,242	16.02	43,900	14.63
Marketing	15,136	5.32	15,793	5.72	16,600	5.53
Natural Gas and Pipeline	62,645	22.03	53,648	19.42	63,600	21.20
Head Office and Other	1,675	0.59	1,636	0.59	3,000	1.00
Total	284,391	100.00	276,212	100.00	300,000	100.00

* If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2010 and 2011, and the estimates for the same for 2012 would be RMB173,142 million, RMB173,760 million and RMB184,900 million, respectively.

◆ Exploration and Production

In 2011, capital expenditures for the Exploration and Production segment amounted to RMB162,154 million, which were primarily related to local oil and gas exploration projects such as those in Changqing, Daqing, Southwestern and Tarim, construction of key production capacities for various oil and gas fields, as well as major overseas oil and gas development projects such as those in Rumaila and Aktobe.

The Group anticipates that capital expenditures for the Exploration and Production segment for 2012 will amount to RMB172,900 million, of which approximately RMB31,000 million will be used in exploration of oil and gas and approximately RMB141,900 million will be used in development thereof. Domestic exploration activities will remain focused on the "Peak Growth in Oil and Gas Reserves" Program while more efforts will be devoted to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Development activities will be focused on maintaining the production of Daqing Oilfield, as well as increasing the equivalent output of Changqing Oilfield and increasing the output of such oil and gas fields as Tarim in Xinjiang. Overseas operations will be focused on cooperation in oil and gas exploration and development in Central Asia, the Middle East, the Americas and Asia-Pacific.

034

2011 ANNUAL REPORT A Refining and Chemicals Capital expenditures for the Refining and Chemicals segment for 2011 amounted to RMB42,781 million, of which RMB21,653 million was used in the construction of refining facilities and RMB21,128 million was used in the construction of chemicals facilities. These were mainly related to the construction of facilities for large scale oil refining projects and ethylene projects, such as those at Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical, Daqing Petrochemical, Ningxia Petrochemical and Huhhot Petrochemical. The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2012 will amount to RMB43,900 million. Of which, approximately RMB31,700 million will be used for the construction and expansion of refining facilities, which mainly relate to the large scale refining projects at Sichuan Petrochemical, Guangdong Petrochemical, Huabei Petrochemical, Yunnan Petrochemical and Huhhot Petrochemical, and approximately RMB12,200 million will be used for the construction and expansion of chemicals facilities, which mainly relate to the large scale ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical. A Marketing Capital expenditures for the Marketing segment for 2011 amounted to RMB15,136 million, which were mainly used for the construction of sales network facilities including service stations and oil depots. Discussion and Analysis The Group anticipates that capital expenditures for the Marketing segment for 2012 will amount to RMB16,600 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks. A Natural Gas and Pipeline Capital expenditures for the Natural Gas and Pipeline segment for 2011 amounted to RMB62,645 million, which were mainly used for natural gas pipeline construction projects such as the Second West-East Gas Pipeline and the Third Shaanxi-Beijing Gas Pipeline, the Lanzhou-Chengdu Crude Oil Pipeline project, as well as Jiangsu and Dalian LNG projects. The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2012 will amount to RMB63,600 million, which are expected to be used primarily for the construction of main oil and gas transmission projects such as the branch line of the Second West-East Gas Pipeline and Zhongwei-Guiyang Gas Pipeline, as well as associated LNG and city gas facilities. A Head Office and Other Capital expenditures for the Head Office and Other segment for 2011 were RMB1,675 million. The Group anticipates that capital expenditures for the Head Office and Other segment for 2012 will amount to RMB3,000 million, which are expected to be used primarily for scientific research and construction of information systems. 035

PetroChina Management's Discussion and Analysis of Financial Position and Results of Operations

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1) Financial data prepared under CAS

	As at December 31, 2011	As at December 31, 2010	Percentage of change
	RMB million	RMB million	%
Total assets	1,917,528	1,656,368	15.8
Current assets	385,420	289,880	33.0
Non-current assets	1,532,108	1,366,488	12.1
Total liabilities	834,962	646,267	29.2
Current liabilities	560,038	429,736	30.3
Non-current liabilities	274,924	216,531	27.0
Equity attributable to equity holders of the Company	1,002,885	939,043	6.8
Total equity	1,082,566	1,010,101	7.2

For reasons for changes, please read the sub-section "Assets, Liabilities and Equity" under the section "Management's Discussion and Analysis of Financial Position and Results of Operations" in this annual report.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2011	Cost of principal operations for the year 2011	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	Percentage points
Exploration and Production	756,912	360,210	33.8	43.9	36.8	(2.3)
Refining and Chemicals	839,826	747,928	(2.2)	27.7	44.7	(8.3)
Marketing	1,684,330	1,615,428	3.9	49.3	52.1	(1.8)
Natural Gas and Pipeline	170,643	151,211	10.4	48.2	68.2	(10.5)
Head Office and Other	517	333	-	48.6	194.7	-
Inter-segment elimination	(1,487,187)	(1,486,361)	-	-	-	-
Total	1,965,041	1,388,749	16.3	37.4	48.2	(5.8)

* Margin=Profit from principal operations /Income from principal operations

036

2011 ANNUAL REPORT Management's Discussion and Analysis of Financial Position and Results of Operations

(3) Principal operations by regions under CAS

	2011	2010	Year-on-year change
Revenue from external customers	**RMB million**	**RMB million**	**%**
Mainland China	1,429,631	1,086,909	31.5
Other	574,212	378,506	51.7
Total	2,003,843	1,465,415	36.7
	December 31, 2011	**December 31, 2010**	**Year-on-year change**
Non-current assets*	**RMB million**	**RMB million**	**%**
Mainland China	1,380,797	1,231,848	12.1
Other	149,018	132,421	12.5
Total	1,529,815	1,364,269	12.1

* Non-current assets mainly include other non-current assets other than financial instruments and deferred tax assets.

(4) Description of reasons for any material changes in the composition of profits in the current reporting period as compared with those for the preceding reporting period

For reasons of changes, please refer to the sub-section "Consolidated Operating Results" under the section "The Management's Discussion and Analysis of Financial Position and Results of Operations" in this annual report.

(5) Principal subsidiaries and associates of the Group

Name of company	Registered capital RMB million	Shareholding %	Amount of total assets RMB million	Amount of total liabilities RMB million	Amount of total net assets RMB million	Net profit RMB million
Daqing Oilfield Company Limited	47,500	100.00	218,061	99,090	118,971	70,097
CNPC Exploration and Development Company Limited	16,100	50.00	118,935	25,737	93,198	19,691
PetroChina Hong Kong Limited	HK$7,592 million	100.00	68,045	32,954	35,091	6,346
PetroChina International Investment Company Limited	31,314	100.00	50,896	16,608	34,288	2,194
PetroChina International Co., Ltd.	10,000	100.00	124,989	99,666	25,323	3,141
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	12,207	13,670	(1,463)	(578)
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	10,003	6,774	3,229	216
China Petroleum Finance Co., Ltd.	5,441	49.00	503,111	477,348	25,763	3,511
Arrow Energy Holdings Pty Ltd.	AUD2	50.00	58,893	22,841	36,052	(2,721)

037

PetroChina Significant Events

SIGNIFICANT EVENTS

1. Material litigation and arbitration events

The Company was not involved in any material litigation or arbitration during the reporting period.

2. Shareholding in other companies

(1) Shareholding interests of the Company in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

Unit: HK dollars million

Stock code	Stock short name	Initial Investment amount	Number of shares held (million)	Shareholding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY (1)	25,758	4,708.30	65.65	25,758	-	-	Long-term equity investments	Acquisition and further issue of shares

Note (1): The Group held the shares in Kunlun Energy Limited (formerly CNPC (Hong Kong) Limited) through Sun World Limited, its overseas wholly-owned subsidiary. The shares of Kunlun Energy Limited are listed on the Hong Kong Stock Exchange.

(2) Holding of interest in non-listed financial institutions

Unit: RMB million

Name of investment target	Initial investment amount	Number of shares held (million)	Share-holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666.00	49	12,972	1,708	52	Long term equity investment	Injection of capital

China Petroleum Finance Co., Ltd. ("CPF") is a non-banking financial institution established on December 18, 1995 with the approval of the People's Bank of China. Currently, CPF owns four branch companies and 63 business offices in the PRC, as well as three subsidiaries in Hong Kong, Dubai and Singapore respectively. Its scope of business covers a range of general financial services such as deposit-taking and loan financing, settlement, guarantee, acceptance and discounting of bills, loan financing among financial institutions, centralised management of foreign exchange, as well as settlement and sale of foreign exchange and currency exchange. It is a qualified IPO book-building agent, holder of

038

an inter-market trading seat, member of National Inter-Bank Bond Market and member of China Foreign Exchange Trade System. CPF has been ranked first among its peers in the PRC for nine years consecutively. CPF has put in place an adequate internal control and risk management system. Since its establishment, CPF has not incurred any non-performing asset or loan and is one of the most creditable and strongest finance companies in the PRC. In particular, (1) CPF has put in place a multi-layered risk management system covering the risk management committee of its board of directors, the loan appraisal group and the investment appraisal group, management supervision department, as well as its business department and all positions under its business department; (2) CPF has completed a handbook for its internal control system, whereby all businesses are conducted in an orderly manner in line with the prescribed multi-layered authorisation & approval system as well as the risk management measures; (3) CPF has devised specific risk management measures against four major risks, namely liquidity risk, credit risk, market risk and operation risk; (4) CPF has accepted the regulatory control by China Banking Regulatory Commission, either on and off site, and has satisfied or even exceeded major regulatory targets over the years. In 2011, CPF successfully issued US dollar and Renminbi bonds in Hong Kong, for which CPF received a relatively high international credit ratings comparing to other domestic commercial or financial institutions. The most updated credit ratings from Moody’s, Standard and Poor’s and Fitch for the such bonds are A1, A+ and AA-, respectively. The services rendered by CPF to the Company are all characterised by excellent quality which laid a solid basis to support the development of the Company. Interest for deposits is offered at the national statutory rate. Loans in Renminbi are provided at favorable interest rate on the basis of the benchmark rate set by the People’s Bank of China minus a maximum of 20%. Lower than market rates will be offered to loans in other currencies to the extent with reference to the financing cost and the borrower’s credit. No service fee is charged for any kind of settlement services, while entrusted loans are chargeable at a rate lower than 2011 ANNUAL REPORT market comparables. In respect of loan approval procedures and settlement efficiencies, CPF offers streamlined, speedy and secure services. 3. Acquisitions, Disposals the reporting period On July 1, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly-owned subsidiary of the Group, completed its transaction with INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaging in trading and refining activities. PCI has paid US$1,015 million (approximately RMB6,569 million) in cash to acquire shares in the joint ventures. The above transaction did not affect the continuity of the Group’s business and the stability of its management. It is beneficial for the future financial position and operating results of the Group on a continuing basis. 4. Significant connected the reporting period Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes. 5. Material contracts and thereof (1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year. (2) The Company has no material guarantee during the current reporting period. 039

Significant Events (3) The Company did not entrust any other person on wealth management during the current reporting period. (4) The Company has no material external entrustment loans during the current reporting period. (5) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure. 6. Performance of Commitments Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2011: Name of Undertaking Performance of Undertaking Shareholder As at December 31, 2011, CNPC had obtained formal land use right certificates in relation to 28,065 out of 28,649 parcels of land and some building ownership certificates for the buildings According to the Restructuring Agreement entered pursuant to the undertaking in the Restructuring Agreement, but into between CNPC and the Company on March has not completed all of the necessary governmental procedures 10, 2000, CNPC has undertaken to indemnify the for the service stations located on collectively-owned land. Company against any claims or damages arising or The use of and the conduct of relevant activities at the above- resulting from certain matters in the Restructuring mentioned parcels of land, gasoline stations and buildings are not Agreement. affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. According to the Non-Competition Agreement Currently, CNPC owns the following businesses which are entered into between CNPC and the Company identical or similar to the core businesses of the Group: on March 10, 2000, CNPC has undertaken to the CNPC has overseas operations in relation to exploration and Company that CNPC will not, and will procure production of crude oil and natural gas as well as production, its subsidiaries not to, develop, operate, assist in storage and transportation of petroleum, chemical and related CNPC operating nor participate in any businesses by itself petroleum products. CNPC has oil and gas exploration and or jointly with another company within or outside development operations in many overseas countries and regions. the PRC that will compete with the core businesses As the laws of the country where ADS are listed prohibit its of the Group. According to the Agreement, CNPC citizens from directly or indirectly financing or investing in the oil has also granted to the Company pre-emptive and gas projects in certain countries, CNPC did not inject the rights to transaction with regards to part of its overseas oil and gas projects in certain countries to the Company. assets. On May 25, 2011, CNPC increased his shareholdings in the Company through purchase(s) via the trading system of Shanghai Stock Exchange. CNPC intended to increase, through market purchases, its holdings of the shares of the Company within the next 12 months (from May CNPC has not violated the relevant undertaking during the 25, 2011), whether in its own name or through any reporting period. parties acting in concert with it, to a cumulative total of not exceeding 2% of the issued shares of the Company. CNPC undertook not to reduce its holdings during the above period and the statutory period. 040

2011 ANNUAL REPORT Significant Events

7. Engagement and disengagement of firm of accountants

The Company has not changed its firm of accountants during the reporting period.

During the reporting period, the Company has continued engaging PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the domestic auditors and has continued engaging PricewaterhouseCoopers as the overseas auditors. Remuneration in respect of the audit work amounts to RMB70 million, mainly for the purpose of providing auditing services for the Company's domestic and international needs.

Up to the end of the reporting period, PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers have provided auditing services to the Company for a consecutive 13-year period.

8. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholders and de facto controller and remedies thereto

During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholders or de facto controllers were subject to any investigation or administrative penalty by the China Securities Regulatory Commission, nor any denial of participation in the securities market or deemed unsuitability to act as directors thereby by other administrative authorities or any public criticisms made by a stock exchange.

9. Other Significant Events

(1) Pursuant to the Circular jointly issued by the Ministry of Finance of the PRC, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39) (《關於2011-2020年期間進口天然氣及2010年底前"中亞氣"項目進口天然氣按比例返還進口環節增值稅有關問題的通知》(財關稅 [2011] 39號)), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program will be refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

(2) Pursuant to the Notice from the Ministry of Finance of the PRC on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Qi [2011] No. 480) (財政部財企[2011] 480號文《關於提高石油特別收益金起徵點的通知》), the threshold of the crude oil special gain levy shall be increased to US$55, with effect from November 1, 2011. Notwithstanding such adjustment, the crude oil special gain levy will continue to have 5 levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts.

(3) Pursuant to Order 605 of the State Council in respect of its Decision on the Amendments of the Provisional Regulations Governing Resource Tax of the PRC (國務院令第605號文《關于修改<中華人民共和國資源稅暫行條例>的決定》), resource tax on crude oil and natural gas payable by entities or individuals who extract crude oil and natural gas in the territory and waters over which the PRC has jurisdiction shall be imposed on ad valorem basis at 5% to 10% with effect from November 1, 2011. Pursuant to Order 66 jointly issued by the Ministry of Finance of the PRC and State Administration of Taxation of the PRC in respect of the Implementation

041

PetroChina Significant Events

Rules under the Provisional Regulations Governing Resource Tax of the PRC (財政部、國家稅務總局令第66號文《中華人民共和國資源稅暫行條例實施細則》), the tax rate applicable to crude oil and natural gas shall be 5%.

(4) Pursuant to Notice from the National Development and Reform Commission of the PRC on Price Reform Pilot Scheme for Natural Gas in Guangdong Province and Guangxi Zhuang Autonomous Region (Fa Gai Jia Ge [2011] No. 3033) (發改價格[2011] 3033號文《關于在廣東省、廣西自治區開展天然氣價格形成機制改革試點的通知》), a price reform pilot scheme for natural gas shall be implemented in Guangdong Province and Guangxi Zhuang Autonomous Region with effect from December 26, 2011. The overall plan of the pilot scheme is that: (i) the current cost-plus pricing method has been changed to "netback market value" pricing method. Pricing benchmarks and alternative energy resources will be selected to establish an inter-link mechanism between the price of natural gas and the price of alternative energy resources; (ii) the price of natural gas at city gate station in each province, region or city shall be based on the pricing benchmark and shall take into account the principal flow of natural gas market resources and pipe transportation costs; (iii) a dynamic adjustment mechanism for the price of natural gas at city gate station shall be implemented. Prices shall be adjusted each year in accordance with the price change of alternative energy resources. Over time, adjustments shall be made every six months or quarterly; and (iv) the ex-factory prices for unconventional natural gas including shale gas, coal seam gas, coal gas shall be adjusted in accordance with market.

(5) On December 23, 2011, the Company completed the disposal to Kunlun Energy (a subsidiary of the Group listed in Hong Kong), of a 60% interest in PetroChina Beijing Gas Pipeline Co., Ltd. Pursuant to the related transfer agreement, the consideration is approximately RMB18,871 million, to be satisfied by way of the issue of consideration shares of Kunlun Energy.

The above transaction did not affect the continuity of the Group's business and the stability of its management. It is beneficial to the future financial position and operating results of the Group on a continuing basis.

042

2011 ANNUAL REPORT Connected Transactions

CONNECTED TRANSACTIONS

CNPC is a controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the HKEx Listing Rules and the listing rules of the Shanghai Stock Exchange ("SSE Listing Rules"). China National Oil and Gas Exploration and Development Corporation ("CNODC"), a state-owned enterprise the entire interest of which is owned by CNPC, holds 50% interest in CNPC Exploration and Development Company Limited ("CNPC E&D"), a non-wholly owned subsidiary of the Company. Pursuant to the HKEx Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. ("PKZ") through CNPC E&D. Pursuant to the HKEx Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

The following connected transactions constitute the "connected transactions" or "continuing connected transactions" as defined under Chapter 14A of the HKEx Listing Rules and satisfied relevant disclosure requirements thereof. For the details of the following connected transactions, please refer to the relevant announcements published on the websites of the Hong Kong Stock Exchange and the Company.

One-off Connected Transactions

1. Disposal of PetroChina Northeast Refining & Chemicals Engineering Company Limited ("Northeast Engineering Company")

The Company has entered into a disposal agreement with CNPC on 25 August 2011, pursuant to which the Company has agreed to dispose Northeast Engineering Company to CNPC (the "Disposal Agreement"). Upon completion of the Disposal Agreement, CNPC has paid consideration in the sum of RMB299.26 million to the Company, representing the value of the net assets of the Northeast Engineering Company as at 30 April 2011 after valuation and the variation of the interests in the accounts for the period from 30 April 2011 to the completion date. CNPC is the controlling shareholder of the Company. Pursuant to the HKEx Listing Rules and SSE Listing Rules, CNPC is a connected person of the Company and such disposal constitutes a connected transaction of the Company. Details of this transaction has been published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 25 August 2011 and 26 August 2011, respectively. Up to the end of the reporting period, such disposal has already been completed.

The above transaction does not affect the continuity of the Company's business and the stability of its management. The Company is principally engaged in the exploitation of oil and gas resources in the PRC and the disposal of the Northeast Engineering Company is in line with the development strategies of the Group as a whole. This disposal facilitates the Company to further highlight its core business

043

Connected Transactions and increase the level of return on its investments so as to maximise the interests of the shareholders of the Company as a whole. In addition, this disposal will improve CNPC’s capability in providing assured services to the Company. 2. Acquisition of the entire equity interests in South Oil Exploration and Development Co., Ltd. (the “South Oil”) The Company has entered into an equity transfer agreement with CNPC E&D and CNPC Central Asia on 27 October 2011, pursuant to which the Company will acquire the entire equity interests in South Oil from CNPC E&D and CNPC Central Asia. Upon the completion of this acquisition, the Company will pay a sum of RMB1,666,381,800 in aggregate as consideration to CNPC E&D and CNPC Central Asia, of which a sum of RMB1,583,062,700 as consideration to CNPC E&D, in respect of the 95% interest held by CNPC E&D in South Oil, and a sum of RMB83,319,100 as consideration to CNPC Central Asia, in respect of the 5% interest held by CNPC Central Asia in South Oil. Such consideration represents the net asset value of the equity interests of South Oil to be acquired as assessed, adopting 30 April 2011 as the valuation date. Such consideration will be adjusted by reference to the final appraised value filed with the authorised institution of the State-owned Asset Supervision and Administration Commission of the State Council of the PRC. The net gain/loss of South Oil arising in the period from the valuation date to the completion shall be enjoyed or borne by the transferors. CNPC E&D is a non-wholly owned subsidiary of the Company. CNODC, a subsidiary of CNPC, holds 50% equity interests in CNPC E&D. In addition, CNPC Central Asia is a subsidiary of CNPC. Pursuant to the HKEx Listing Rules and SSE Listing Rules, each of CNPC E&D and CNPC Central Asia is a connected person of the Company and such acquisition constitutes a connected transaction of the Company. Details of this transaction has been published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 27 October 2011 and 28 October 2011, respectively. Up to the end of the reporting period, such acquisition has already been completed. The above transaction does not affect the continuity of the Company’s business and the stability of its management. The acquisition of the entire equity interests in South Oil is in line with the development strategies of the Company. It is an important move to accelerate the adjustment of the Company’s oil and gas management system and to drive forward the overall development of exploration and development of oil and gas. The Acquisition has long-term strategic significance: the integration of the exploration and development of oil and gas and enhancement of the business management are beneficial to the Company’s integrated management of its domestic oil and gas business and optimised allocation of resources. This would accelerate the exploration and development of oil and gas in Southern China, and would in turn enhance the Company’s control over the area in respect of exploration and development of oil and gas, and create room for business development; the acquisition can bring a potential of high value growth to the Company, a new opportunity to increase the Company’s profits and a higher return to the Company’s shareholders; and it will help reducing the Company’s connected transactions and enhancing the Company’s independence in respect of its business operations. Continuing Connected (I) Continuing Connected The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained independent shareholders’ approval at the general meeting held on October 20, 2011 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2012 to December 31, 2014, as the waiver for the existing continuing connections is expired as at 31 December 2011. Details of the above transactions were set out in the Company’s announcements in respect of continuing connected transactions published on the websites of the Hong Kong 044

Stock Exchange and Shanghai Stock Exchange on 25 August 2011 and 26 August 2011, respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on 5 September 2011, and the Company’s announcement in respect of passing resolutions at the extraordinary general meeting published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 20 October 2011 and 21 October 2011, respectively. In 2011, the Group and CNPC carried out the existing continuing connected transactions referred to in the following agreements: 1. Comprehensive Products and Services Agreement The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 27, 2008 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and Jointly-held Companies and (B) by CNPC and Jointly-held Companies to the Group, of a range of products and services. The Comprehensive Agreement entered into force on January 1, 2009 with an effective term of 3 years. During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided. (A) Products and Services to be provided by the Group to CNPC Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude 2011 ANNUAL REPORT oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide to the Jointly-held Companies financial services including but not limited to entrusted loans and guarantee. (B) Products and Services to be provided by CNPC to the Group More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below: Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service; Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications; Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and 045

Connected Transactions Financial services, including loans and other financial assistance, deposit services, entrustment loans, settlement services and other financial services. The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement: (a) government-prescribed prices; or (b) where there is no government-prescribed price, then according to the relevant market prices; or (c) where neither (a) nor (b) is applicable, then according to: (i) the actual cost incurred; or (ii) the agreed contractual price. In particular, the Comprehensive Agreement stipulates, among other things, that: (i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and (ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price. On 25 August 2011, the Group entered into a new Comprehensive Agreement with CNPC. The term of the new Comprehensive Agreement is 3 years commencing from 1 January 2012, while other terms and conditions remain unchanged from the Comprehensive Agreement. 2. Product and Service Implementation Agreements According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate. Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement. As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions. 3. Land Use Rights Leasing Contract The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing 046

Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment. Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011. The supplemental agreement took effect from 1 January 2012 after the approval of the Board of Directors. The details of the supplemental agreement was set out in the Company’s announcements in respect of continuing connected transactions published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 25 August 2011 and 26 August 2011, respectively, and the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on 5 September 2011. 4. Buildings Leasing Contract (amended) The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 and the Supplemental Buildings Leasing Agreement on 26 September 2002. On 25 August 2011, the Company has entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed to adjust the average rental fee of buildings under the amended Buildings Leasing Contract to RMB1,049 per year per square metre. The expiry date of the amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price. 2011 ANNUAL REPORT 5. Intellectual Property Licensing Contracts The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring. 6. Contract for the Transfer of Rights under Production Sharing Contracts The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions. During the period between December 23, 1999 and December 31, 2011, CNPC further entered into 15 additional production sharing contracts and has completed the relevant issues in respect of transfer of rights under the sharing contracts between CNPC and the Company. CNPC has agreed to assign to the Company all of its rights and obligations under the sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions. In addition, Zhonglian Coal Seam Gas Company Limited has assigned 10 sharing contracts in relating to coal seam gas products to CNPC and the relevant procedures for the assignment of these sharing contracts are still in the process. 047

Connected Transactions 7. Guarantee of Debts Contract The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company. Under the Guarantee of Debts Contract, CNPC has agreed to guarantee certain debts of the Company at no cost. As at December 31, 2011, the balance of the amount guaranteed was RMB189 million. As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HKEx Listing Rules. The Directors believe that these transactions had been entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole. the provision of production services by CNPC to the Group; the provision of construction and technical services by CNPC to the Group; the provision of material supply services by CNPC to the Group. Upon completion of the acquisition of the 67% equity interest in PKZ, PKZ became a subsidiary (as defined under the HKEx Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the HKEx Listing Rules. The caps for these continuing connected transactions have already been included within the limit of continuing connected transactions between the Group and CNPC. Caps for the Continuing Transactions The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2009 to December 31, 2011: (II) Continuing Connected Transactions with CNPC E&D (A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights The following continuing connected transactions arose Leasing Contract and its supplemental contract, (c) Buildings as a result of the completion of the Company’s acquisition of Leasing Contract (amended), the total annual revenue or 67% equity interest in PKZ on December 28, 2006, which expenditure in respect of each category of products and was announced by the Company on August 23, 2006: services will not exceed the proposed annual caps set out in the following table: 048

2011 ANNUAL REPORT Proposed annual caps Category of Products and Services 2009 2010 2011 RMB million (i) Products and services provided by the Group to the CNPC and Jointly-held Companies 96,324 156,440 167,981 (ii) Products and services to be provided by CNPC to the Group (a) Construction and technical services 242,967 256,937 215,526 (b) Production services 92,912 138,221 182,798 (c) Supply of materials services 6,245 7,306 22,6691 (d) Social and ancillary services 7,045 7,581 8,040 (e) Financial Services —Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits 18,600 42,300 42,300—Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business 1,864 1,928 2,016 (iii) Financial services provided by the Group to the Jointly-owned Companies 23,582 36,484 51,839 (iv) Fee for land leases paid by the Group to CNPC 3,795 3,781 3,786 (v) Rental for buildings paid by the Group to CNPC 210 217 7712 Note 1: The figure is RMB6,985 million as at 31 December 2011 and is amended to RMB22,669 million as approved by the second meeting of the fifth session of the Board of Directors). Note 2: The figure is RMB221 million as at 31 December 2011 and is amended to RMB771 million as approved by the second meeting of the fifth session of the Board of Directors). (B) In relation to the Trademark Licensing Contract, the(ii) the connected transactions mentioned above have Patent and Know-how Licensing Contract and the Computer been entered into on terms that are fair and reasonable to the Software Licensing Contract, CNPC has granted the shareholders of the Company; Company the right to use certain trademarks, patents, know- how and computer software of CNPC at no cost.(iii) the connected transactions mentioned above have been entered into on normal commercial terms either (1) in Independent Non-Executive accordance with the terms of the agreements governing such Directors’ Confirmation transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent In relation to the continuing connected transactions third parties; and undertaken by the Group in 2011, the independent non-executive Directors of the Company confirm that: (iv) where applicable, the connected transactions have been entered into within the annual caps mentioned above. (i) the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company; 049

Connected Transactions Auditor’s Confirmation The auditors of the Company have reviewed the continuing connected transactions mentioned above and have provided the Board of Directors with a letter stating that: (i) all the continuing connected transactions have been approved by the Board of Directors; (ii) all the continuing connected transactions have been conducted in accordance with the terms of the agreements governing such transactions; and (iii) where applicable, the continuing connected transactions have been entered into within the annual caps mentioned above. The information set out in the acted from tables the financial below is the Group prepared in accordance with CAS: Connected sales and purchases Sales of goods and provision of Purchase of goods and services from services to connected party connected party Percentage of the Percentage of the total Transaction total amount of the amount of the type of amount type of transaction Transaction amount transaction Connected party RMB million% RMB million% CNPC and its subsidiaries 65,481 3.27 291,816 16.33 Other connected parties 25,723 1.28 16,776 0.94 Total 91,204 4.55 308,592 17.27 Connected obligatory rights and debts Unit: RMB million Funds provided to connected party Funds provided to the Group by connected party Occurrence amount Balance Occurrence amount Balance Connected parties RMB million RMB million RMB million RMB million CNPC and its subsidiaries—- 58,744 134,161 050

corporategoVernance 1. Improvement of During the reporting period, the Company was able to regulate its operations in accordance with domestic and overseas regulatory requirements. In accordance with the Articles of Association of the Company (the “Articles of Association”) and related laws and regulations as well as the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company constantly formulates, improves and implements various systems and related procedures for the Board of Directors and each of the special committees to operate under the Board. To cope with the changing regulatory requirements, the Company is further sorting out and optimising a system which is fundamental to its corporate governance. During the reporting period, checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its related special Board committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations was further standardized and the corporate governance of the Company is further enhanced. In March 2010, the eighth meeting of the Fourth Session of the Board of Directors has considered and approved the Measures on Registration of Information Insiders of the Company (the “Registration Measures”) which further enhanced the Company’s security work in respect of certain inside information before disclosure of the Company’s annual report. The Registration Measures have been effectively implemented by the Company’s senior management. Since the implementation of the Registration Measures, the Company is not aware of any information insider who has breached the Registration Measures when dealing with the shares of the Company. In addition, the eighth meeting of 2011 ANNUAL REPORT the Fourth Session of the Board of Directors has amended Governance the Measures on Management of Information Disclosure of the Company, which further clarified and increased the accountability on the relevant personnel with information disclosure responsibilities and relating liabilities. 2. Improvement of Internal The Company places great emphasis on internal control and risk management. The internal control department and the audit department exercises supervisory functions to monitor and review the operation of the system. 2011 was the first year of the Twelfth Five-Year Plan and also the sixth year of full operation of the Company’s internal control system. Internal control and risk management efforts have been promoted steadily, with the business process to be further standardised, and risk control capabilities are being constantly enhanced. These are mainly reflected in four areas: (1) the Company has started risk management reporting work to strengthen its capabilities of control and addressing risks; (2) business process is standardised to prevent business risks; (3) efforts have been stepped up to promote the establishment of an internal control system for overseas operations to reinforce the risk control over overseas projects; and (4) stringent supervision of the internal risk control has been implemented to ensure effective implementation of the internal control system. Having regard to its existing financial management position, the Company has issued and implemented the procedures governing financial management. In particular, planning of relevant processes and key controls has been further regulated, resulting in better process efficiency and effectiveness. The Company has further strengthened and improved the management system of information disclosure, 051

Corporate Governance the basis of identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Guided by the operating principles of “direction, interaction and supervision”, the Company has strengthened organisation and coordination and has enhanced testing for quality control while introducing innovative practices and having put in place an interactive rectification mechanism . The audit department of the Company is responsible for implementing the first phase of management testing. The internal control/risk management department is responsible for coordinating the internal control testing conducted internally and externally and for supervising the improvement and organisation of internal control evaluation. The Audit Committee was briefed on the status of internal control and risk management in each of the three meetings, and considers that such efforts are effective. It is expected that the objective of the Company’s internal control work is to constantly optimise its management system and operation mechanism, identifying problems on a timely basis and a thorough rectification of the identified problems. Training is expected to be further enhanced to improve the quality and standard of internal control of risk management. The Company is also expected to reinforce the authority and effectiveness of internal control work with the aim of identifying inner causes and prevent all sorts of management risks. In accordance with the Fundamental Principles Governing Internal Control and the ancilliary guidelines, the Company has been actively involved in arranging for research and analysis, and as a result, the Company continued to achieve improvements. At the same time, the Company has undertaken the study of the issues as organised by the Ministry of Finance, and has explored internal control assessment, operating procedures and methods in accordance with its requirements. The Board of Directors has announced the following responsibility statement: The Board of Directors of the Company is responsible for the establishment and adequate maintenance of the internal control system in connection with financial reporting. 3. Performance of Independent Duties In 2011, the independent Directors of the Company were committed to earnestly and diligently performing their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents presented by the Company and actively participated in the meetings of the Board of Directors and special committees of the Board (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently protecting the interests of the minority shareholders and played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors in regular and special meetings before and after their year-end auditing. Such meetings were held prior to Board meetings. During the reporting period, the independent Directors of the Company did not object to any motions, resolutions and other matters discussed at the meetings of the Board of Directors, save for Mr Chen Zhiwu’s objection to the resolution in respect of establishment of a captive insurance company by the Company and CNPC, and his suggestion to the Company to further consider other methods of insurance. 4. Independence of the Controlling Shareholder The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organizational structure and finance. The Company has independent and comprehensive business operations and management capabilities. 052

5. Senior Management Incentive Scheme In accordance with the “Measures of Evaluation of Annual Performance of the President’s Team”, the Company evaluated the completion of the performance targets of 2010 by the President’s Team with reference to the achievement of the performance targets in 2010 and the business development plan of 2011, formulated the “2011 Performance Contracts of President’s Team” and prepared a “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2010 and the Formulation of Performance Contracts in 2011”, which were reviewed and approved at the twelfth meeting of the Fourth Session of the Board of Directors. During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management”, appraisals on members of the senior management from specialized companies, local companies and the science and research planning departments with respect to their achievement of the performance targets in 2010. The Company organized a signing ceremony of the performance contracts for 2011 for specialized companies and local companies attended by key political and party leaders. The Company supplemented and improved its information management system on performance appraisals, and completed evaluation of the performance targets for senior management in 2011. 6. Corporate Governance (1) Compliance with Code on Corporate Governance Practices The Company has been operating in strict compliance with the provisions set out in the Code on Corporate Governance Practices (the “Code on Corporate Governance Practices”) in Appendix 14 of the HKEx Listing Rules during the 12 months ended December 31, 2011. 2011 ANNUAL REPORT Evaluation (2) Compliance withand the Model Code for Securities Transactions by Directors of Listed Issuers The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the HKEx Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period. (3) Board of Directors Pursuant to the Company’s Rules and Procedures for the Board of Directors, the Board of Directors convened 4 regular meetings and 6 extraordinary meetings of Board of Directors and 8 meetings of special Board Committees and passed 30 resolutions of the Board of Directors and 12 opinions of Board Committees during the reporting period. For details of the composition of the Board of Directors and attendance rate of Directors at regular Board meetings during the year, please refer to the section “Members of the Board of Directors and attendance rate of Directors” in the “Directors’ Report” of this annual report. There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company. Report (4) Operations of the Board of Directors The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. In accordance with the Articles of Association 053

Corporate Governance or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including strategic proposals and long and medium-term planning; annual business plans and investment plans; annual financial budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; interim and annual financial reports; preliminary distribution plans in respect of interim profit and full year profit; and material issues involving development, and acquisition or corporate reorganisation of the Company. The Directors and the Board of Directors carry out corporate governance duties in respect of the Company in a serious and responsible manner. The Directors are elected following the procedures for election and appointment of Directors provided for in the Articles of Association. The Directors attend Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company. The Company has established a system of independent directors. There are five independent non-executive Directors in the Board of Directors, in compliance with the minimum number of independent non-executive Directors required under the HKEx Listing Rules. The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the HKEx Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and comply fully with the requirements concerning independent non-executive Directors under the HKEx Listing Rules. Both Mr Liu Hongru and Mr Cui Junhui, independent non-executive Directors, have appropriate accounting and financial experience as required under Rule 3.10 of the HKEx Listing Rules. Please see the section headed the Brief Biography of Directors under the “Directors, Supervisors, Senior Management and Employees” Section for biographical details of Mr Liu Hongru and Mr Cui Junhui. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations. The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company. (5) The Chairman and President Mr Jiang Jiemin is the Chairman of the Board of Directors of the Company and Mr Zhou Jiping is the President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The key duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors. 054

(6) Term of Office of Directors Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term. (7) The Examination and Remuneration Committee The Examination and Remuneration Committee of the Company comprises three Directors, including two independent non-executive Directors with Mr Liu Hongru as chief committee member and Mr Chen Zhiwu as member, and a non-executive Director, Mr Wang Guoliang. This is in compliance with the provisions of the Code of Corporate Governance Practices. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out in the Company’s website (www.petrochina.com.cn). The main duties and responsibilities of the Examination and Remuneration Committee areconsidering appraisal standards for the Directors and senior management, conducting appraisals and making relevant recommendations; considering and reviewing remuneration policies and proposals for Directors and senior management (including compensations to Directors and senior management for loss of office or retirement);organising appraisal of the President and submitting a report thereof to the Board of Directors; supervising the appraisals of Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers under the leadership of the President; reviewing the incentive scheme and remuneration system and stock option plan of the Company; monitor and assess the effectiveness of their implementation, and put forward opinions on reform and improvement in relation thereto; and other matters as approved under relevant laws, regulations, the listing rules of the stock exchanges where the shares of the Company are listed and the Board of Directors . The Examination and Remuneration Committee held one meeting in the reporting period, which was held at the twelfth 2011 ANNUAL REPORT meeting of the Fourth Session of the Board of Directors. A summary of the work of the Examination and Remuneration Committee of the Company in 2011 is as follows: The meeting of the Examination and Remuneration Committee held at the twelfth meeting of the Fourth Session of the Board of Directors considered the “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2010 and the Formulation of Performance Contracts in 2011”. (8) Nomination of Directors Pursuant to the Articles of Association, election and replacement of Directors shall be proposed to the shareholders’ general meeting for approval. Shareholders whose shareholding represents 3% or more of the voting shares of the Company are entitled to make such proposal and request the Board of Directors to authorise the Chairman to consolidate a list of the director candidates nominated by the shareholders who are entitled to make a proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents, including but not limited to invitations to serve as Director, confirmation letters, resume of candidates and letters of resignations. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the candidates for directorship. The candidates for directorship will sign the confirmation letters. At the same time, resigning Directors are requested to sign resignation letters. Pursuant to the Articles of Association, the Company is required to give notice of the shareholders’ meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the HKEx Listing Rules, the list, resume and emoluments of the candidates for directorship must be set out in the circular to shareholders to facilitate voting by shareholders. The new 055

Corporate Governance Directors must be approved by more than half of the total voting shares held by the shareholders present in person or by proxy in the shareholders’ general meeting. As at the end of the reporting period, the Company has not established a nomination committee. (9) Audit Committee The Audit Committee of the Company comprises one non-executive Director and three independent non-executive Directors. Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the Committee must be an independent non-executive Director and all resolutions of the Committee shall be approved by the independent non-executive Directors. The responsibilities of the Audit Committee of the Company are set out in the Company’s website (www. petrochina.com.cn). The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and scrutinising the work conducted by the internal audit department in according with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board of Directors, the senior management on a regular basis; and reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position of the Company and its operations and in respect of the self-evaluation of the committee on the performance of their duties. During the reporting period, the Audit Committee held five regular meetings. Two of the meetings of the Audit Committee were held by way of written resolution. The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The members of the Audit Committee and their attendance rate at meetings are as follows: Position Name Attendance Rate (%) Chairman Franco Bernabè 100 Member Cui Junhui 100 Member Chen Zhiwu 67 Member Wang Guoliang 100 Note: A total of 3 regular meetings have been convened by the Audit Committee during the appointment of Mr Chen Zhiwu as a member of the Audit Committee, 2 of which were attended by him. The followings are the work reports prepared by the Audit Committee in respect of the performance of its responsibilities relating to the interim and annual results and the review of the internal control system and the performance of the other responsibilities set out in the Code on Corporate Governance Practices during the reporting period: 056 the Audit Committee considered the annual financial report of the Company for 2010 (with the results announcement for the year ended December 31, 2010 attached), status report of the Company’s continuing connected transactions, audit report of the Company for 2010, working report of the Company’s internal control and resolution on appointment of the Company’s PRC and overseas auditors for 2011. The Audit Committee considered the report of PricewaterhouseCoopers Zhong Tian CPAs Company Limited addressed to it and formed a written opinion in respect of the Company’s financial report for 2010; the Written Opinion of the Audit Committee on the draft Profit Distribution Plan for 2010; the Written Opinion of the Audit Committee on the Interim Financial Report for 2011; and the Written Opinion of the Audit Committee on the Interim Profit Distribution Plan for 2011. (10) Shareholders and Shareholders’ General Meetings For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Meetings” in this annual report. (11) Supervisors and the Supervisory Committee The Supervisory Committee of the Company is accountable to the shareholders’ general meeting. All of the Supervisors have discharged their duties conscientiously in accordance with the provisions of the Articles of Association, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, managers and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations. 2011 ANNUAL REPORT (12) Directors’ Responsibility in Preparing Financial Statements The Directors are charged with the responsibility to audit the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner. (13) Going Concern The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements. (14) Remuneration of the Auditors For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants”. (15) Others Information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina. com.cn). You may access such information by following these steps: 1. From our main web page, click “Investor Relations”; 2. Next, click “Corporate Governance Structure”; 3. Finally, click on the information you are looking for. 057

Shareholders’ Meetings ShareholDerS’meetIngS To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Company convenes shareholders’ general meetings every year pursuant to its Articles of Association. The annual general meeting for 2010 was held on May 18, 2011 at Oriental Bay International Hotel, Beijing. Eight ordinary resolutions and two special resolutions granting respective general mandate to the Board of Directors to issue shares and debt financing instruments of the Company were passed and approved at the meeting. An extraordinary general meeting of the Company for 2011 was held on October 20, 2011 at Oriental Bay International Hotel, Beijing. Two ordinary resolutions were passed and approved at the meeting. The resolutions passed at the above annual and extraordinary general meetings, together with relevant details, have been set out in the announcements published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on May 18, May 19, October 20 and October 21, 2011. 058

2011 ANNUAL REPORT DIrectorS’report The Board of Directors of the Company is pleased to Taxes and levies are one of the major external factors present its directors’ report for perusal. affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may 1. Review of results of lead operations to future changes in the taxes and levies the relating to the business prospect of the operations Company of the Group, during thereby affecting the operating reporting period results of the Group. Please refer to the sections headed “Business Operating Review”, “Management’s Discussion and Analysis of Financial Position and Results of Operations” and “Chairman’s Report” in this annual report. 2. Risk Factors In the course of its production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely. (1) Industry Regulations and Tax Policies Risk The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations. (2) Price Fluctuations of Crude Oil and Refined Products Risk The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government. (3) Foreign Exchange Rate Risk The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market 059

Directors’ Report supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group. (4) Market Competition Risk The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses. (5) Uncertainty of the Oil and Gas Reserves Risk According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent. (6) Hidden Hazards and Force Majeure Risk Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group. According to the investigation results from the PRC government on an incident of explosion of oil pipeline in a subsidiary of the Group, the Group instructed such subsidiary entity to pay the fines in a timely manner and took up corresponding actions against the relevant responsible personnel. In 2011, the Group has further enhanced its HSE management by tightening rules for safety practices during operations and strengthening its capabilities to address hidden risks in order to prevent the occurrence of all types of incidents. The Group is not categorised as an “enterprise with serious pollutions” as announced by the relevant environmental protections authorities and it had no material environmental or other social security issues in 2011. 3. Contingent Liabilities (1) Bank and other guarantees As at December 31, 2011, the Group has a contingent 060 liability of RMB5 million (December 31, 2010: RMB13 million) to China Petroleum Finance Co., Ltd (a subsidiary of CNPC) arising from guarantees provided by the Group to affiliated companies. It is expected that such contingent liabilities arising from guarantees will not constitute significant liability of the Group. (2) Environmental liabilities China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group. 2011 ANNUAL REPORT (3) Legal contingencies The management of the Group believes that any resulting liabilities from the insignificant lawsuits as well as the other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group. (4) Group insurance The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present. 061

PetroChina Directors' Report

4. Use of proceeds from fund raising

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively.		**Total amount of proceeds used during the reporting period**	RMB2,255 million		
			Accumulated amount of proceeds used	RMB66,243 million		
Committed project	**Proposed investment (RMB million)**	**Modification of the project**	**Actual investment (RMB million)**	**Project return**	**Progress as planned**	**Achieved expected return**
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	5,930	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	1,500	Achieved expected return	Yes	Yes
Dushanzi Petrochemical's projects - processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes
Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	6,000	Achieved expected return	Yes	Yes
Total	37,770		37,770			
Projects not progressing as planned and not achieving estimated return	–					
Projects modified and modification procedures	–					
Application and status of unused proceeds	–					

062

2011 ANNUAL REPORT 5. Projects not funded by proceeds from fund raising Name of project Total project amount Sichuan 10 million tons crude oil per year refinery project 16,313 Sichuan project with an ethylene output of 0.8 million tons per year 18,658 Fushun Petrochemical ethylene expansion project with an ethylene 15,059 output of 0.8 million tons per year Second West-East Gas Pipeline 142,243 Third Shaanxi-Beijing Pipeline 10,989 6. Operations of the (1) The convening of Board meetings and the issues resolved During the reporting period, the Board of Directors convened 4 regular Board meetings and 6 extraordinary Board meetings, and passed 30 resolutions. a. On March 16 and 17, 2011, the Company held the twelfth meeting of the Fourth Session of the Board of Directors, during which 11 resolutions were passed as follows: • The resolution on the Company’s Financial Statements for year 2010 (including the announcement of the annual results for the year ended December 31, 2010) • The resolution on the Company’s draft profit distribution plan for 2010 • The resolution on the Company’s 2010 annual report • The resolution on the Company’s 2010 President Work Report • The resolution on the assessment of the results of operations by the President’s Work Team for 2010 and the formulation of the President’s performance contract for 2011 Unit: RMB million Progress of project Project return Principal installation in progress Principal installation in progress Principal installation in progress Trunk line completed Trunk line completed Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning. • TheofresolutionDirectorson the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2011 • The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board of Directors to issue new shares • The resolution on the general mandate for the Company to issue debt financing instrument • The resolution on the internal control report of the Company • The resolution on convening of the annual general meeting of the Company for 2010 • The resolution on the sustainability report b. On May 19, 2011, the Company held the first meeting of the Fifth Session of the Board of Directors, during which two resolutions were passed as follows: • The resolution on the appointment of the Chairman and Vice Chairman of the Company • The resolution on adjustments to the special committees of the Board of Directors 063

Directors’ Report c. On August 24 and 25, 2011, the Company held the second meeting of the Fifth Session of the Board of Directors, during which 7 resolutions were passed as follows: • The resolution on the interim financial statement of 2011 • The resolution on the Company’s interim profit distribution plan for 2011 • The resolution on the 2011 interim report of the Company and 2011 interim results announcement of the Company • The resolution on matters relating to an application to renew the caps for continuing connected transactions between the Company and CNPC and Jointly-held Companies • The resolution on establishment of an independent board committee and appointment of an independent financial advisor in connection with renewal of the caps for the continuing connected transactions • The resolution on transfer of 100% equity interest in PetroChina Northeast Refining & Chemicals Engineering Company Limited to CNPC • The resolution on convening of an extraordinary general meeting of the Company in 2011 d. On November 17, 2011, the Company held the third meeting of the Fifth Session of the Board of Directors, during which 2 resolutions were passed as follows: • The resolution on the Company’s investment plan for 2012 • The resolution on the Company’s budget for 2012 e. The first Extraordinary Meeting of the Board of Directors was held on January 31, 2011 by way of circulation of written resolution, during which the resolution on acquisition of certain equity interests in the refining operations of INEOS Group Holdings plc was passed. f. The second Extraordinary Meeting of the Board of Directors was held on March 30, 2011 by way of circulation of written resolution, during which the resolution on approval of the Mode Rules Governing Implementation of Internal Control Work of the Company was passed. g. The third Extraordinary Meeting of the Board of Directors was held on April 27, 2011 by way of circulation of written resolution, of which the resolution on approval of the first quarterly report of the Company for 2011 was passed. h. The fourth Extraordinary Meeting of the Board of Directors was held on May 3, 2011 by way of circulation of written resolution, during which the resolution on approval of the 20-F annual report of the Company for 2010 was passed. i. The fifth Extraordinary Meeting of the Board of Directors was held on October 27, 2011 by way of circulation of written resolution, during which 3 resolutions were passed as follows: • The resolution on approval of the third quarterly report of the Company for 2011 • The resolution on appointment of Vice Presidents of the Company nominated by the President of the Company • The resolution on acquisition of the equity interest in South Oil Exploration and Development Co., Ltd j. The sixth Extraordinary Meeting of the Board of Directors was held on January 4, 2012 by way of circulation of written resolution, during which the resolution on the establishment of a captive insurance company by the Company and CNPC was passed. 064

2011 ANNUAL REPORT (2) Members of the Board of Directors and attendance rate of Directors Position Name Attendance Rate (%) Chairman Jiang Jiemin 100 (10 of which by proxy) Vice Chairman and President Zhou Jiping 100 Non-executive Director Li Xinhua 100 (20 of which by proxy) Executive Director and Vice President Liao Yongyuan 100 (20 of which by proxy) Non-executive Director Wang Guoliang 100 Non-executive Director Wang Dongjin 100 (20 of which by proxy) Non-executive Director Yu Baocai 100 (20 of which by proxy) Executive Director and Vice President Ran Xinquan 100 (20 of which by proxy) Independent Non-executive Director Liu Hongru 100 (10 of which by proxy) Independent Non-executive Director Franco Bernabè 100 (10 of which by proxy) Independent Non-executive Director Li Yongwu 100 Independent Non-executive Director Cui Junhui 100 (10 of which by proxy) Independent Non-executive Director Chen Zhiwu 100 (20 of which by proxy) Note: fi ve board meetings have been held during the term of office of Messrs Wang Dongjin, Yu Baocai, Ran Xinquan and Chen Zhiwu as Directors of the Company. (3) The implementation of AGM resolutions by the Board of Directors All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association. (4) Work of the special committees of the Board of Directors a. Audit Committee During the reporting period, the Audit Committee held five regular meetings of which two of the meetings were held by way of written resolution. On March 15, 2011, for the twelfth meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Company’s Financial Statements for 2010 (including the announcement of the annual results for the year ended December 31, 2010), the Company’s Profit Distribution Plan for 2010, Resolution on the Report on the Company’s Continuing Connected Transactions in 2010, the Company’s Audit Work Report, Working Report on Internal Control, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors, Resolution on the Company’s Appointment of Domestic and Overseas Accounting Firms for 2011, and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements for 2010 and the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2010, and Audit Opinion of the Audit Committee of the Board of Directors in respect of the Working Report on Internal Control. On August 23, 2011, for the second meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Interim Financial Report of the Company for 2011, the Interim Profit Distribution Plan of the Company for 2011, the Resolution on Matters relating to an application 065

Directors’ Report to renew the Caps for Continuing Connected Transactions between the Company and CNPC and Jointly-held Companies, the Report on the Company’s Internal Control System Operation, The Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors, Proposal on the Payment of 2011 Audit Fee to PricewaterhouseCoopers and issued the Audit Opinion of the Audit Committee of the Board of Directors in respect of the Company’s Interim Financial Report for 2011, the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan of 2011 and Audit Opinion of the Audit Committee of the Board of Directors on Matters relating to an application to renew the Caps for Continuing Connected Transactions between the Company and CNPC and Jointly-held Companies. On November 16, 2011, for the third meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Report on Internal Control System Operation, the Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors. On April 27, 2011, for the Extraordinary Meeting of the Board of Directors, the Audit Committee reviewed and passed the Report on the First Quarter of 2011 by way of written resolution, and issued an audit opinion. On October 27, 2011, for the Extraordinary Meeting of the Board of Directors, the Audit Committee reviewed and passed the Report on the Third Quarter of 2011 by way of written resolution, and issued an audit opinion. b. Investment and Development Committee On November 14, 2011, for the third meeting of the Fifth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Company’s Investment Plan for 2012 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Company’s Investment Plan for 2012. c. Examination and Remuneration Committee On March 15, 2011, for the twelfth meeting of the Fourth Session of the Board of Directors, the Examination and Remuneration Committee reviewed the Report on Assessment of the Results of Operations by the President’s Work Team for Year 2010 and the Formulation of the President’s Performance Contract for Year 2011 and issued the Opinion of the Examination and Remuneration Committee of the Board of Directors on the Report on Assessment of the Results of Operations by the President’s Work Team for Year 2010 and the Formulation of the President’s Performance Contract for Year 2011. d. Health, Safety and Environment Committee On March 9, 2011, for the twelfth meeting of the Fourth Session of the Board of Directors, the Health, Safety and Environment Committee reviewed the Company’s Health, Safety and Environment Work Report and issued the Opinion of the Health, Safety and Environment Committee of the Board of Directors on the Company’s Health, Safety and Environment Work Report. During the reporting period, for the attendance of the Audit Committee meetings, reference can be made to the “Audit Committee” section under the Corporate Governance section of this Annual Report. All members of the Investment and Development Committee, Examination and Remuneration Committee and Health, Safety and Environment Committee attended all meetings as convened by these special committees, save for Mr Wang Dongjin who was absent from the Investment and Development Committee meeting for the third meeting of the Fifth Session of the Board of Directors. 066

2011 ANNUAL REPORT * Net profit was the profit attributable to owners of the Company disclosed in accordance with IFRS in respect of the year. The Formulation and Implementation of the Company’s Dividend Distribution Policy in Cash The Company has adopted a stable dividend distribution policy in a strict compliance with its relevant commitments in its H share prospectus since its listing in 2000. At present, the Company has distributed its dividend to shareholders based on 40%-50% of its net profits for a year. The Company’s stable and active dividend distribution policy has received a warm welcome from its shareholders which fully protects the interests of its minority shareholders. The Articles of Association specifically stipulated the Company’s dividend distribution: the Company’s final dividend will be distributed twice a year and will be determined at the shareholders’ meeting by ordinary resolutions whereas its interim dividend can be determined by the Board of Directors authorised by the shareholders’ meeting through ordinary resolutions. The Company is in a strict compliance with all relevant provisions under the Articles of Association over the years for its decision-making on dividend distribution. The Company strives to achieve outstanding operating results and a good return for its shareholders. 8. Distribution Plan for 2011 The Board recommends a final dividend of RMB0.16462 per share (inclusive of applicable tax) for the year 2011, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2011 after deducting the interim dividend for 2011 paid on October 21, 2011. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 23, 2012. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on June 6, 2012. The register of members of H shares will be closed from June 1, 2012 to June 6, 2012 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on May 31, 2012. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of June 6, 2012 are eligible for the final dividend. 067

Directors’ Report In accordance with the relevant provisions of the Articles of Association, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 23, 2012. According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H share of the Company. Any H shares registered in the name of non-Individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H share register of members on June 6, 2012. According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rates of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) ( UU <?× !|O> a [2009]124 ). For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20%. The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 6, 2012 and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., May 31, 2012 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the 068

Individual H Shareholders based on the recorded Registered Address on June 6, 2012. The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax. 9. Five-Years Financial For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data and Financial Indicators Prepared under International Financial Reporting Standards” under the section “Summary of Financial Data and Financial Indicators”. 2011 ANNUAL REPORT 13. Land Value Appreciation No land value appreciation tax was payable by the Group during the year. 14. Reserves Details of changes to the reserves of the Company and the Group for the year ended December 31, 2011 are set out Summary in note 30 to the financial statements prepared in accordance with IFRS in this annual report. 15. Distributable Reserves As at December 31, 2011, the reserves of the Company that can be distributed as dividends were RMB476,103 million. 10. Bank Loans and Other Borrowings 16. Management Contract Details of bank loans and other borrowings of the Company and the Group as at December 31, 2011 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report. During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist. 11. Interest Capitalisation 17. Major Suppliers and Interest capitalised by the Group for the year ended December 31, 2011 was RMB3,959 million. 12. Fixed Assets Changes to the fixed assets of the Company and the Group during the year are summarised in note 16 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate purchase attributable to the five largest suppliers of the Group was less than 30% of the Group’s total purchase in 2011. The aggregate revenue derived from the major customers is set out in note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group’s total sales. 069

Directors’ Report Save as disclosed above, none of the Directors, 20. Pre-emptive Rights Supervisors and their associates or any shareholder (who to the knowledge of the Directors were holding 5% or more of There is no provision regarding pre-emptive rights under the Company’s share capital) had any interest in any of the the Articles of Association or the PRC laws. above-mentioned suppliers and customers. 21. Sufficiency of Public 18. Repurchase, Sale or Redemption of Securities The Group did not sell any other securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2011. Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the HKEx Listing Rules during the reporting period. 19. Trust Deposits and Irrecoverable Overdue Time Deposits By Order of the Board Jiang Jiemin As at December 31, 2011, the Company did not have Chairman any trust deposits or irrecoverable overdue time deposits. Beijing, the PRC March 29, 2012 070

[Graphic Appears Here] Dear Shareholders, During the year 2011, the Supervisory Committee of the Company has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law of the PRC and the Articles of Association. 1. Meetings of the Supervisory Committee The Supervisory Committee held six meetings during the reporting period. On March 15, 2011, the twelfth meeting of the Fourth Session of the Supervisory Committee of the Company was convened in Beijing and chaired by Mr. Chen Ming, the chairman of the Supervisory Committee. At this meeting the Supervisory Committee reviewed and approved 8 proposals, namely, the Financial Report of 2010, the Draft Profit Distribution Plan of 2010, the Report on the Assessment of the Completion of Performance Targets by the President’s Work Team for 2010 and the Contracts for the Performance for 2011, the Proposal for Engaging Domestic and Overseas Accounting Firms and the Contracts for the Performance for 2011, the Proposal for Engaging Domestic and Overseas Accounting Firms for 2011, the Supervisory Committee’s Report for 2010, the Supervisory Committee’s Work Summary for 2010 and Working Plan for 071

Report of the Supervisory Committee 2011, the Sustainable Development Report of the Company for 2010 and the Annual Report of the Company for 2010 and its Summary. On April 26, 2011, the thirteenth meeting of the Fourth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The First Quarterly Report of 2011 was reviewed and approved at the meeting. On May 18, 2011, the first meeting of the Fifth Session of the Supervisory Committee was convened in Beijing and chaired by Mr. Chen Ming. The Proposal for the Election of the Chairman of the Fifth Session of the Supervisory Committee of PetroChina Company Limited was reviewed and approved at the meeting. Mr. Chen Ming was elected as the chairman of the Fifth Session of the Supervisory Committee. On August 23, 2011, the second meeting of the Fifth Session of the Supervisory Committee was held in Beijing and chaired by Mr. Chen Ming, the chairman of the Supervisory Committee. The Interim Financial Statement of 2011, the Interim Profit Distribution Plan of 2011 and the Interim Report of 2011 and its Summary were reviewed and approved at the meeting. On October 20, 2011, the third meeting of the Fifth Session of the Supervisory Committee was convened in Beijing and chaired by Mr. Wang Lixin. The Proposal for the Election of the Chairman of the Fifth Session of the Supervisory Committee of PetroChina Company Limited was reviewed and approved at the meeting. Mr. Wang Lixin was elected as the chairman of the Fifth Session of the Supervisory Committee. Mr. Chen Ming resigned from his office as the chairman of the Supervisory Committee due to his age. On October 27, 2011, the fourth meeting of the Fifth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The Third Quarterly Report of 2011 was reviewed and approved at the meeting. 2. Supervisory Committee’s meetings and performance of On May 18, 2011, the Supervisory Committee attended the annual general meeting of the Company for the year 2010 and submitted the Supervisory Committee’s Report for 2010, the Proposal for Engaging Domestic and Overseas Accounting Firms for 2011 and Authorising the Board of Directors to Decide on the Remunerations thereof and the Proposal on the Re-election of Supervisors of the Company, which were approved by the annual general meeting. On October 20, 2011, the Supervisory Committee attended the extraordinary general meeting of the Company for the year 2011 and submitted the Proposal on the Election of Supervisors of the Company. Mr. Wang Lixin was appointed as a Supervisor of the Company after election. The Supervisory Committee attended 4 meetings of the Board of Directors (“Board”) as non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2010 and the Interim Report of 2011, profit distribution, budget, investment, connected transactions and the President’s Working Report. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance review of the President’s Work Team. The Supervisory Committee conducted 2 supervisory hearings, received 16 relevant reports submitted by, inter alia, the Chief Financial Officer, the Finance Department, the Budget Management Department, the Internal Control and Risk Management Department, the Audit Department, PricewaterhouseCoopers, the Human Resources Department, the Supervisory Department and the Office of Supervisory Committee. The Supervisory Committee reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance of the President’s Work Team. 072

The Supervisory Committee completed 2 random financial auditing investigations, performed auditing on 8 departments, prepared a total of 10 investigation reports and general reports and put forward 52 recommendations. The Supervisory Committee also made 1 supervisory inspection tour, prepared 1 report and put forward 4 recommendations. 2011 ANNUAL REPORT of the manner of voting and resolutions adopted by the meetings were lawful and valid. The decisions made by the meetings were implemented in an appropriate manner. Members of the President’s Work Team complied with laws and standards in its decision-making process and operations, and no act in violation of the applicable state laws and the Articles of Association and to the detriment of the interests of the Company and the shareholders was discovered. 3. Supervisory Committee’s opinion on the (2) Opinion of the Supervisory Committee on inspection works of the Company of the financial status of the Company The Supervisory Committee opines that while facing complex international and domestic macroeconomic circumstances in 2011, the Company conscientious implemented resolutions of the shareholders’ meeting and the Board and achieved good performance results. These include the ongoing steady growth of the oil and gas operations, the structural optimisation of refining and chemicals operations, the continuous improvement of marketing network, the accelerated construction of domestic trunk pipeline networks, as well as the expansion in the scale of international cooperation. The Company made a good start of the Company’s Twelfth “Five-Year” Plan and enhance the Company’s overall competency. The Company achieved each of its annual performance targets. The Supervisory Committee is satisfied with the achievement of the Company and is confident for the prospect of the Company. In 2011, the increase of gearing ratio and liabilities-to-assets ratio of the Company was brought under the effective control. The Company’s total assets and equity interests realised steady growth. The financial position of the Company is healthy in general. The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers give a true and fair view on the financial position, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair. (3) Opinion of the Supervisory Committee on the actual use of proceeds from the latest fund raising exercise During the reporting period, the proceeds raised by the 4. Other matters reviewed Company were applied in the manner as undertaken and no or concerned by the Supervisory Committee exceptions were discovered. (1) Opinion of the Supervisory Committee on the lawful operation of the Company In 2011, the Company strictly complied with the applicable laws and regulations of the PRC and the Company’s places of listing and the Articles of Association in its operations. The meeting procedures of the shareholders’ general meetings and meetings of the Board of Directors, the (4) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company During the reporting period, acquisition and disposal of assets of the Company were carried out at reasonable considerations, and no insider dealing was discovered. No prejudice to shareholders’ rights, dissipation of the Company’s assets or prejudice to the Company was discovered. 073

Report of the Supervisory Committee (5) Opinion of the Supervisory Committee on connected transactions of the Company During the reporting period, the continuing connected transactions of the Company were carried out with the approval of the Hong Kong Stock Exchange and within the caps approved at the extraordinary general meetings of the Company. Connected transactions were carried out at reasonable and fair considerations, and no prejudice to the non-connected shareholders or the Company was discovered. (6) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company The management and control of material risks of the Company continued to move forward to a deep level. New progress was achieved in respect of the risk management of overseas operations. Operating procedures was further streamlined and optimised. Internal control testing and monitoring work was further enhanced. The Company’s internal control testing got off to a solid and effective start. An interactive rectification mechanism has been established, which encourages improvements in exceptional matters. The Company’s internal control system is further enhanced. The self-assessment report on the internal control of the Company was fair, accurate, complete, and does not contain any false or misleading statement or material omission. The Supervisory Committee approved the self-assessment report on the internal control of the Company for 2011. (7) Opinion of the Supervisory Committee on the Company’s sustainable development In 2011, the Company carried forward the corporate philosophy of “energy contribution for creation of harmony” by keeping up its fulfilment of its economic, environmental and social responsibilities as a whole. The Company is committed to developing green energies and enhancing international cooperation. In focusing on a change of development mode, the Company seeks to contribute to socio-economic development and works at building PetroChina as a green, international and sustainable company. The Supervisory Committee agrees with the Sustainable Report of the Company. In 2012, the Supervisory Committee will continue to fulfil its various duties conscientiously and in strict compliance with the Company Law of the PRC, the Articles of Association and other relevant regulations. By Order of the Supervisory Committee Wang Lixin Chairman of the Supervisory Committee Beijing, the PRC March 29, 2012 074

2011 ANNUAL REPORT Directors, Supervisors, Senior Management and Employees

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company in 2011 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company: As at December 31, 2010	Number of Shares held in the Company: As at December 31, 2011
Jiang Jiemin	M	56	Chairman	2011.05-2014.05	-	Yes	0	0
Zhou Jiping	M	59	Vice Chairman/ President	2011.05-2014.05	1,012	No	0	0
Li Xinhua	M	58	Non-Executive Director	2011.05-2014.05	-	Yes	0	0
Liao Yongyuan	M	49	Executive Director/ Vice President	2011.05-2014.05	961	No	0	0
Wang Guoliang	M	59	Non-Executive Director	2011.05-2014.05	-	Yes	0	0
Wang Dongjin	M	49	Non-Executive Director	2011.05-2014.05	-	Yes	0	0
Yu Baocai	M	46	Non-Executive Director	2011.05-2014.05	-	Yes	0	0
Ran Xinquan	M	46	Executive Director/ Vice President	2011.05-2014.05	617	No	0	0
Liu Hongru	M	81	Independent Non-Executive Director	2011.05-2014.05	238	No	0	0
Franco Bernabè	M	63	Independent Non-Executive Director	2011.05-2014.05	239	No	0	0
Li Yongwu	M	67	Independent Non-Executive Director	2011.05-2014.05	247	No	0	0
Cui Junhui	M	65	Independent Non-Executive Director	2011.05-2014.05	47	No	0	0
Chen Zhiwu	M	49	Independent Non-Executive Director	2011.05-2014.05	22	No	0	0

Note: Emoluments in 2011 set out above exclude RMB1.09 million paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

075

Directors, Supervisors, Senior Management Brief biography of Directors: Jiang Jiemin, aged 56, is the Chairman of the Company. Mr Jiang is a senior economist and has been awarded with post-graduate qualification. Mr Jiang has nearly 40 years of working experience in China’s oil and gas industry. He was made deputy director of the Shengli Petroleum Administration Bureau in March 1993, senior executive of the Qinghai Petroleum Administration Bureau in June 1994 and director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and team leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company in November 1999. Mr Jiang was appointed deputy provincial governor of Qinghai Province since June 2000, a member of the provincial party committee of the Qinghai Province and deputy provincial governor of Qinghai Province since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and deputy provincial governor of Qinghai Province since June 2003. Mr Jiang became the Deputy General Manager of CNPC since April 2004 and was appointed the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006. Mr Jiang became the Chairman of the Company since May 2007 and ceased to act concurrently as the President of the Company since May 2008. Since October 2011, Mr Jiang ceased to act as the General Manager of CNPC. Zhou Jiping, aged 59, is the Vice Chairman and President of the Company and the General Manager of CNPC. Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s petrochemical industry. In November 1996, he was the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as the general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the Assistant to the General Manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008. Since October 2011, Mr Zhou became the General Manager of CNPC. Li Xinhua, aged 58, is a Director of the Company and a Deputy General Manager of CNPC. Mr Li is a senior engineer and holds a bachelor’s degree. Mr Li has over 35 years of working experience in China’s petrochemical industry. Mr Li was a deputy factory manager of Yunnan Natural Gas Chemical Factory since June 1985 and the factory manager since February 1992. Mr Li was the chairman and general manager of Yuntianhua Group Company Limited since March 1997. In March 2002, Mr Li was appointed as the assistant to the provincial governor of Yunnan Province and was appointed as the deputy provincial governor of Yunnan Province since January 2003. Mr Li has been appointed as a Deputy General Manager of CNPC since April 2007. Mr Li was appointed as a Director of the Company in May 2008. Liao Yongyuan, aged 49, is a Director and Vice President of the Company and a Deputy General Manager and safety director of CNPC. Mr Liao is a professor-level senior engineer and holder of a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. He was the deputy director of the New Zone Exploration and Development Department of China National Petroleum Company from June 1996, the standing deputy commander and then commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the general manager of PetroChina Tarim Oilfield Company from September 1999, and deputy director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has 076

2011 ANNUAL REPORT Supervisors, been concurrently the head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and director of the Sichuan Petroleum Administration Bureau since April 2004. He was appointed as a Vice President of the Company in November 2005. Mr Liao was appointed as a Deputy General Manager of CNPC since February 2007 and as the safety director of CNPC since July 2007. He was appointed as a Director of the Company in May 2008. Wang Guoliang, aged 59, is a Director of the Company and the Chief Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang worked as the vice president of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the deputy general manager and general accountant of China National Oil & Gas Exploration and Development Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company from November 1999. Mr Wang has been appointed as the Chief Accountant of CNPC since February 2007. He was appointed as a Director of the Company in May 2008. Wang Dongjin, aged 49, is a Director of the Company and the Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a master’s degree. Mr Wang has nearly 30 years of working experience in China’s oil and gas industry. From July 1995, Mr Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr Wang assumed the positions as the Assistant to the General Manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr Wang was appointed as the Deputy General Manager of CNPC. From May 2011, Mr Wang was appointed as a Director of the Company. Yu Baocai, aged 46, is a Director of the Company and the Deputy General Manager of CNPC. Mr Yu is a senior engineer and a holder of a master’s degree. He has nearly 25 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr Yu worked as the Deputy General Manager of CNPC. In February 2003, Mr Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr Yu was elected as a representative of the 11th National People’s Congress of PRC. From May 2011, Mr Yu was appointed as a Director of the Company. Ran Xinquan, aged 46, is a Director and Vice President of the Company, and concurrently the general manager of Changqing Oilfield Company. Mr Ran is a professor-level senior engineer and a holder of a doctorate degree. He has over 20 years of working experience in the China’s oil and gas industry. Mr Ran worked as the deputy director and director at the CNPC Oil and Gas Development Department. From April 2002, Mr Ran worked as the deputy general manager of CNPC Exploration and Production Company. From February 2005, he worked as the executive of Changqing Oilfield Company. From October 2006, Mr Ran became the key executive of Changqing Oilfield Company. From February 2008, he assumed the position as the general manager of Changqing Oilfield Company. From May 2011, Mr Ran was appointed as a Director of the Company. From October 2011, he was appointed as a Vice President of the Company. Liu Hongru, aged 81, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the 077

Directors, Supervisors, Senior Management Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as vice-governor of the Agricultural Bank of China, vice-governor of the People’s Bank of China, deputy director of the State Economic Restructuring Committee, and the chairman of the China Securities Regulatory Commission. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr Liu serves as a non-executive director of OP Financial Investments Limited, and possesses the accounting or financial management qualification required under the HKEx Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, Mr Liu has been appointed as an independent non-executive Director of the Company since November 2002. Franco Bernabè, aged 63, is an independent non-executive Director of the Company. Mr Bernabè holds a doctorate degree in political economics and is the chief executive officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the managing partner and founder of the Franco Bernabè Group, the vice chairman of H3G, the vice chairman of Rothschild Europe, a non-executive director of Pininfarina SpA and an independent non-executive director of Areoportidi Bologna. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the chief executive officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the chief executive officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of Kosovo. He was the chairman of La Biennale di Venezia from 2001 to 2003 and has been the chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an international governor of the Peres Center for Peace. Mr Bernabè has been appointed as an independent non-executive Director of the Company since June 2000. Li Yongwu, aged 67, is currently an independent non-executive Director of the Company. Mr Li is a senior engineer and holder of a bachelor’s degree. Since June 1991, Mr Li was appointed as the director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the director of Tianjin Economic Committee. He became the deputy minister of the Chemical Industry Ministry since April 1995. He became director of the State Petroleum and Chemical Industry Bureau of the PRC since March 1998. Since April 2001, he was appointed as a deputy director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the vice president of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the president of China Petroleum and Petrochemical Industry Association. Mr Li has been an independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. Mr Li was appointed as an independent non-executive Director of the Company in May 2008. Cui Junhui, aged 65, is an independent non-executive Director of the Company. He is a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). Mr Cui was formerly the deputy director of Local Taxation Bureau of Shandong Province and the director of National Taxation Bureau of Shandong Province. Mr Cui was the deputy director of State Administration of Taxation from January 2000 to January 2007. Mr Cui was the vice president of Chinese Taxation Institute and the vice president of China Charity Federation since December 2006. He was elected as a representative of the 11th National People’s Congress of the PRC and a

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2011 ANNUAL REPORT Directors, Supervisors, Senior Management and Employees

committee member of the Financial and Economic Affairs Committee of the National People's Congress of the PRC in March 2008. In April 2008, Mr Cui was elected as the sixth president of Chinese Taxation Institute. Mr Cui is considered as possessing appropriate accounting and relevant financial management expertise as required under the HKEx Listing Rules. He was appointed as an independent non-executive Director of the Company in May 2008.

Chen Zhiwu, aged 49, is an independent non-executive Director of the Company. He is a tenured professor of finance at the Yale School of Management and a distinguished professor under the Chang Jiang Scholar Program at the Tsinghua University School of Humanities and Social Sciences. Mr Chen received a bachelor of science degree from Central South University of Technology (now the Central South University), a master's degree in engineering from the National University of Defense Technology of PRC and a doctorate degree of finance from Yale University of the United States. From June 1990, Mr Chen started his teaching career in the University of Wisconsin - Madison of the United States. From July 1995, he worked at the Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr Chen became a tenured professor of finance at the Yale School of Management. From May 2011, Mr Chen was appointed as an independent non-executive Director of the Company.

(2) Supervisors

Information on the current Supervisors is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company in 2011 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company As at December 31, 2010	Number of Shares held in the Company As at December 31, 2011
Wang Lixin	M	55	Chairman of Supervisory Committee	2011.10-2014.05	-	Yes	0	0
Guo Jinping	M	54	Supervisor	2011.05-2014.05	-	Yes	0	0
Wen Qingshan	M	53	Supervisor	2011.05-2014.05	-	Yes	0	0
Sun Xianfeng	M	59	Supervisor	2011.05-2014.05	-	Yes	0	0
Wang Guangjun	M	47	Supervisor appointed by employees' representatives	2011.05-2014.05	624	No	0	0
Yao Wei	M	55	Supervisor appointed by employees' representatives	2011.05-2014.05	626	No	0	0
Liu Hehe	M	48	Supervisor appointed by employees' representatives	2011.05-2014.05	543	No	0	0
Wang Daocheng	M	71	Independent Supervisor	2011.05-2014.05	235	No	0	0

079

Directors, Supervisors, Senior Management Brief biography of the Supervisors: Wang Lixin, aged 55, is the Chairman of the Supervisory Committee of the Company. Mr Wang is a professor-level senior economist and holder of a master’s degree. Mr Wang has nearly 40 years of working experience in China’s oil and petrochemical industry. He was made the executive of Shengli Petroleum Administration Bureau in February 1998. In November 2004, he worked as key executive of Shengli Petroleum Administration Bureau and vice chairman of Shengli Oilfield Company Limited. Mr Wang became the director of the Shengli Petroleum Administration Bureau in March 2007 and was also appointed as the assistant to the general manager of China Petrochemical Corporation since March 2009. In May 2011, he was appointed as the head of Discipline Inspection Group of CNPC. From October 2011, Mr Wang was appointed as a Supervisor and the Chairman of the Supervisory Committee of the Company. Guo Jinping, aged 54, is a Supervisor of the Company, and concurrently the general manager of the Legal Department of the Company and the General Counsel and the director of the Legal Department of CNPC. Mr Guo is a professor-level senior economist and has been awarded with post-graduate qualification. Mr Guo has nearly 30 years of working experience in the China’s oil and gas industry. From November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr Guo worked as the deputy director of the Development and Research Department of CNPC. From September 1999, he became the general manager of the Legal Department of the Company. From September 2005, Mr Guo worked as the director of the Legal Department of CNPC in addition to his existing duties. From November 2007, he became the general manager of the Legal Department of the Company and the General Counsel and the director of the Legal Department of CNPC. From May 2011, Mr Guo was appointed a Supervisor of the Company. Wen Qingshan, aged 53, is a Supervisor of the Company, and concurrently the Deputy Chief Accountant of CNPC and the director of the Finance and Assets Department of CNPC. Mr Wen is a professor-level senior accountant and holder of a master’s degree in economics and has over 30 years of working experience in China’s oil and gas industry. He was the deputy director of the Finance and Assets Department of CNPC from May 1999 and director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002. Mr Wen has been appointed as the Deputy Chief Accountant and director of the Finance and Assets Department of CNPC since November 2007. Sun Xianfeng, aged 59, is a Supervisor and the general manager of the Audit Department of the Company. Mr Sun is a senior economist and holder of a master of business administration degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Sun worked as deputy director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the eighth office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the deputy director of the Audit Department of CNPC from October 2000, and concurrently the director of the Audit Institute since December 2000. He has been the director of the Audit Department of CNPC and the director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004. In October 2005, Mr Sun was appointed as a concurrent state-owned enterprise supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr Sun has been the general manager of the Audit Department of the Company since July 2007. 080

2011 ANNUAL REPORT Supervisors, Wang Guangjun, aged 47, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Jilin Petrochemical Company. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has 25 years of working experience in China’s oil and petrochemical industry. He was appointed as the deputy general manager of the Quality, Safety and Environmental Protection Department of the Company in September 1999. From May 2006, he became the general manager of PetroChina Northeast Chemicals and Marketing Company. Mr Wang was then appointed as the general manager of PetroChina Jilin Petrochemical Company from June 2007. From May 2011, Mr Wang was appointed as a Supervisor of the Company. Yao Wei, aged 55, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Pipeline Company. Mr. Yao is a professor-level senior engineer and holds a master degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. From April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. From April 2007, Mr. Yao became the general manager of PetroChina Pipeline Company. He has been a Supervisor of the Company since May 2011. Liu Hehe, aged 48, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Inner Mongolia Marketing Company. Mr Liu is a professor-level senior economist and graduated in petrochemical major from Fushun Petroleum College (now Liaoning Petrochemical University). He has nearly 25 years of working experience in China’s oil and petrochemical industry. He was the general manager of PetroChina East China Marketing Company since April 2004 and became the general manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the general manager of PetroChina Inner Mongolia Marketing Company from November 2009. From May 2011, Mr Liu was appointed as a Supervisor of the Company. Wang Daocheng, aged 71, is an independent Supervisor of the Company and the president of the China Institute of Internal Audit. He is a senior auditor with university education and has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including deputy director of Xicheng District Audit Bureau of Beijing, deputy director of the Research Department of the National Audit Office, and successively, the deputy director of the General Affairs Bureau, deputy director of the Foreign Investment Bureau, director of the Foreign Investment Department, director of the Financial Audit Department and director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005, he became the president of the China Institute of Internal

Audit. Mr Wang was appointed as an independent Supervisor of the Company in May 2009. 081

PetroChina Directors, Supervisors, Senior Management and Employees

(3) Senior Management

Information on current members of the Senior Management is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company in 2011 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company	
							As at December 31, 2010	As at December 31, 2011
Sun Longde	M	49	Vice President	2007.06-	722	No	0	0
Liu Hongbin	M	48	Vice President	2007.06-	722	No	0	0
Zhou Mingchun	M	44	Chief Financial Officer	2007.06-	722	No	0	0
Li Hualin	M	49	Vice President, Secretary to the Board	2007.11-	722	No	0	0
Zhao Zhengzhang	M	55	Vice President	2008.05-	722	No	0	0
Bo Qiliang	M	49	Vice President	2010.01-	722	No	0	0
Sun Bo	M	51	Vice President	2010.01-	722	No	0	0
Huang Weihe	M	54	Vice President	2011.10-	722	No	0	0
Xu Fugui	M	54	Vice President	2011.10-	433	No	0	0
Lin Aiguo	M	53	Chief Engineer	2007.06-	722	No	0	0
Wang Daofu	M	56	Chief Geologist	2008.05-	722	No	0	0

Brief Biography of the Senior Management

Sun Longde, aged 49, is a Vice President of the Company. Mr Sun is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China's oil and geological industry. Mr Sun has been the deputy chief geologist of Xianhe Oil Extraction Plant and deputy manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, chief deputy director-general of Exploration Business Department of Shengli Petroleum Administration Bureau from April 1997, the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager of PetroChina Tarim Oilfield Company from September 1999 and the general manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007.

Liu Hongbin, aged 48, is a Vice President of the Company and concurrently the general manager of the Marketing Company of the Company. Mr Liu is a senior engineer and holds a college degree. He has over 25 years of working experience in China's oil and gas industry. Mr Liu has been the vice president of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau since May 1991, the director of the Development Division of Tuha Petroleum Exploration & Development Headquarters from October 1994, the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the Planning Department of the Company from March 2002 and the director of the Planning Department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company since June

082

2011 ANNUAL REPORT Supervisors, 2007, and the general manager of the Marketing Company of the Company since November 2007. Zhou Mingchun, aged 44, is the Chief Financial Officer of the Company and the general manager of its Finance Department. Mr Zhou is a professor-level senior accountant and holds a master’s degree. He has over 20 years of working experience in China’s oil and gas industry. Mr Zhou has been concurrently the director of the Finance Division and the director-general of Financial Settlement Centre of Daqing Petroleum Administration Bureau from October 1998, the executive of the Finance & Assets Division of Daqing Oilfield Company Limited from September 1999, the director and deputy chief accountant of Daqing Oilfield Company Limited from January 2000, the director and chief accountant of Daqing Oilfield Company Limited from October 2000, and the general manager of the Finance Department of the Company from March 2002. Mr Zhou has been appointed as the Chief Financial Officer of the Company since June 2007. Li Hualin, aged 49, is a Vice President of the Company, Secretary to the Board of Directors of the Company and executive director and general manager of China Petroleum Hongkong (Holding) Limited. Mr Li holds a master’s degree and is a professor-level senior economist. Mr Li has over 25 years of experience in China’s oil and gas industry. Since December 1997, Mr Li became the deputy general manager of the China National Oil & Gas Exploration Development Corporation and the chairman and general manager of CNPC International (Canada) Ltd. Since September 1999, Mr Li became the general manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the deputy general manager of the China National Oil & Gas Exploration and Development Corporation. Since January 2001, Mr Li became the deputy general manager of China Petroleum Hongkong (Holding) Limited and since December 2001, he became the chairman of Shenzhen Petroleum Industrial Co., Ltd. Since July 2006, Mr Li became the vice-chairman and general manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr Li has been appointed as a Vice President of the Company since November 2007. Mr Li has been appointed as Secretary to the Board of Directors of the Company since May 2009. Zhao Zhengzhang, aged 55, is a Vice President of the Company and concurrently the general manager of the Exploration and Production Company of the Company. Mr Zhao is a senior engineer and holder of a master’s degree, and has over 25 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as deputy director of the Exploration Bureau of China National Petroleum Company and director of the New Zone Exploration Department. In October 1998, Mr Zhao was appointed as deputy director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as deputy general manager of CNPC Exploration and Production Company. In January 2005, he was appointed as senior executive and deputy general manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the general manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the general manager of the Exploration and Production Company of the Company. Bo Qiliang, aged 49, is a Vice President of the Company and concurrently the general manager of PetroChina International Ltd. Mr Bo is a professor-level senior engineer and holds a doctorate degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr Bo was the vice president of the Scientific Research Institute of Petroleum Exploration and Development since February 1997, senior executive of CNPC International (E&D) Ltd. since December 2001, senior deputy general manager of China National Oil

& Gas Exploration and Development Corporation 083

Directors, Supervisors, Senior Management since October 2004, president of PetroKazakhstan Inc. and has concurrently been leader of the Kazakhstan Coordination and Steering Team since November 2005, general manager of China National Oil & Gas Exploration and Development Corporation since September 2008. Mr Bo was appointed as the general manager of PetroChina International Ltd. and general manager of China National Oil & Gas Exploration and Development Corporation in November 2009, and acted concurrently as a Vice President of the Company and the general manager of PetroChina International Ltd. since January 2010. Sun Bo, aged 51, is a Vice President of the Company and concurrently the general manager of Central-Asia China Gas Pipeline Company Limited and the general manager of the Kazakhstan branch of the Company. Mr Sun is a professor-level senior engineer and has over 25 years of working experience in China’s oil and gas industry. He had been appointed as the deputy general manager of Al Waha Oil Company Ltd. since June 1996; vice president of CNPC International (Venezuela) Ltd. since October 1998; chief engineer and deputy general manager of China National Oil & Gas Exploration and Development Corporation and concurrently president of CNPC International (Venezuela) Ltd. since September 1999; general manager of China Petroleum Engineering & Construction Corporation since January 2004; vice chairman and general manager of CNPC Services & Engineering Ltd. and concurrently general manager of China Petroleum Engineering & Construction Corporation since June 2006. Mr Sun was appointed as the general manager of Central-Asia China Gas Pipeline Company Limited in September 2007, and has acted as a Vice President of the Company and concurrently the general manager of Central-Asia China Gas Pipeline Company Limited and the general manager of the Kazakhstan branch of the Company since January 2010. Huang Weihe, aged 54, is a Vice President of the Company and concurrently the general manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holder of a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as deputy director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently chief engineer. In October 2000, Mr Huang was appointed as the general manager of PetroChina Pipelines Company and in May 2002, concurrently as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the general manager of PetroChina Natural Gas and Pipelines Company of the Company and the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the general manager of PetroChina Natural Gas and Pipelines Company. From October 2011, he was appointed as a Vice President of the Company. Xu Fugui, aged 54, is a Vice President of the Company and concurrently the general manager of Refining & Chemicals Company of the Company. Mr Xu is a professor-level senior engineer and a holder of a doctorate degree. He has nearly 30 years of working experience in the China’s oil and petrochemical industry. Mr Xu has worked as the deputy general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau and general manager of its Refining Plant. In July 1999, he was appointed as the general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In September 1999, he was appointed as the general manager of Dushanzi Petrochemical Company. From September 2011, Mr Xu was appointed as the general manager of Refining & Chemicals Company of the Company. From October 2011, he was appointed as a Vice President of the Company. 084

2011 ANNUAL REPORT Supervisors, Lin Aiguo, aged 53, is the Chief Engineer of the Company. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr Lin has been the deputy manager and the standing deputy manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the deputy general manager of Dalian West Pacific Petrochemical Co. Ltd. from May 1996, the general manager of Dalian West Pacific Petrochemical Co. Ltd. from August 1998. Mr Lin became the general manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007. Wang Daofu, aged 56, is the General Geologist of the Company and director of the Exploration and Development Institute. Mr Wang is a professor-level senior engineer and holder of a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang was appointed as the deputy general manager of Changqing Oilfield Company since September 1999 and its general manager since January 2003. He was elected as one of the representatives of the 11th National People’s Congress in 2008. He became the Chief Geologist of the Company since May 2008, and director of the Exploration and Development Institute since September 2008. 2. Election or Retirement Supervisors and the of Senior Management On April 15, 2011, Mr Wang Yilin resigned as Director of the Company due to his appointment as Chairman of China National Offshore Oil Corporation. The annual general meeting of the Company (“AGM”) for the year 2010 was held on May 18, 2011, which approved the “Proposal in relation to election and appointment of Directors of the Company” and the “Proposal in relation to election and appointment of Supervisors of the Company”. The shareholders’general meeting has approved the appointment of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as Directors of the Company, and appointment of Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors of the Company. The above elected Directors constitute the fifth session of the Board of Directors of the Company. Mr Zeng Yukang, Mr Wang Fucheng and Mr Jiang Fan ceased to act as Directors of the Company and Mr Chee-Chen Tung ceased to act as an independent non-executive Director of the Company. The shareholders’ general meeting has approved the appointment of Mr Chen Ming, Mr Guo Jinping, Mr Wen Qingshan and Mr Sun Xianfeng as Supervisors of the Company, and appointment of Mr Li Yuan and Mr Wang Daocheng as independent Supervisors of the Company. The above elected Supervisors shall, together with 3 Supervisors appointed by the Company’s employee representatives as Mr Wang Guangjuan, Mr Yao Wei and Mr Liu Hehe, constitute the fifth session of the Supervisory Committee of the Company. Mr Yu Yibo ceased to act as a Supervisor of the Company. In accordance with the Articles of Association of the Company, the term of office for each of the fifth Board of Directors and the Supervisory Committee of the Company will be for a period of 3 years, which started from May 18, of Directors and Appointment 2011 and will expire on the date and of the 2013 annual general Removal meeting of the Company to be held in 2014. The first meeting of the fifth session of the Board of Directors of the Company was held on May 19, 2011. The attending Directors of the Company considered and approved the “Proposal in relation to appointment of the Chairman and Vice Chairman of the Company” and unanimously agreed to appoint Mr Jiang Jiemin as the Chairman of the Company, and Mr Zhou Jiping as the Vice Chairman of the Company. 085

Directors, Supervisors, Senior Management The first meeting of the fifth session of the Supervisory Committee of the Company was held on May 18, 2011. The attending Supervisors of the Company considered and approved the “Proposal in relation to appointment of the Chairman of the fifth session of the Supervisory Committee of the Company” and unanimously agreed to appoint Mr Chen Ming as the Chairman of the fifth session of the Supervisory Committee of the Company. On June 15, 2011, Mr Li Yuan resigned as an independent Supervisor of the Company due to personal reasons. An extraordinary general meeting of the Company was held on October 20, 2011, which passed the “Proposal in relation to appointment of the Supervisor of the Company” and approved appointment of Mr Wang Lixin as a Supervisor of the Company. Mr Chen Ming, the Chairman of the Supervisory Committee of the Company, has resigned as a Supervisor and also ceased to act as the Chairman of the Supervisory Committee of the Company due to age. The third meeting of the fifth session of the Supervisory Committee of the Company was held on October 20, 2011. The attending Supervisors of the Company has considered and approved the “Proposal in relation to appointment of the Chairman of the Supervisory Committee of the Company” and unanimously agreed to appoint Mr Wang Lixin as the Chairman of the Supervisory Committee of the Company. An extraordinary meeting of the Board was held on October 27, 2011 by way of circulation of written resolution. It was resolved that Mr Huang Weihe, Mr Xu Fugui and Mr Ran Xinquan were appointed as Vice Presidents of the Company. Mr Shen Diancheng ceased to act as a Vice President of the Company and Mr Huang Weihe ceased to act as a Chief Engineer of the Company. 3. Interests of Directors Share Capital of the Company As at December 31, 2011, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code. 4. Service Contracts of No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation. 5. Interests of Directors Contracts None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year. 6. Remuneration Policy of Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results and the performance of its shares in the market. 086

2011 ANNUAL REPORT Supervisors, 7. Employees of the Group As at December 31, 2011, the Group had 552,810 employees (excluding 323,605 temporary and seasonal staff) and 71,590 retired members of staff. The number of employees for each of the segment as of December 31, 2011 is set out below: Percentage of total no. of Number of Employees employees (%) Exploration and Production 293,143 53.03 Refining and Chemicals 169,418 30.65 Marketing 64,978 11.75 Natural Gas and Pipeline 19,838 3.59 Other* 5,433 0.98 Total 552,810 100.00 * includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units. [Graphic Appears Here]

Directors, Supervisors, Senior Management The employee structure by profession as of December 31, 2011 is set out below: Number of Employees Percentage of total no. of employees (%) Production 335,444 60.68 Sales 44,094 7.98 Technology 66,924 12.11 Finance 10,443 1.89 Administration 75,116 13.59 Others 20,789 3.75 Total 552,810 100.00 The education levels of employees as of December 31, 2011 is set out below: Number of Employees Percentage of total no. of employees (%) Master and above 12,982 2.35 University 133,369 24.13 Polytechnic college 127,016 22.98 Technical secondary school, senior middle school, secondary vocational school or below 279,443 50.54 Total 552,810 100.00 8. Employee Welfare Plans Details on employee welfare plans of the Company are set out in note 33 to the financial statements prepared in accordance with IFRS in this annual report. 088

2011 ANNUAL REPORT Information on Crude Oil and Natural Gas Reserves

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

The following table sets forth the Company's estimated proved reserves and proved developed reserves as at December 31, 2009, 2010 and 2011. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, each an independent engineering consultancy company.

	Crude Oil (million of barrels)	Natural Gas (billion cubic feet)	Combined (millions of barrels of oil equivalent)
Proved Developed and Undeveloped Reserves			
Reserves as of December 31, 2009 (the basis date)	11,262.6	63,243.8	21,803.2
Revisions of previous estimates	(77.8)	(1,455.8)	(320.3)
Extensions and discoveries	876.9	5,935.9	1,866.2
Improved recovery	73.7	0	73.7
Production for the year	(857.7)	(2,221.2)	(1,228.0)
Reserves as of December 31, 2010 (the basis date)	11,277.7	65,502.7	22,194.8
Revisions of previous estimates	(75.7)	(751.5)	(200.8)
Extensions and discoveries	746.1	4,298.3	1,462.4
Improved recovery	66.3	0	66.3
Sales	(0.1)	(0.1)	(0.1)
Production for the year	(886.1)	(2,396.4)	(1,285.6)
Reserves as of December 31, 2011 (the basis date)	11,128.2	66,653.0	22,237.0
Proved Developed Reserves			
As of December 31, 2009 (the basis date)	7,870.8	30,948.8	13,028.9
As of December 31, 2010 (the basis date)	7,605.4	31,102.4	12,789.1
As of December 31, 2011 (the basis date)	7,458.3	32,329.4	12,846.5

089

[Graphic Appears Here] [Graphic Appears Here] Auditor’s Report PwC ZT Shen Zi (2012) No. 10001 (Page 1 of 2) To the Shareholders of PetroChina Company Limited, We have audited the accompanying financial statements of PetroChina Company Limited (hereinafter “Company”), which comprise the consolidated and company balance sheets as at 31 December 2011, and the consolidated and company income statements, the consolidated and company statements of changes in equity and the consolidated and company cash flow statements for the year then ended, and the notes to the financial statements. Management’s Responsibility for the Financial Statements Management of the Company is responsible for the preparation and fair presentation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. PricewaterhouseCoopers Zhongtian CPAs Limited Company 11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC Tel: +86 (21) 2323 8888, Fax: +86 (21) 2323 8800, www. pwccn.com

[Graphic Appears Here] [Graphic Appears Here] PwC ZT Shen Zi (2012) No. 10001 (Page 2 of 2) An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company as at 31 December 2011, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises. PricewaterhouseCoopers Zhong Tian Certified Public Accountant CPAs Limited Company Dan Li Shanghai , the People’s Republic of Certified Public Accountant China, 29 March, 2012 Lei Han

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2011

(All amounts in RMB millions unless otherwise stated)

ASSETS	Notes	December 31, 2011 The Group	December 31, 2010 The Group	December 31, 2011 The Company	December 31, 2010 The Company
Current assets					
Cash at bank and on hand	7	64,299	52,210	38,794	28,336
Notes receivable	8	12,688	5,955	9,821	9,500
Accounts receivable	9a	53,822	45,005	3,297	5,374
Advances to suppliers	10	39,296	37,935	23,599	24,809
Other receivables	9b	8,576	5,837	22,322	31,942
Inventories	11	182,253	134,888	143,498	106,540
Other current assets		24,486	8,050	17,642	5,483
Total current assets		385,420	289,880	258,973	211,984
Non-current assets					
Available-for-sale financial assets	12	1,788	1,935	439	517
Long-term equity investments	13	70,275	63,546	228,742	201,422
Fixed assets	14	456,085	408,041	360,843	325,278
Oil and gas properties	15	644,605	590,484	438,378	398,115
Construction in progress	17	261,361	229,798	192,066	167,245
Construction materials	16	9,610	9,983	8,265	8,741
Intangible assets	18	47,600	37,221	36,373	28,381
Goodwill	19	7,282	3,068	119	119
Long-term prepaid expenses	20	21,793	17,247	19,010	14,533
Deferred tax assets	33	505	284	-	-
Other non-current assets		11,204	4,881	368	316
Total non-current assets		1,532,108	1,366,488	1,284,603	1,144,667
TOTAL ASSETS		1,917,528	1,656,368	1,543,576	1,356,651

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

092

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2011 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	December 31, 2011 The Group	December 31, 2010 The Group	December 31, 2011 The Company	December 31, 2010 The Company
Current liabilities					
Short-term borrowings	22	99,827	97,175	110,562	100,593
Notes payable	23	2,458	3,039	-	443
Accounts payable	24	232,618	209,015	129,183	129,794
Advances from customers	25	34,130	29,099	24,033	20,505
Employee compensation payable	26	5,991	5,696	4,771	4,552
Taxes payable	27	119,740	57,277	80,308	44,923
Other payables	28	21,995	19,845	15,892	14,236
Current portion of non-current liabilities	30	37,871	5,093	35,121	2,122
Other current liabilities		5,408	3,497	2,470	2,462
Total current liabilities		560,038	429,736	402,340	319,630
Non-current liabilities					
Long-term borrowings	31	112,928	33,578	87,140	19,429
Debentures payable	32	67,747	97,774	67,500	97,500
Provisions	29	68,702	60,364	45,343	41,048
Deferred tax liabilities	33	20,671	21,424	3,935	6,494
Other non-current liabilities		4,876	3,391	3,521	2,697
Total non-current liabilities		274,924	216,531	207,439	167,168
Total liabilities		834,962	646,267	609,779	486,798
Shareholders' equity					
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	112,878	115,845	128,019	127,987
Special reserve		9,107	8,491	6,474	5,963
Surplus reserves	36	151,280	138,637	140,180	127,537
Undistributed profits	37	551,598	494,146	476,103	425,345
Currency translation differences		(4,999)	(1,097)	-	-
Equity attributable to equity holders of the Company		1,002,885	939,043	933,797	869,853
Minority interests	38	79,681	71,058	-	-
Total shareholders' equity		1,082,566	1,010,101	933,797	869,853
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,917,528	1,656,368	1,543,576	1,356,651

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

093

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

(All amounts in RMB millions unless otherwise stated)

Items	Notes	2011 The Group	2010 The Group	2011 The Company	2010 The Company
Operating income	39	2,003,843	1,465,415	1,287,823	982,797
Less: Cost of sales	39	(1,425,284)	(970,209)	(938,968)	(648,705)
Taxes and levies on operations	40	(258,027)	(177,666)	(188,683)	(138,754)
Selling expenses	41	(52,946)	(57,655)	(39,767)	(46,126)
General and administrative expenses	42	(77,124)	(63,417)	(57,045)	(46,123)
Finance expenses	43	(9,816)	(6,017)	(10,519)	(5,477)
Asset impairment losses	44	(8,759)	(4,408)	(8,536)	(4,304)
Add: Investment income	45	12,630	7,043	85,551	56,056
Operating profit		184,517	193,086	129,856	149,364
Add: Non-operating income	46a	9,480	4,162	7,344	2,489
Less: Non-operating expenses	46b	(9,721)	(8,054)	(7,777)	(6,996)
Profit before taxation		184,276	189,194	129,423	144,857
Less: Taxation	47	(38,269)	(38,519)	(2,994)	(12,960)
Net profit		146,007	150,675	126,429	131,897
Attributable to:					
Equity holders of the Company		132,984	139,871	126,429	131,897
Minority interests		13,023	10,804	-	-
Earnings per share					
Basic earnings per share (RMB Yuan)	48	0.73	0.76	0.69	0.72
Diluted earnings per share (RMB Yuan)	48	0.73	0.76	0.69	0.72
Other comprehensive (loss) / income	49	(5,406)	2,796	39	16
Total comprehensive income		140,601	153,471	126,468	131,913
Attributable to:					
Equity holders of the Company		129,078	143,065	126,468	131,913
Minority interests		11,523	10,406	-	-

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

094

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

(All amounts in RMB millions unless otherwise stated)

Items	Notes	2011 The Group	2010 The Group	2011 The Company	2010 The Company
Cash flows from operating activities					
Cash received from sales of goods and rendering of services		2,332,019	1,699,461	1,507,374	1,150,119
Refund of taxes and levies		3,974	616	3,761	616
Cash received relating to other operating activities		6,493	5,123	16,148	8,558
Sub-total of cash inflows		2,342,486	1,705,200	1,527,283	1,159,293
Cash paid for goods and services		(1,529,811)	(957,898)	(1,005,531)	(626,780)
Cash paid to and on behalf of employees		(96,866)	(82,737)	(72,464)	(62,136)
Payments of taxes and levies		(345,082)	(270,819)	(230,611)	(205,032)
Cash paid relating to other operating activities		(80,572)	(74,950)	(60,906)	(59,116)
Sub-total of cash outflows		(2,052,331)	(1,386,404)	(1,369,512)	(953,064)
Net cash flows from operating activities	50a	290,155	318,796	157,771	206,229
Cash flows from investing activities					
Cash received from disposal of investments		4,082	2,294	5,398	152
Deregistration of wholly owned subsidiaries to branches		-	-	18	13
Cash received from returns on investments		10,058	9,003	72,404	56,717
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		837	849	320	552
Sub-total of cash inflows		14,977	12,146	78,140	57,434
Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(288,457)	(272,292)	(214,427)	(194,684)
Cash paid to acquire investments		(10,158)	(39,156)	(15,831)	(57,002)
Sub-total of cash outflows		(298,615)	(311,448)	(230,258)	(251,686)
Net cash flows from investing activities		(283,638)	(299,302)	(152,118)	(194,252)
Cash flows from financing activities					
Cash received from capital contributions		2,522	5,118	-	-
Including: Cash received from minority shareholders' capital contributions to subsidiaries		2,522	5,118	-	-
Cash received from borrowings		471,072	271,022	311,497	191,536
Cash received relating to other financing activities		389	297	267	210
Sub-total of cash inflows		473,983	276,437	311,764	191,746
Cash repayments of borrowings		(384,837)	(271,532)	(230,167)	(186,112)
Cash payments for interest expenses and distribution of dividends or profits		(78,430)	(62,899)	(73,660)	(58,703)
Including: Subsidiaries' cash payments for distribution of dividends or profits to minority shareholders		(3,633)	(2,955)	-	-
Capital reduction of subsidiaries		(1,239)	(2,368)	-	-
Cash payments relating to other financing activities		(218)	(582)	(132)	(460)
Sub-total of cash outflows		(464,724)	(337,381)	(303,959)	(245,275)
Net cash flows from financing activities		9,259	(60,944)	7,805	(53,529)
Effect of foreign exchange rate changes on cash and cash equivalents		(313)	234	-	-
Net increase /(decrease) in cash and cash equivalents		15,463	(41,216)	13,458	(41,552)
Add: Cash and cash equivalents at beginning of the period	50b	45,709	86,925	25,336	66,888
Cash and cash equivalents at end of the period	50c	61,172	45,709	38,794	25,336

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

095

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

(All amounts in RMB millions unless otherwise stated)

Items	Shareholders' equity attributable to the Company						Minority interests	Total share-holders' equity
	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistri-buted profits	Currency translation differences		
Balance at January 1, 2010	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111
Changes in the year of 2010								
Total comprehensive income	-	105	-	-	139,871	3,089	10,406	153,471
Special reserve – Safety Fund								
Appropriation	-	-	4,121	-	-	-	27	4,148
Utilisation	-	-	(3,705)	-	1,016	-	(10)	(2,699)
Profit distribution								
Appropriation to surplus reserves	-	-	-	13,190	(13,190)	-	-	-
Distribution to shareholders	-	-	-	-	(53,198)	-	(2,995)	(56,193)
Other equity movement								
Acquisition of subsidiaries	-	(572)	-	-	-	-	967	395
Purchase of minority interests in subsidiaries	-	(87)	-	-	-	-	(324)	(411)
Capital contribution from minority interests	-	3	-	-	-	-	5,115	5,118
Capital reduction of subsidiaries	-	-	-	-	-	-	(2,368)	(2,368)
Disposal of subsidiaries	-	-	-	-	-	-	(47)	(47)
Other	-	17	-	-	601	-	(42)	576
Balance at December 31, 2010	183,021	115,845	8,491	138,637	494,146	(1,097)	71,058	1,010,101

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

096

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders' equity attributable to the Company							
Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Currency translation differences	Minority interests	Total shareholders' equity
Balance at January 1, 2011	183,021	115,845	8,491	138,637	494,146	(1,097)	71,058	1,010,101
Changes in the year of 2011								
Total comprehensive income	-	(4)	-	-	132,984	(3,902)	11,523	140,601
Special reserve – Safety Fund								
Appropriation	-	-	4,776	-	-	-	31	4,807
Utilisation	-	-	(4,160)	-	416	-	(37)	(3,781)
Profit distribution								
Appropriation to surplus reserves	-	-	-	12,643	(12,643)	-	-	-
Distribution to shareholders	-	-	-	-	(63,300)	-	(5,894)	(69,194)
Other equity movement								
Acquisition of subsidiaries	-	-	-	-	-	-	166	166
Equity transaction with minority interests in subsidiaries	-	(2,904)	-	-	-	-	(1,134)	(4,038)
Capital contribution from minority interests	-	-	-	-	-	-	5,280	5,280
Capital reduction of subsidiaries	-	-	-	-	-	-	(1,239)	(1,239)
Disposal of subsidiaries	-	-	-	-	-	-	(43)	(43)
Other	-	(59)	-	-	(5)	-	(30)	(94)
Balance at December 31, 2011	183,021	112,878	9,107	151,280	551,598	(4,999)	79,681	1,082,566

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

097

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Total shareholders' equity
Balance at January 1, 2010	183,021	128,041	6,020	114,347	358,415	789,844
Changes in the year of 2010						
Total comprehensive income	-	16	-	-	131,897	131,913
Special reserve - Safety Fund						
Appropriation	-	-	3,269	-	-	3,269
Utilisation	-	-	(3,326)	-	820	(2,506)
Profit distribution						
Appropriation to surplus reserves	-	-	-	13,190	(13,190)	-
Distribution to shareholders	-	-	-	-	(53,198)	(53,198)
Other equity movement	-	(70)	-	-	601	531
Balance at December 31, 2010	183,021	127,987	5,963	127,537	425,345	869,853
Balance at January 1, 2011	183,021	127,987	5,963	127,537	425,345	869,853
Changes in the year of 2011						
Total comprehensive income	-	39	-	-	126,429	126,468
Special reserve - Safety Fund						
Appropriation	-	-	4,388	-	-	4,388
Utilisation	-	-	(3,877)	-	272	(3,605)
Profit distribution						
Appropriation to surplus reserves	-	-	-	12,643	(12,643)	-
Distribution to shareholders	-	-	-	-	(63,300)	(63,300)
Other equity movement	-	(7)	-	-	-	(7)
Balance at December 31, 2011	183,021	128,019	6,474	140,180	476,103	933,797

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

098

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) 1 COMPANY BACKGROUND PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1). The financial statements were approved by the Board of Directors on March 29, 2012. 2 BASIS OF PREPARATION The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). 3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES The consolidated and the Company’s financial statements for the year ended December 31, 2011 truly and completely present the financial position of the Group and the Company as of December 31, 2011 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2010. 099

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) 4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (1) Accounting Period The accounting period of the Group starts on January 1 and ends on December 31. (2) Recording Currency The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB. (3) Measurement Properties Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived. (4) Foreign Currency Translation (a) Foreign currency transactions Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions. Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement. (b) Translation of financial statements represented in foreign currency Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement. 100

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (5) Cash and Cash Equivalents Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. (6) Financial Instruments (a) Financial assets Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below. (i) Receivables Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand. (ii) Available-for-sale financial assets Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date. (iii) Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges. (iv) Recognition and measurement Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee. Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method. 101

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period. (v) Impairment of financial assets The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made. If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement. When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in equity. (b) Financial liabilities Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities. Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method. Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method. Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities. A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss. 102

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (c) Determination of financial instruments’ fair value Regarding financial instruments, for which there is an active market, the quotations in the active market shall be used to determine fair value. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. The valuation techniques include the prices employed by the parties, who are familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, and the discounted cash flow method, etc. When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate particularly to the Group. (7) Inventories Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value. Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full. Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes. The Group adopts perpetual inventory system. (8) Long-term Equity Investments Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates. Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date. Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued. 103

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (a) Subsidiaries Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements. Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement. A listing of the Group’s principal subsidiaries is set out in Note 6(1). (b) Jointly controlled entities and associates Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies. The term “joint control” refers to the contractually agreed sharing of control over an economic activity. The joint control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating decisions that relate to the above-mentioned economic activity. The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties. The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly. Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intraGroup transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated. 104

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (c) Impairment of long-term equity investments For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(15)). If other long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow of similar financial assets, capitalised based on the returns ratio of the market at the same time, shall be recognised as an impairment loss. After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered. (9) Fixed Assets Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets. Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred. Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives. The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows: Estimated residual Annual depreciation Estimated useful lives value ratio % rate % Buildings 8 to 40 years 5 2.4 to 11.9 Equipment and Machinery 4 to 30 years 3 to 5 3.2 to 24.3 Motor Vehicles 4 to 14 years 5 6.8 to 23.8 Other 5 to 12 years 5 7.9 to 19.0 The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)). The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period. 105

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (10) Oil and Gas Properties Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities. The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss. Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The drilling exploration costs are capitalised pending determination of whether the wells find proved oil and gas reserves. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses. The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)). (11) Construction in progress Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are 106

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. (12) Intangible Assets Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets. Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets. Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives. The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end. (13) Research and Development Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously: • In respect of the technology, it is feasible to finish • It is intended by management asset;to finish and use or sell • It is able to prove the ways whereby the intangible • With the support of sufficient technologies, financial development of the intangible asset, and it is able to use or sell the intangible asset; and • The costs attributable to the an development be reliably of measured. the Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised. 107

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (14) Long-term Prepaid Expenses Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation. (15) Impairment of Non-current Assets Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow. The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded. The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions. Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period. (16) Borrowing Costs Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed. 108

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment. Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the enterprise shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing. (17) Employee Compensation Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing provident funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees. Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable. (18) Provisions Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated. Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense. Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties. If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred. 109

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (19) Deferred Tax Assets and Deferred Tax Liabilities Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised. Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis: • Deferred tax assets and liabilities are related to the same authority; • This entity is legally allowed to settle its current tax (20) Revenue Recognition The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns. Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below: (a) Sales of goods Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably. 110

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (b) Rendering of services The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred. (c) Transfer of the assets use rights Interest income is recognised on a time-proportion basis using the effective interest method. Revenue from operating lease is recognised using the straight-line method over the period of the lease. (21) Leases Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group had no significant finance lease. Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease. (22) Dividend Distribution Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting. (23) Business Combination (a) Business combination under common control The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings. Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. (b) Business combination not under common control The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss. Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. 111

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (24) Basis of Preparation of Consolidated Financial Statements The scope of consolidated financial statements includes the Company and its subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement. When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements. All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as minority interests and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in the consolidated income statement. (25) Segment Reporting The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information. An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment. The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China. 112

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (26) Critical Accounting Estimates and Judgements Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below: (a) Estimation of oil and natural gas reserves Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc. (b) Estimation of impairment of fixed assets and oil and gas properties Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties. 113

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method
Value Added Tax (the "VAT")	13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period's deductible VAT input.
Resource Tax	5%	Based on the revenue from sales of crude oil and natural gas.
Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.
Consumption Tax	Based on quantities	Based on sales quantities of taxable products.RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel. RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.
Corporate Income Tax	15% or 25%	Based on taxable income.
Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.
Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC (the "SAT") on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program will be refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

Pursuant to the "Provisional Regulations Governing Resource Tax of the PRC" issued by the State Council on December 25, 1993, the resource tax on crude oil and natural gas was levied based on the volumes of crude oil and natural gas produced and pursuant to which resource tax was levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne for crude oil and RMB 7 to RMB 15 per thousand cubic metre for natural gas from July 1, 2005. Effective from 1 June 2010, the resource tax on crude oil and natural gas produced in the Xinjiang region was levied based on the prices (instead of volumes) of such resources at a rate of 5%. From December 1, 2010, the resource tax on crude oil and natural gas produced in the 12 provinces and cities of Western China regions had also been levied based on prices (instead of volumes) of such resources at a rate of 5%.

114

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) Pursuant to Order 605 of the State Council in respect of its Decision on the Amendments of the Provisional Regulations Governing Resource Tax of the PRC, resource tax on crude oil and natural gas payable by entities or individuals who extract crude oil and natural gas in the territory and waters over which the PRC has jurisdiction shall be imposed on ad valorem basis at 5% to 10% with effect from November 1, 2011. Pursuant to Order 66 jointly issued by the MOF and SAT in respect of the Implementation Rules under the Provisional Regulations Governing Resource Tax of the PRC, the tax rate applicable to crude oil and natural gas shall be 5%. In accordance with the Circular issued by the SAT on the Detailed Implementation Guidance on Tax Policies related to the development of Western China (Guo Shui Fa [2002] No.47), certain branches of the Company obtained the approval for the use of a preferential corporate income tax rate of 15% from 2002 to 2010. In accordance with the Circular issued by the State Council on the implementation of the preferential corporate income tax policy (Guo Fa [2007] No.39), certain branches and subsidiaries of the Company were entitled to the preferential corporate income tax rate till 2010. In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region will be charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company obtained the approval for the use of the preferential corporate income tax rate of 15%. Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Qi [2011] No. 480), the threshold of the crude oil special gain levy shall be increased to US$55, with effect from November 1, 2011. Notwithstanding such adjustment, the crude oil special gain levy will continue to have 5 levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts. 115

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Type of subsidiary	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of Legal Entity	Legal representative	Closing effective investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Direct	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Wang Yong chun	66,720	100.00	100.00	Yes
CNPC Exploration and Development Company Limited	Direct	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Bo Qiliang	23,778	50.00	57.14	Yes
PetroChina Hong Kong Limited(i)	Direct	Established	HK	HK Dollar ("HKD") 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes
PetroChina International Investment Company Limited	Direct	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Bo Qiliang	31,314	100.00	100.00	Yes
PetroChina International Company Limited	Direct	Established	PRC	10,000	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Li Xinhua	10,857	100.00	100.00	Yes

116

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(i) On December 23, 2011, the Company completed the sale of its 60% equity interest in PetroChina Bejing Gas Pipeline Co., Ltd to Kunlun Energy Company Limited ("Kunlun Energy", a subsidiary of the Group) indirectly through PetroChina Hong Kong Limited. Pursuant to the Sales and Purchase agreement, the purchase consideration of RMB 18,871 million was settled by way of issuance of shares in Kunlun Energy. The changes in the Group's ownership interest in these subsidiaries are accounted for as transactions with minority shareholder.

(2) Exchange rates of international operations' major financial statement items

Company name	Assets and liabilities	
	December 31, 2011	December 31, 2010
PetroKazakhstan Inc.	USD 1=RMB 6.3009 yuan	USD 1=RMB 6.6227 yuan
PetroChina Hong Kong Limited	HKD 1=RMB 0.8107 yuan	HKD 1=RMB 0.8509 yuan
Singapore Petroleum Company Limited	SGD 1=RMB 4.8582 yuan	SGD 1=RMB 5.1346 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	December 31, 2011	December 31, 2010
Cash on hand	82	79
Cash at bank	63,472	48,177
Other cash balances	745	3,954
	64,299	52,210

The Group's cash at bank and on hand include the following foreign currencies as of December 31, 2011:

	Foreign currency	Exchange rate	RMB equivalent
USD	2,932	6.3009	18,474
HKD	1,242	0.8107	1,007
Tenge	10,729	0.0425	456
Other			2,536
			22,473

The Group's cash at bank and on hand included the following foreign currencies as of December 31, 2010:

	Foreign currency	Exchange rate	RMB equivalent
USD	1,400	6.6227	9,272
HKD	477	0.8509	406
Tenge	3,535	0.0447	158
Other			3,121
			12,957

117

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

The Group's cash at bank and on hand in foreign currencies mainly comprise cash at bank.

8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of December 31, 2011, all notes receivable of the Group are due within one year.

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Accounts receivable	54,672	46,057	3,984	6,242
Less: Provision for bad debts	(850)	(1,052)	(687)	(868)
	53,822	45,005	3,297	5,374

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group					
	December 31, 2011			December 31, 2010		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	53,622	98	(17)	44,694	97	(5)
1 to 2 years	98	-	(1)	189	1	(12)
2 to 3 years	21	-	-	47	-	(2)
Over 3 years	931	2	(832)	1,127	2	(1,033)
	54,672	100	(850)	46,057	100	(1,052)

	Company					
	December 31, 2011			December 31, 2010		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	3,199	81	-	5,135	83	-
1 to 2 years	15	-	-	148	2	-
2 to 3 years	8	-	-	25	-	-
Over 3 years	762	19	(687)	934	15	(868)
	3,984	100	(687)	6,242	100	(868)

118

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2011, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 9,725 (2010: RMB 6,194).

As of December 31, 2011, the top five debtors of accounts receivable of the Group amounted to RMB 18,806, representing 34% of total accounts receivable.

During the year ended December 31, 2011, the Group had no significant write-off of the provision for bad debts of accounts receivable. (During the year ended December 31, 2010, the Group had written off certain provision for bad debts which related to accounts receivable due from third-parties that existed prior to December 31, 2000 as they were deemed to be impaired).

(b) Other receivable

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Other receivables	11,224	8,670	23,167	32,898
Less: Provision for bad debts	(2,648)	(2,833)	(845)	(956)
	8,576	5,837	22,322	31,942

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group					
	December 31, 2011			December 31, 2010		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	6,751	60	(5)	4,851	56	(20)
1 to 2 years	1,223	11	(4)	469	5	(1)
2 to 3 years	303	3	(1)	153	2	(2)
Over 3 years	2,947	26	(2,638)	3,197	37	(2,810)
	11,224	100	(2,648)	8,670	100	(2,833)

	Company					
	December 31, 2011			December 31, 2010		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	21,631	94	(3)	31,355	96	(4)
1 to 2 years	469	2	(4)	285	1	-
2 to 3 years	69	-	-	134	-	-
Over 3 years	998	4	(838)	1,124	3	(952)
	23,167	100	(845)	32,898	100	(956)

119

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2011, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 546 (2010: RMB 1,133).

As of December 31, 2011, the top five debtors of other receivables of the Group amounted to RMB 1,229, representing 11% of total other receivables.

During the year ended December 31, 2011, the Group had no significant write-off of the provision for bad debts of other receivable. (During the year ended December 31, 2010, the Group had written off certain provision for bad debts which related to other receivables due from third-parties that existed prior to December 31, 2000 as they were deemed to be impaired).

10 ADVANCES TO SUPPLIERS

	December 31, 2011	December 31, 2010
Advances to suppliers	39,308	37,949
Less: Provision for bad debts	(12)	(14)
	39,296	37,935

As of December 31, 2011 and 2010, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2011, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 19,161 (2010: RMB 21,661).

11 INVENTORIES

	December 31, 2011	December 31, 2010
Cost		
Crude oil and other raw materials	61,601	39,574
Work in progress	16,924	13,652
Finished goods	104,545	82,353
Turnover materials	43	31
	183,113	135,610
Less: Write down in inventories	(860)	(722)
Net book value	182,253	134,888

120

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) 12 AVAILABLE-FOR-SALE FINANCIAL ASSETS December 31, 2011 December 31, 2010 Available-for-sale debenture 4 6 Available-for-sale equity instrument 2,163 2,337 Less: Provision for impairment(379)(408) 1,788 1,935 13 LONG-TERM EQUITY INVESTMENTS Group December December 31, 2010 Addition Reduction 31, 2011 Associates and jointly controlled entities (a) 63,737 20,850(14,122) 70,465 Less : Provision for impairment (b)(191)(190) 63,546 70,275 Company December December 31, 2010 Addition Reduction 31, 2011 Subsidiaries (c) 187,610 34,486(9,161) 212,935 Associates and jointly controlled entities 14,014 2,458(482) 15,990 Less : Provision for impairment(202)(183) 201,422 228,742 As of December 31, 2011, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income. 121

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(a) Principal associates and jointly controlled entities of the Group

	Country of incorporation	Principal activities	Registered capital	Interest held %	Voting rights %	December 31, 2011			For the year ended December 31, 2011	
						Total assets	Total liabilities	Total net assets	Revenues	Net profit
Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD 258 million	28.44	28.44	12,207	13,670	(1,463)	35,388	(578)
China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	50.00	50.00	10,003	6,774	3,229	59,519	216
China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	5,441	49.00	49.00	503,111	477,348	25,763	13,809	3,511
Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coal seam gas	AUD 2	50.00	50.00	58,893	22,841	36,052	980	(2,721)

122

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

Investments in principal associates and jointly controlled entities are listed below:

	Investment cost	December 31, 2010	Addi-tion	Reduc-tion	Share of profit of investees under equity method	Cash dividend declared	Currency translation differences	Associates transferred to subsidiaries	December 31, 2011
Dalian West Pacific Petrochemical Co., Ltd.	566	-	-	-	-	-	-	-	-
China Marine Bunker (PetroChina) Co., Ltd.	740	1,487	-	(7)	101	(50)	-	-	1,531
China Petroleum Finance Co., Ltd.	9,917	11,212	131	(38)	1,708	-	(41)	-	12,972
Arrow Energy Holdings Pty Ltd.	18,411	17,465	2,736	(4)	(1,361)	-	(815)	-	18,021

(b) Provision for impairment

	December 31, 2011	December 31, 2010
Associates and jointly controlled entities		
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(81)	(82)
	(190)	(191)

123

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(c) Subsidiaries

Principal subsidiaries of the Company

	December 31, 2011		For the year ended December 31, 2011	
	Total assets	Total liabilities	Revenue	Net profit
Daqing Oilfield Company Limited	218,061	99,090	208,682	70,097
CNPC Exploration and Development Company Limited	118,935	25,737	62,013	19,691
PetroChina HongKong Limited	68,045	32,954	21,452	6,346
PetroChina International Investment Company Limited	50,896	16,608	7,664	2,194
PetroChina International Company Limited	124,989	99,666	712,392	3,141

Investment in subsidiaries:

	Investment cost	December 31, 2010	Additional investment	Disposal or deduction of capital	Transferred to branch	December 31, 2011
Daqing Oilfield Company Limited	66,720	66,720	-	-	-	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	-	-	-	23,778
PetroChina HongKong Limited	25,590	6,719	18,871	-	-	25,590
PetroChina International Investment Company Limited	31,314	31,314	-	-	-	31,314
PetroChina International Company Limited	10,857	10,857	-	-	-	10,857
Other		48,222	15,615	(9,144)	(17)	54,676
Total		187,610	34,486	(9,144)	(17)	212,935

124

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) 14 FIXED ASSETS December December 31, 2010 Addition Reduction 31, 2011 Cost Buildings 129,385 19,740(2,451) 146,674 Equipment and Machinery 548,946 80,301(9,208) 620,039 Motor Vehicles 23,107 4,375(663) 26,819 Other 12,768 1,856(440) 14,184 Total 714,206 106,272(12,762) 807,716 Accumulated depreciation Buildings(36,536)(6,886) 1,101(42,321) Equipment and Machinery(231,317)(37,476) 6,261(262,532) Motor Vehicles(11,441)(2,260) 567(13,134) Other(4,572)(1,121) 220(5,473) Total(283,866)(47,743) 8,149(323,460) Fixed assets, net Buildings 92,849 104,353 Equipment and Machinery 317,629 357,507 Motor Vehicles 11,666 13,685 Other 8,196 8,711 Total 430,340 484,256 Provision for impairment Buildings(3,226)(616) 198(3,644) Equipment and Machinery(18,995)(6,771) 1,387(24,379) Motor Vehicles(38)(12) -(50) Other(40)(60) 2(98) Total(22,299)(7,459) 1,587(28,171) Net book value Buildings 89,623 100,709 Equipment and Machinery 298,634 333,128 Motor Vehicles 11,628 13,635 Other 8,156 8,613 Total 408,041 456,085 Depreciation provided on fixed assets for the year ended December 31, 2011 was RMB 45,866. Cost transferred from construction in progress to fixed assets was RMB 93,287. As of December 31, 2011, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 1,028. As of December 31, 2011, fixed assets of a net book value of RMB 15 are pledged as collateral for the Group’s short-term borrowings of RMB 16 (Note 22), fixed assets of a net book value of RMB 15 are pledged as collateral for the Group’s long-term borrowings of RMB 14 (Note 31). 125

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

15 OIL AND GAS PROPERTIES

	December 31, 2010	Addition	Reduction	December 31, 2011
Cost				
Mineral interests in proved properties	-	7,103	(238)	6,865
Mineral interests in unproved properties	16,941	511	(7,874)	9,578
Wells and related facilities	1,008,252	132,004	(793)	1,139,463
Total	1,025,193	139,618	(8,905)	1,155,906
Accumulated depletion				
Mineral interests in proved properties	-	(362)	9	(353)
Wells and related facilities	(423,274)	(79,134)	3,696	(498,712)
Total	(423,274)	(79,496)	3,705	(499,065)
Oil and gas properties, net				
Mineral interests in proved properties	-			6,512
Mineral interests in unproved properties	16,941			9,578
Wells and related facilities	584,978			640,751
Total	601,919			656,841
Provision for impairment				
Mineral interests in proved properties	-	-	-	-
Mineral interests in unproved properties	-	-	-	-
Wells and related facilities	(11,435)	(953)	152	(12,236)
Total	(11,435)	(953)	152	(12,236)
Net book value				
Mineral interests in proved properties	-			6,512
Mineral interests in unproved properties	16,941			9,578
Wells and related facilities	573,543			628,515
Total	590,484			644,605

Depletion provided on oil and gas properties for the year ended December 31, 2011 was RMB 78,155.

As of December 31, 2011, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 58,224. Related depletion charge for the year ended December 31, 2011 was RMB 5,090.

16 CONSTRUCTION MATERIALS

The Group's construction materials mainly represent the actual cost of materials purchased for construction projects.

126

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2010	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2011	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund
Second West-East Gas Pipeline	142,243	35,460	20,084	(29,195)	-	26,349	57	2,236	927	Self & Loan
Third Shaanxi-Beijing Gas Pipeline	10,989	1,773	1,543	(1,060)	-	2,256	81	328	51	Self & Loan
Fushun Petrochemical 0.8 million tons per year ethylene expansion project	15,059	9,069	2,791	-	-	11,860	79	460	257	Self & Loan
PetroChina Sichuan project with an ethylene output of 0.8 million tons per year	18,658	5,297	5,106	(1)	-	10,402	56	-	-	Self
Sichuan 10 million tons crude oil per year refinery project	16,313	5,001	2,812	-	-	7,813	48	-	-	Self
Other		173,341	236,291	(194,217)	(12,609)	202,806		3,528	2,724	
		229,941	268,627	(224,473)	(12,609)	261,486		6,552	3,959	
Less: Provision for impairment		(143)				(125)				
		229,798				261,361				

For the year ended December 31, 2011, the capitalised interest expense amounted to RMB 3,959 (2010: RMB 3,892). The annual interest rates used to determine the capitalised amount in 2011 are from 5.364% to 6.210%.

127

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December 31, 2010	Addition	Reduction	December 31, 2011
Cost				
Land use rights	28,370	10,089	(122)	38,337
Patents	3,145	46	(5)	3,186
Other (i)	16,154	4,202	(1,179)	19,177
Total	47,669	14,337	(1,306)	60,700
Accumulated amortisation				
Land use rights	(3,744)	(1,040)	14	(4,770)
Patents	(1,841)	(203)	5	(2,039)
Other	(4,157)	(1,564)	127	(5,594)
Total	(9,742)	(2,807)	146	(12,403)
Intangible assets, net				
Land use rights	24,626			33,567
Patents	1,304			1,147
Other	11,997			13,583
Total	37,927			48,297
Provision for impairment	(706)	-	9	(697)
Net book value	37,221			47,600

(i) Other intangible assets principally include non-proprietary technology and trademark use right etc.

Armotisation provided on intangible assets for the year ended December 31, 2011 was RMB 2,638.

Research and development expenditures for the year ended December 31, 2011 amounted to RMB 13,224 (2010: RMB 11,840), which have been recognised in profit or loss.

As of December 31, 2011, intangible assets of a net book value of RMB 1 are pledged as collateral for the Group's short-term borrowings of RMB 6 (Note 22).

19 GOODWILL

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and INEOS Refining Limited, completed in 2009 and 2011 respectively.

In July 2011, the Group completed the acquisition of the trading business from the INEOS Group Holdings plc through INEOS Refining Limited (a subsidiary of the Group, formed together with INEOS Group Holdings plc) for a total consideration of US$ 854 million. At the date of the acquisition, the fair value of the net assets of INEOS Refining Limited and trading business was US$166 million and goodwill of US$ 688 million(approximately RMB 4,450) was recognised.

128

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

20 LONG-TERM PREPAID EXPENSES

	December 31, 2010	Addition	Reduction	December 31, 2011
Advance lease payments (i)	12,070	5,196	(2,076)	15,190
Other	5,177	2,822	(1,396)	6,603
Total	17,247	8,018	(3,472)	21,793

(i) Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Armotisation provided on long-term prepaid expenses for the year ended December 31, 2011 was RMB 2,996.

21 PROVISION FOR ASSETS

	December 31, 2010	Addition	Reduction		December 31, 2011
			Reversal	Write-off	
Bad debts provision	3,899	27	(164)	(252)	3,510
Including:					
Bad debts provision for accounts receivable	1,052	22	(65)	(159)	850
Bad debts provision for other receivables	2,833	5	(97)	(93)	2,648
Bad debts provision for advances to suppliers	14	-	(2)	-	12
Provision for declines in the value of inventories	722	605	(127)	(340)	860
Provision for impairment of available-for-sale financial assets	408	-	-	(29)	379
Provision for impairment of long-term equity investments	191	19	-	(20)	190
Provision for impairment of fixed assets	22,299	7,459	-	(1,587)	28,171
Provision for impairment of oil and gas properties	11,435	953	-	(152)	12,236
Provision for impairment of construction in progress	143	6	-	(24)	125
Provision for impairment of intangible assets	706	-	-	(9)	697
Total	39,803	9,069	(291)	(2,413)	46,168

22 SHORT-TERM BORROWINGS

	December 31, 2011	December 31, 2010
Guarantee - RMB	260	5,421
Pledge - RMB	22	2,314
Impawn - RMB	-	100
Unsecured - RMB	58,342	76,173
Unsecured - USD	36,686	12,749
Unsecured - SGD	-	418
Unsecured - JPY	3,561	-
Unsecured - Other	956	-
	99,827	97,175

129

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2011, the above-mentioned guaranteed borrowings which were guaranteed by CNPC and its subsidiaries amounted to RMB 260.

As of December 31, 2011, the above-mentioned pledged borrowings were secured by fixed assets of a net book value of RMB 15 (2010: RMB 29), intangible assets with a net book value of RMB 1 (2010: RMB 12) as collateral.

The weighted average interest rate for short-term borrowings as of December 31, 2011 is 3.81% per annum (2010: 3.61%).

23 NOTES PAYABLE

As of December 31, 2011 and 2010, notes payable represented bank and trade accepted notes. All notes are matured within one year.

24 ACCOUNTS PAYABLE

As of December 31, 2011, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 61,418 (2010: RMB 63,125).

As of December 31, 2011, accounts payable aged over one year amounted to RMB 19,860 (2010: RMB 21,554), and mainly comprised of payables to several suppliers and were not settled.

25 ADVANCES FROM CUSTOMERS

As of December 31, 2011, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 1,658 (2010: RMB 899).

26 EMPLOYEE COMPENSATION PAYABLE

	December 31, 2010	Addition	Reduction	December 31, 2011
Wages, salaries and allowances	3,306	65,858	(65,886)	3,278
Staff Welfare	2	7,161	(7,161)	2
Social security contributions	702	17,874	(17,777)	799
Including: Medical insurance	411	4,687	(4,555)	543
Basic endowment insurance	151	9,418	(9,434)	135
Unemployment insurance	40	899	(903)	36
Work-related injury insurance	38	465	(474)	29
Maternity insurance	12	234	(232)	14
Housing provident funds	32	5,572	(5,537)	67
Labour union funds and employee education funds	1,563	2,380	(2,196)	1,747
Other	91	140	(133)	98
	5,696	98,985	(98,690)	5,991

As of December 31, 2011, employee benefits payable did not contain any balance in arrears.

130

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

27 TAXES PAYABLE

	December 31, 2011	December 31, 2010
Income tax payable	18,310	22,169
Consumption tax payable	18,793	11,073
Crude oil special gain levy payable	51,493	14,788
Other	31,144	9,247
	119,740	57,277

28 OTHER PAYABLES

As of December 31, 2011, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 1,864 (2010: RMB 2,393).

As of December 31, 2011, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 6,768 (2010: RMB 5,804).

29 PROVISIONS

	December 31, 2010	Addition	Reduction	December 31, 2011
Assets retirement obligations	60,364	8,852	(514)	68,702
	60,364	8,852	(514)	68,702

Assets retirement obligations are related to oil and gas properties.

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2011	December 31, 2010
Long-term borrowings due within one year		
Guarantee – RMB	3	32
Guarantee – USD	-	70
Guarantee – Other	22	27
Pledge – RMB	2	-
Impawn – RMB	-	30
Unsecured – RMB	5,181	47
Unsecured – USD	2,625	2,684
Unsecured – Other	38	37
	7,871	2,927
Debentures payable due within one year	30,000	2,166
	37,871	5,093

The above-mentioned guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

131

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

The five largest long-term borrowings due within one year:

					December 31, 2011		December 31, 2010	
	Starting date	Termination date	Currency	Rate	Foreign currency	RMB	Foreign currency	RMB
China Petroleum Finance Co.,Ltd.	June 5, 2009	June 5, 2012	RMB	Three year benchmark lending rate minus 20%	-	5,000	-	-
Bank of China	July 15, 2008	June 20, 2012	USD	LIBOR plus 2.30%	400	2,520	400	2,649
China Petroleum Finance Co.,Ltd.	February 25, 2010	February 25, 2012	RMB	Three year benchmark lending rate minus 20%	-	170	-	-
The World Bank	December 14, 1994	May 15, 2014	USD	LIBOR plus 0.50%	11	70	11	71
Government of Spain	October 31, 2006	October 31, 2046	EUR	3.88%	2	20	2	18
						7,780		2,738

31 LONG-TERM BORROWINGS

	December 31, 2011	December 31, 2010
Guarantee – RMB	3,253	296
Guarantee – USD	-	269
Guarantee – Other	143	171
Pledge – RMB	14	-
Pledge – USD	-	795
Impawn – RMB	-	75
Unsecured – RMB	94,655	17,591
Unsecured – USD	19,525	14,000
Unsecured – CAD	2,936	2,977
Unsecured – Other	273	331
	120,799	36,505
Less: Long-term borrowings due within one year (Note 30)	(7,871)	(2,927)
	112,928	33,578

As of December 31, 2011, the above-mentioned pledged borrowings were secured by fixed assets of a book value of RMB 15 (2010: None) (Note 14).

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

132

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) The maturities of long-term borrowings at the dates indicated are analysed as follows: December 31, 2011 December 31, 2010 Between one and two years 12,943 7,056 Between two and five years 91,029 17,172 After five years 8,956 9,350 112,928 33,578 The weighted average interest rate for long-term borrowings as of December 31, 2011 is 4.38% (2010: 3.02%) . The fair values of long-term borrowings amounted to RMB 119,975 (2010: RMB 35,763). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings). The five largest long-term borrowings: December 31, 2011 December 31, 2010 Starting Termination Foreign Foreign date date Currency Rate currency RMB currency RMB China Petroleum April 22, March 21, Finance Co., Ltd. 2011 2014 RMB 4.55%—10,000—- China Petroleum October 22, October 22, Finance Co., Ltd. 2011 2015 RMB 3.95%—10,000—- China Petroleum October 22, October 22, Finance Co., Ltd. 2011 2015 RMB 4.16%—10,000—- China Petroleum April 22, March 21, Finance Co., Ltd. 2011 2016 RMB 4.94%—10,000—- Bank of Kunlun October 20, October 13, Co., Ltd 2011 2014 RMB 5.81%—10,000—- 50,000— 133

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures' Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2010	Addition	Reduction	December 31, 2011
2003 PetroChina Company Limited Corporate debentures	October 28, 2003	10 - year	4.11	1,500	-	-	1,500
2006 PetroChina Company Limited Corporate debentures	October 23, 2006	5 - year	3.76	2,000	-	(2,000)	-
2009 PetroChina Company Limited first tranche medium-term notes	January 13, 2009	3 - year	2.70	15,000	-	-	15,000
2009 PetroChina Company Limited second tranche medium-term notes	March 19, 2009	3 - year	2.28	15,000	-	-	15,000
2009 PetroChina Company Limited third tranche medium-term notes	May 26, 2009	5 - year	3.35	15,000	-	-	15,000
2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	-	-	11,000
2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.97	20,000	-	-	20,000
2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	20,000	-	-	20,000
Other				440	-	(193)	247
				99,940	-	(2,193)	97,747
Less: Debentures Payable due within one year				(2,166)			(30,000)
				97,774			67,747

(i) The second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

The above-mentioned debentures were issued at the par value, without premium or discount.

The fair values of the debentures amounted to RMB 95,354 (2010: RMB 98,179). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Company's availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

134

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2011		December 31, 2010	
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	6,086	26,913	5,582	22,287
Wages and welfare	847	3,857	851	3,404
Carry forward of losses	358	1,423	352	1,105
Other	12,985	53,365	10,239	40,990
	20,276	85,558	17,024	67,786

(b) Deferred tax liabilities

	December 31, 2011		December 31, 2010	
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of fixed assets and oil and gas properties	36,999	147,638	35,065	140,122
Other	3,443	19,385	3,099	19,831
	40,442	167,023	38,164	159,953

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2011	December 31, 2010
Deferred tax assets	505	284
Deferred tax liabilities	20,671	21,424

34 SHARE CAPITAL

	December 31, 2011	December 31, 2010
H shares	21,099	21,099
A shares	161,922	161,922
	183,021	183,021

135

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2010	Addition	Reduction	December 31, 2011
Capital premium	73,583	-	(2,904)	70,679
Other capital surplus				
Capital surplus under the old CAS	40,955	-	-	40,955
Fair values of available-for-sale financial assets	269	-	(4)	265
Other	1,038	81	(140)	979
	115,845	81	(3,048)	112,878

36 SURPLUS RESERVES

	December 31, 2010	Addition	Reduction	December 31, 2011
Statutory Surplus Reserves	138,597	12,643	-	151,240
Discretionary Surplus Reserves	40	-	-	40
	138,637	12,643	-	151,280

136

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

Pursuant to the Company Law of PRC, the Company's Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company's registered capital. The Statutory Surplus Reserves may be used to make good previous years' losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders' general meeting after Board of Directors' proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years' losses or to increase the capital of the Company. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2011 (2010: None).

37 UNDISTRIBUTED PROFITS

	2011
Undistributed profits at beginning of the period	494,146
Add: Net profit attributable to equity holders of the Company	132,984
Special reserve – Safety Fund	416
Less: Appropriation to statutory surplus reserves	(12,643)
Ordinary share dividends payable	(63,300)
Other	(5)
Undistributed profits at end of the period	551,598

At the meeting on March 29, 2012, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2011 of RMB 0.16462 yuan per share, amounting to a total of RMB 30,129, according to the issued 183,021 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.

38 MINORITY INTERESTS

Minority interests attributable to minority shareholders of subsidiaries

	December 31, 2011	December 31, 2010
CNPC Exploration and Development Company Limited	41,577	35,867
PetroKazakhstan Inc.	4,172	5,135
KunLun Energy Company Limited	9,361	9,026
Other	24,571	21,030
	79,681	71,058

137

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) 39 OPERATING INCOME AND COST OF SALES Group 2011 2010 Income from principal operations (a) 1,965,041 1,429,727 Income from other operations (b) 38,802 35,688 2,003,843 1,465,415 Group 2011 2010 Cost of sales from principal operations (a) 1,388,749 936,937 Cost of sales from other operations (b) 36,535 33,272 1,425,284 970,209 Income from the Group’s five largest customers for the year ended December 31, 2011 was RMB 240,759, representing 12% of the Group’s total operating income. Company 2011 2010 Income from principal operations (a) 1,262,417 963,315 Income from other operations (b) 25,406 19,482 1,287,823 982,797 Company 2011 2010 Cost of sales from principal operations (a) 914,129 629,218 Cost of sales from other operations (b) 24,839 19,487 938,968 648,705 Income from the Company’s five largest customers for the year ended December 31, 2011 was RMB 159,430, representing 12% of the Company’s total operating income. 138

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (a) Income from and cost of sales from principal operations Group 2011 2010 Income Cost Income Cost Exploration and Production 756,912 360,210 525,895 263,328 Refining and Chemicals 839,826 747,928 657,728 516,927 Marketing 1,684,330 1,615,428 1,128,000 1,062,145 Natural gas and Pipeline 170,643 151,211 115,181 89,873 Head Office and Other 517 333 348 113 Intersegment elimination(1,487,187)(1,486,361)(997,425)(995,449) Total 1,965,041 1,388,749 1,429,727 936,937 Company 2011 2010 Income Cost Income Cost Exploration and Production 588,874 391,116 407,583 279,433 Refining and Chemicals 840,175 748,509 658,144 517,557 Marketing 863,080 811,865 650,425 598,469 Natural gas and Pipeline 116,854 107,650 84,998 66,315 Head Office and Other 308 285 178 86 Intersegment elimination(1,146,874)(1,145,296)(838,013)(832,642) Total 1,262,417 914,129 963,315 629,218 (b) Income from and cost of sales from other operations Group 2011 2010 Income Cost Income Cost Sale of materials 10,025 9,419 10,160 9,696 Other 28,777 27,116 25,528 23,576 Total 38,802 36,535 35,688 33,272 Company 2011 2010 Income Cost Income Cost Sale of materials 4,499 3,880 3,776 3,137 Other 20,907 20,959 15,706 16,350 Total 25,406 24,839 19,482 19,487 139

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

40 TAX AND LEVIES ON OPERATIONS

	2011	2010
Business tax	1,931	1,466
City maintenance and construction tax	12,627	11,355
Educational surcharge	8,396	6,058
Consumption tax	98,795	89,670
Resource tax	19,784	9,796
Crude oil special gain levy	102,458	52,172
Other	14,036	7,149
	258,027	177,666

41 SELLING EXPENSES

	2011	2010
Employee Compensation Costs	15,934	13,248
Depreciation, depletion and amortisation	5,441	4,541
Transportation expense	13,803	24,367
Lease, packing, warehouse storage expenses	5,548	4,487
Other	12,220	11,012
	52,946	57,655

42 GENERAL AND ADMINISTRATIVE EXPENSES

	2011	2010
Employee Compensation Cost	23,721	20,194
Depreciation, depletion and amortisation	5,942	5,295
Repair expense	9,997	8,371
Lease, packing, warehouse storage expenses	4,080	3,576
Safety Fund	5,223	5,164
Other Taxes	7,054	5,455
Technology service expense	2,501	2,534
Other	18,606	12,828
	77,124	63,417

140

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) 43 FINANCE EXPENSES 2011 2010 Interest expense 10,886 6,321 Less: Interest income(2,674)(1,983) Exchange losses 3,598 2,857 Less: Exchange gains(2,662)(1,685) Other 668 507 9,816 6,017 44 ASSET IMPAIRMENT LOSSES 2011 2010 Impairment losses for bad debts provision(137)(174) Impairment losses for declines in the value of inventories 478 197 Impairment losses for available-for-sale financial assets—4 Impairment losses for fixed assets and oil and gas properties 8,412 4,356 Impairment losses for intangible assets—4 Impairment losses for construction in progress 6 21 8,759 4,408 45 INVESTMENT INCOME Group 2011 2010 Gain on available-for-sale financial assets 221 172 Share of profit of associates and jointly controlled entities 10,902 6,220 Loss on disposal of associates and jointly controlled entities(3)(3) Loss on disposal of subsidiaries(20)(23) Other 1,530 677 12,630 7,043 141

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group's profit before taxation was RMB 10,306 (2010: RMB 4,675).

	Company	
	2011	2010
Gain on available-for-sale financial assets	28	25
Share of profit of associates and jointly controlled entities	2,051	1,239
Dividends declared by subsidiaries	71,763	54,759
(Loss)/gain on disposal of associates and jointly controlled entities	(3)	2
Gain on disposal of subsidiaries	11,714	32
Other	(2)	(1)
	85,551	56,056

The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company's profit before taxation was RMB 1,879 (2010: RMB 1,149).

46 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2011	2010	Amounts included in non-recurring Profit/ Loss Items of 2011
Gains on disposal of fixed assets and oil and gas properties	383	333	383
Government grants	6,734	1,599	1,225
Other	2,363	2,230	2,363
	9,480	4,162	3,971

(b) Non-operating expenses

	2011	2010	Amounts included in non-recurring Profit/ Loss Items of 2011
Loss on disposal of fixed assets and oil and gas properties	3,430	3,178	3,430
Fines	687	124	687
Donation	278	373	278
Extraordinary loss	640	1,024	640
Other	4,686	3,355	4,686
	9,721	8,054	9,721

142

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) 47 TAXATION 2011 2010 Income taxes 39,592 38,617 Deferred taxes(1,323)(98) 38,269 38,519 The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows: 2011 2010 Profit before taxation 184,276 189,194 Tax calculated at a tax rate of 25% 46,069 47,299 Prior year tax return adjustment 1,009(878) Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate 3,361 383 Effect of preferential tax rate(12,793)(8,709) Effect of change of the statutory corporate income tax rate on deferred tax 705(346) Tax effect of income not subject to tax(3,753)(2,622) Tax effect of expenses not deductible for tax purposes 3,671 3,392 Taxation 38,269 38,519 48 EARNINGS PER SHARE Basic and diluted earnings per share for the year ended December 31, 2011 and 2010 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period. There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share. 143

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

49 OTHER COMPREHENSIVE INCOME

	2011	2010
Fair value (loss)/gain from available-for-sale financial assets	(15)	114
Less: Income tax relating to available-for-sale financial assets	17	(5)
Sub-total	2	109
Currency translation differences	(5,408)	2,687
Other comprehensive income	(5,406)	2,796

50 NOTES TO CONSOLIDATED CASH FLOWS

(a) Reconciliation from the net profit to the cash flow operating activities

	Group		Company	
	2011	2010	2011	2010
Net profit	146,007	150,675	126,429	131,897
Add: Impairment of asset, net	8,759	4,408	8,536	4,304
Depreciation and depletion of fixed assets and oil and gas properties	124,021	104,386	89,230	76,442
Amortisation of intangible assets	2,638	2,048	2,100	1,661
Amortisation of long-term prepaid expenses	2,996	2,531	2,570	2,107
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	3,114	2,839	2,831	2,376
Capitalised exploratory costs charged to expense	12,302	10,714	10,414	9,370
Finance expense	8,212	4,338	9,981	3,461
Investment income	(12,630)	(7,043)	(85,551)	(56,056)
Decrease in deferred taxation	(1,323)	(98)	(2,541)	(1,731)
Increase in inventories	(39,942)	(20,004)	(37,314)	(12,923)
Increase in operating receivables	(36,175)	(10,636)	(3,183)	(3,070)
Increase in operating payables	72,176	74,638	34,269	48,391
Net cash from operating activities	290,155	318,796	157,771	206,229

144

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(b) Net increase / (decrease) in cash and cash equivalents

	Group		Company	
	2011	2010	2011	2010
Cash at end of the period	61,172	45,709	38,794	25,336
Less: Cash at beginning of the period	(45,709)	(86,925)	(25,336)	(66,888)
Add: Cash equivalents at end of the period	-	-	-	-
Less: Cash equivalents at beginning of the period	-	-	-	-
Increase / (decrease) in cash and cash equivalents	15,463	(41,216)	13,458	(41,552)

(c) Cash and cash equivalents

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Cash at bank and on hand	64,299	52,210	38,794	28,336
Less: Time deposits with maturities over 3 months	(3,127)	(6,501)	-	(3,000)
Cash and cash equivalents at end of the period	61,172	45,709	38,794	25,336

51 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group's operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - "Principal Accounting Policies and Accounting Estimates".

145

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2011 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: Intersegment revenue	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)
Revenue from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843
Segment expenses (i)	(409,016)	(313,297)	(1,029,044)	(48,265)	(13,759)	(1,813,381)
Segment result	221,930	(53,069)	21,292	11,993	(11,684)	190,462
Unallocated expenses						(5,945)
Operating profit						184,517
Segment assets	1,027,065	386,895	332,294	337,931	1,431,611	3,515,796
Other assets						505
Elimination of intersegment balances (ii)						(1,598,773)
Total assets						1,917,528
Segment liabilities	355,576	124,857	196,363	178,440	582,367	1,437,603
Other liabilities						140,411
Elimination of intersegment balances (ii)						(743,052)
Total liabilities						834,962
Depreciation, depletion and amortisation	87,114	16,160	9,148	15,990	1,243	129,655
Asset impairment losses	883	7,580	293	4	(1)	8,759
Capital expenditure	162,154	42,781	15,136	62,645	1,675	284,391

146

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2010 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: Intersegment revenue	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)
Revenue from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415
Segment expenses (i)	(340,714)	(263,404)	(621,253)	(31,658)	(11,918)	(1,268,947)
Segment result	159,732	9,892	16,821	20,448	(10,425)	196,468
Unallocated expenses						(3,382)
Operating profit						193,086
Segment assets	925,892	300,466	259,499	260,391	1,221,343	2,967,591
Other assets						284
Elimination of intersegment balances (ii)						(1,311,507)
Total assets						1,656,368
Segment liabilities	327,765	119,190	144,293	132,290	421,319	1,144,857
Other liabilities						78,701
Elimination of intersegment balances (ii)						(577,291)
Total liabilities						646,267
Depreciation, depletion and amortisation	73,071	14,994	8,217	11,612	1,071	108,965
Asset impairment losses	2,856	1,524	20	8	-	4,408
Capital expenditure	160,893	44,242	15,793	53,648	1,636	276,212

(i) Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.

(ii) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

147

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (2) Geographical information Revenue from external customers 2011 2010 Mainland China 1,429,631 1,086,909 Other 574,212 378,506 2,003,843 1,465,415 Non-current assets (i) December 31, 2011 December 31, 2010 Mainland China 1,380,797 1,231,848 Other 149,018 132,421 1,529,815 1,364,269 (i) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets. 52 FINANCIAL RISK MANAGEMENT 1. Financial risk The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. (1) Market risk Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows. (a) Foreign exchange rate risk The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk. (b) Interest rate risk The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 31. 148

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) (c) Price risk The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year. (2) Credit risk Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances. A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low. The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. Aging analysis of account receivables and related provision for bad debts are included in Note 9. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default. The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk. (3) Liquidity risk Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities. In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements. Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material. Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31. 2. Capital management The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings. 149

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/(interest-bearing borrowings + total equity). The gearing ratio at December 31, 2011 is 22.7% (December 31, 2010: 18.8%).

3. Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2011 and 2010 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 31.

53 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Jiang Jiemin	Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing

(b) Equity interest and voting rights of parent company

	December 31, 2011		December 31, 2010	
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum Corporation	86.51	86.51	86.29	86.29

150

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd	Associate
China Marine Bunker (Petrochina) Co., Ltd	Jointly controlled entity
Arrow Energy Holdings Pty Ltd.	Jointly controlled entity
CNPC Bohai Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd	Fellow subsidiary of CNPC
CNPC Material Company	Fellow subsidiary of CNPC
China Petroleum Finance Co., Ltd (the "CP Finance")	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC

(4) Summary of Significant Related Party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement ("the Comprehensive Products and Services Agreement"), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

151

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) In accordance with the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and the listing rules of the Shanghai Stock Exchange, on the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 25, 2011 for a period of three years which took effect on January 1, 2012. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was signed in 2008. On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC. On August 25, 2011, the Company and CNPC entered into supplemental Land Use Rights Leasing Contract which took effective on January 1, 2012. On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement. On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. 152

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

	Notes	2011	2010
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	65,481	49,259
Purchase of goods and services from CNPC and its subsidiaries:			
Fees paid for construction and technical services	(2)	149,171	130,678
Fees for production services	(3)	110,158	90,662
Social services charges	(4)	3,074	2,891
Ancillary services charges	(5)	4,164	3,744
Material supply services	(6)	19,810	1,734
Financial services			
Interest income	(7)	607	207
Interest expense	(8)	5,441	2,142
Other financial service expense	(9)	726	1,350
Rental paid to CNPC	(10)	2,837	2,440
Purchases of assets from CNPC and its subsidiaries	(11)	2,602	4,782

Notes:

(1) Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2) Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3) Production services comprise the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4) Social services comprise mainly security service, education, hospitals, preschool, etc.

(5) Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6) Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7) The bank deposits in CNPC and fellow CNPC subsidiaries as of December 31, 2011 were RMB 20,103 (2010: RMB 7,677).

(8) The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2011 were RMB 134,161 (2010: RMB 75,417).

(9) Other financial service expense primarily refers to expense of insurance and other services.

(10) Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(11) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

153

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and jointly controlled entities:

The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

	2011	2010
(a) Sales of goods		
- Crude Oil	9,433	5,508
- Refined products	15,568	16,302
- Chemical products	485	345
(b) Sales of services	237	229
(c) Purchases of goods	16,207	12,119
(d) Purchases of services	569	24

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2011, the eliminated commissioned loans totalled RMB 45,746, including short-term loans of RMB 35,987, loans due within one year of RMB 142 and long-term loans of RMB 9,617.

(6) Guarantees

As of December 31, 2011, borrowings of associates of RMB 5 were guaranteed by the Group.

CNPC provided guarantees of loans for the Group, see Note 22, Note 30 and Note 31.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2011	December 31, 2010
CNPC and its subsidiaries		
Accounts receivable	9,725	6,194
Other receivables	546	1,133
Advances to suppliers	19,161	21,661
Associates and jointly controlled entities		
Accounts receivable	1,152	5,570
Other receivables	6	16
Advances to suppliers	2	-
Other non-current assets	5,064	1,295

As of December 31, 2011, the provisions for bad debts of the receivables from related parties amounted RMB 130 (2010: RMB 161).

154

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) As of December 31, 2011, the receivables from related parties represented 32% (2010: 37%) of total receivables. (b) Payables to related parties December 31, 2011 December 31, 2010 CNPC and its subsidiaries Accounts payable 61,418 63,125 Other payables 1,864 2,393 Advances from customers 1,658 899 Notes payable 306 430 Associates and jointly controlled entities Accounts payable 2,589 668 Other payables 1,802 125 Advances from customers 280 34 As of December 31, 2011, the payables to related parties represented 24% (2010: 26%) of total payables. (8) Key management personnel compensation 2011 2010 RMB’000 RMB’000 Key management personnel compensation 14,161 13,349 Note: Emoluments set out above for the year ended December 31, 2011 exclude RMB1.09 paid to key management of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government (2010: RMB 6.45) 54 CONTINGENT LIABILITIES (1) Bank and other guarantees At December 31, 2011, borrowings of associates of RMB 5 (December 31, 2010: RMB 13) from CP Finance were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise. (2) Environmental liabilities China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group. (3) Legal contingencies Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group. 155

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011
(All amounts in RMB millions unless otherwise stated)

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

55 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2011 under non-cancellable operating leases are as follows:

	December 31, 2011	December 31, 2010
Within one year	7,072	4,118
Between one and two years	4,506	3,449
Between two and three years	4,284	3,316
Thereafter	88,228	83,959
	104,090	94,842

Operating lease expenses for the year ended December 31, 2011 was RMB 8,251 (2010: RMB 7,106).

(2) Capital commitments

As of December 31, 2011, the Group's capital commitments contracted but not provided for were RMB 49,550 (December 31, 2010: RMB 49,495).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 811 for the year ended December 31, 2011 (2010: RMB 916).

Estimated annual payments for the next five years are as follows:

	December 31, 2011	December 31, 2010
Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000

156

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2011 (All amounts in RMB millions unless otherwise stated) FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION 1 NON-RECURRING PROFIT/LOSS ITEMS 2011 2010 Net loss on disposal of non-current assets(3,138)(2,865) Government grants recognised in the income statement 1,225 983 Net gain on disposal of available-for-sale financial assets 8 7 Reversal of provisions for bad debts against receivables 164 210 Income on commissioned loans—1 Effect of change in statutory income tax rates on deferred taxes(705) 346 Other non-operating income and expenses(3,859)(2,652) (6,305)(3,970) Tax impact of non-recurring profit/loss items 1,061 940 Impact of minority interests 323(428) Total(4,921)(3,458) 2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS The consolidated net profit for the year under IFRS and CAS were RMB 145,959 and RMB 146,007 respectively, with a difference of RMB 48; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,082,546 and RMB 1,082,566 respectively, with a difference of RMB 20. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS. 157

[Graphic Appears Here] [Graphic Appears Here] INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (established in the People’s Republic of China with limited liability) We have audited the consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 160 to 214, which comprise the consolidated and Company statements of financial position as at December 31, 2011, and the consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information. Directors’ responsibility for the consolidated financial statements The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRSs) and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong T: +852 2289 8888, F:+852 2810 9888, www.pwchk.com

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2011 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance. Other matters This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. PricewaterhouseCoopers Certified Public Accountants Hong Kong, March 29, 2012

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2011

(Amounts in millions)

	Notes	2011 RMB	2010 RMB
TURNOVER	6	2,003,843	1,465,415
OPERATING EXPENSES			
Purchases, services and other		(1,227,533)	(795,525)
Employee compensation costs	8	(97,162)	(83,304)
Exploration expenses, including exploratory dry holes		(23,908)	(22,963)
Depreciation, depletion and amortisation		(138,073)	(113,209)
Selling, general and administrative expenses		(69,969)	(74,239)
Taxes other than income taxes	9	(266,343)	(184,209)
Other income/ (expenses), net		1,606	(4,189)
TOTAL OPERATING EXPENSES		(1,821,382)	(1,277,638)
PROFIT FROM OPERATIONS		182,461	187,777
FINANCE COSTS			
Exchange gain		2,662	1,685
Exchange loss		(3,598)	(2,857)
Interest income		2,674	1,983
Interest expense	10	(10,886)	(6,321)
TOTAL NET FINANCE COSTS		(9,148)	(5,510)
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	10,902	7,038
PROFIT BEFORE INCOME TAX EXPENSE	7	184,215	189,305
INCOME TAX EXPENSE	12	(38,256)	(38,513)
PROFIT FOR THE YEAR		145,959	150,792
OTHER COMPREHENSIVE INCOME:			
Currency translation differences		(5,408)	2,687
Fair value (loss)/ gain from available-for-sale financial assets		(15)	114
Income tax relating to components of other comprehensive (loss)/ income		17	(5)
OTHER COMPREHENSIVE (LOSS)/ INCOME, NET OF TAX		(5,406)	2,796
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		140,553	153,588
PROFIT FOR THE YEAR ATTRIBUTABLE TO:			
Owners of the Company		132,961	139,992
Non-controlling interests		12,998	10,800
		145,959	150,792
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:			
Owners of the Company		129,055	143,186
Non-controlling interests		11,498	10,402
		140,553	153,588
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.73	0.76

The accompanying notes are an integral part of these financial statements.

160

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2011

(Amounts in millions)

	Notes	2011	2010
		RMB	RMB
NON-CURRENT ASSETS			
Property, plant and equipment	16	1,372,007	1,238,599
Investments in associates and jointly controlled entities	17	70,739	64,137
Available-for-sale financial assets	18	1,832	1,979
Advance operating lease payments	20	48,229	36,155
Intangible and other non-current assets	21	38,854	25,453
Deferred tax assets	31	505	284
Time deposits with maturities over one year		2,709	3,488
TOTAL NON-CURRENT ASSETS		1,534,875	1,370,095
CURRENT ASSETS			
Inventories	22	182,253	134,888
Accounts receivable	23	53,822	45,005
Prepaid expenses and other current assets	24	72,358	51,822
Notes receivable	25	12,688	5,955
Time deposits with maturities over three months but within one year		418	3,013
Cash and cash equivalents	26	61,172	45,709
TOTAL CURRENT ASSETS		382,711	286,392
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	27	302,600	270,191
Income taxes payable		18,310	22,169
Other taxes payable		101,430	35,108
Short-term borrowings	28	137,698	102,268
TOTAL CURRENT LIABILITIES		560,038	429,736
NET CURRENT LIABILITIES		(177,327)	(143,344)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,357,548	1,226,751
EQUITY			
Equity attributable to owners of the Company:			
Share capital	29	183,021	183,021
Retained earnings		556,717	499,288
Reserves	30	263,007	256,617
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,002,745	938,926
Non-controlling interests		79,801	71,203
TOTAL EQUITY		1,082,546	1,010,129
NON-CURRENT LIABILITIES			
Long-term borrowings	28	180,675	131,352
Asset retirement obligations	32	68,702	60,364
Deferred tax liabilities	31	20,749	21,515
Other long-term obligations		4,876	3,391
TOTAL NON-CURRENT LIABILITIES		275,002	216,622
TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,357,548	1,226,751

The accompanying notes are an integral part of these financial statements.

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

161

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
STATEMENT OF FINANCIAL POSITION

As of December 31, 2011

(Amounts in millions)

	Notes	2011	2010
		RMB	RMB
NON-CURRENT ASSETS			
Property, plant and equipment	16	999,920	899,694
Investments in associates and jointly controlled entities	17	12,609	12,449
Available-for-sale financial assets	18	483	562
Subsidiaries	19	217,452	192,127
Advance operating lease payments	20	39,386	29,836
Intangible and other non-current assets	21	16,041	13,117
TOTAL NON-CURRENT ASSETS		1,285,891	1,147,785
CURRENT ASSETS			
Inventories	22	143,498	106,540
Accounts receivable	23	3,297	5,374
Prepaid expenses and other current assets	24	63,563	62,234
Notes receivable	25	9,821	9,500
Time deposits with maturities over three months but within one year		-	3,000
Cash and cash equivalents	26	38,794	25,336
TOTAL CURRENT ASSETS		258,973	211,984
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	27	176,349	171,992
Income taxes payable		13,686	19,808
Other taxes payable		66,622	25,115
Short-term borrowings	28	145,683	102,715
TOTAL CURRENT LIABILITIES		402,340	319,630
NET CURRENT LIABILITIES		(143,367)	(107,646)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,142,524	1,040,139
EQUITY			
Equity attributable to owners of the Company:			
Share capital	29	183,021	183,021
Retained earnings		481,278	432,262
Reserves	30	270,788	257,693
TOTAL EQUITY		935,087	872,976
NON-CURRENT LIABILITIES			
Long-term borrowings	28	154,640	116,929
Asset retirement obligations	32	45,343	41,048
Deferred tax liabilities	31	3,933	6,489
Other long-term obligations		3,521	2,697
TOTAL NON-CURRENT LIABILITIES		207,437	167,163
TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,142,524	1,040,139

The accompanying notes are an integral part of these financial statements.

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

162

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED CONSOLIDATED STATEMENT OF CASH FLOWS For the Year Ended December 31, 2011 (Amounts in millions) 2011 2010 RMB RMB CASH FLOWS FROM OPERATING ACTIVITIES Profit for the year 145,959 150,792 Adjustments for: Income tax expense 38,256 38,513 Depreciation, depletion and amortisation 138,073 113,209 Capitalised exploratory costs charged to expense 12,302 10,714 Share of profit of associates and jointly controlled entities(10,902)(7,038) Reversal of provision for impairment of receivables, net(137)(174) Write down in inventories, net 478 197 Impairment of available-for-sale financial assets—4 Loss on disposal of property, plant and equipment 3,047 2,822 Loss/ (gain) on disposal of intangible and other assets 67(6) Loss on disposal of investments in associates and jointly controlled entities 3 3 Gain on disposal of available-for-sale financial assets(8)(8) Loss on disposal of subsidiaries 20 23 Dividend income(213)(165) Interest income(2,674)(1,983) Interest expense 10,886 6,321 Changes in working capital: Accounts receivable and prepaid expenses and other current assets(36,793)(10,105) Inventories(39,942)(20,004) Accounts payable and accrued liabilities 78,112 61,850 CASH FLOWS GENERATED FROM OPERATIONS 336,534 344,965 Income taxes paid(46,379)(26,169) NET CASH FLOWS FROM OPERATING ACTIVITIES 290,155 318,796 The accompanying notes are an integral part of these financial statements. 163

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

(Amounts in millions)

	2011 RMB	2010 RMB
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(267,975)	(259,120)
Acquisition of investments in associates and jointly controlled entities	(5,931)	(32,052)
Acquisition of available-for-sale financial assets	(77)	(73)
Advance payments on long-term operating leases	(14,914)	(8,110)
Acquisition of intangible assets and other non-current assets	(5,568)	(5,062)
Purchase of non-controlling interests	(713)	(411)
Acquisition of subsidiaries	(2,995)	(1,389)
Proceeds from disposal of property, plant and equipment	802	722
Proceeds from disposal of investments in associates and jointly controlled entities	45	136
Proceeds from disposal of subsidiaries	356	2,082
Proceeds from disposal of available-for-sale financial assets	21	76
Proceeds from disposal of intangible and other non-current assets	35	127
Interest received	2,526	1,938
Dividends received	7,532	7,065
Decrease/ (increase) in time deposits with maturities over three months	3,218	(5,231)
NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(283,638)	(299,302)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of short-term borrowings	(366,561)	(227,677)
Repayments of long-term borrowings	(18,276)	(43,855)
Interest paid	(11,497)	(6,746)
Dividends paid to non-controlling interests	(3,633)	(2,955)
Dividends paid to owners of the Company	(63,300)	(53,198)
Increase in short-term borrowings	369,749	190,194
Increase in long-term borrowings	101,323	80,828
Capital contribution from non-controlling interests	2,522	5,118
Capital reduction of subsidiaries	(1,239)	(2,368)
Increase/ (decrease) in other long-term obligations	171	(285)
NET CASH FLOWS FROM/ (USED FOR) FINANCING ACTIVITIES	9,259	(60,944)
TRANSLATION OF FOREIGN CURRENCY	(313)	234
Increase/ (decrease) in cash and cash equivalents	15,463	(41,216)
Cash and cash equivalents at beginning of the year	45,709	86,925
Cash and cash equivalents at end of the year	61,172	45,709

The accompanying notes are an integral part of these financial statements.

164

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2011

(Amounts in millions)

	Attributable to owners of the Company				Non-controlling interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal		
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2010	183,021	424,067	240,135	847,223	60,478	907,701
Total comprehensive income for the year ended December 31, 2010	-	139,992	3,194	143,186	10,402	153,588
Special Reserve-Safety Fund Reserve	-	1,016	416	1,432	17	1,449
Transfer to reserves	-	(13,190)	13,190	-	-	-
Dividends	-	(53,198)	-	(53,198)	(2,995)	(56,193)
Acquisition of subsidiaries	-	-	(572)	(572)	967	395
Purchase of non-controlling interests in subsidiaries	-	-	(87)	(87)	(324)	(411)
Capital contribution from non-controlling interests	-	-	3	3	5,115	5,118
Capital reduction of a subsidiary	-	-	-	-	(2,368)	(2,368)
Disposal of subsidiaries	-	-	-	-	(47)	(47)
Other	-	601	338	939	(42)	897
Balance at December 31, 2010	183,021	499,288	256,617	938,926	71,203	1,010,129
Total comprehensive income/ (loss) for the year ended December 31, 2011	-	132,961	(3,906)	129,055	11,498	140,553
Special Reserve-Safety Fund Reserve	-	416	616	1,032	(6)	1,026
Transfer to reserves	-	(12,643)	12,643	-	-	-
Dividends	-	(63,300)	-	(63,300)	(5,894)	(69,194)
Acquisition of subsidiaries	-	-	-	-	166	166
Transaction with non-controlling interests in subsidiaries (Note 19)	-	-	(2,904)	(2,904)	(1,134)	(4,038)
Capital contribution from non-controlling interests	-	-	-	-	5,280	5,280
Capital reduction of a subsidiary	-	-	-	-	(1,239)	(1,239)
Disposal of subsidiaries	-	-	-	-	(43)	(43)
Other	-	(5)	(59)	(64)	(30)	(94)
Balance at December 31, 2011	183,021	556,717	263,007	1,002,745	79,801	1,082,546

The accompanying notes are an integral part of these financial statements.

165

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) 1 ORGANISATION AND PRINCIPAL ACTIVITIES PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38). 2 BASIS OF PREPARATION The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below. The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5. 166

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) 3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (a) Basis of consolidation Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies. A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets. The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income. An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. A listing of the Group’s principal subsidiaries is set out in Note 19. 167

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) (b) Investments in associates Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost. Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. For purposes of the presentation of the Company’s statement of financial position, investments in associates are accounted for at cost less impairment. A listing of the Group’s principal associates is shown in Note 17. (c) Investments in jointly controlled entities Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in jointly controlled entities is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements. For purposes of the presentation of the Company’s statement of financial position, investments in jointly controlled entities are accounted for at cost less impairment. A listing of the Group’s principal jointly controlled entities is shown in Note 17. (d) Transactions with non-controlling interests Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity. 168

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate. (e) Foreign currencies Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB. Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss. For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income. (f) Property, plant and equipment Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method. 169

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) The Group uses the following useful lives for depreciation purposes: Buildings 8—40 years Equipment and Machinery 4—30 years Motor vehicles 4—14 years Other 5—12 years No depreciation is provided on construction in progress until the assets are completed and ready for use. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit. Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss. Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives. (g) Oil and gas properties The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period. 170

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties. The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses. (h) Intangible assets Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset. Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed. (i) Financial assets Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below. 171

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) Classification (i) Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes. (ii) Available-for-sale financial assets Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments. (iii) Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. Recognition and measurement Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other income/ (expenses) , net’ in the period in which they arise. The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows. 172

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) (j) Leases Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases. Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years. (k) Inventories Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses. (l) Accounts receivable Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. (m) Cash and cash equivalents Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase. (n) Accounts payable Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. 173

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) (o) Borrowings Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings. General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in profit or loss in the period in which they are incurred. Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period. (p) Taxation Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled. The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised. The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a crude oil special gain levy (Note 9), consumption tax (Note 9), resource tax (Note 9), urban construction tax, education surcharges and business tax. 174

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) (q) Revenue recognition Sales are recognised upon delivery of products and customer acceptance or performance of services, net of value added taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured. The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place. (r) Provisions Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made. Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties. (s) Research and development Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits. 175

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) (t) Retirement benefit plans The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above. (u) New accounting developments (i) New and amended standards adopted by the Group The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2011: IAS 24 (Revised), “Related Party Disclosures”. The Group has applied it from January 1, 2011 (Note 37), and had early adopted the partial exemption in paragraphs 25-27 for government-related entities from January 1, 2009. The revised standard did not have any significant impact on the consolidated financial statements. (ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2012 or later periods and have not been early adopted by the Group: 176

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) IFRS 9, “Financial instruments” is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently evaluating the full impact of IFRS 9 and intends to adopt IFRS 9 no later than the accounting period beginning on or after 1 January 2015. IFRS 10, “Consolidated financial statements” builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is currently evaluating the full impact of IFRS 10 and intends to adopt IFRS 10 no later than the accounting period beginning on or after 1 January 2013. IFRS 11, “Joint arrangements” is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Group is currently evaluating the full impact of IFRS 11 and intends to adopt IFRS 11 no later than the accounting period beginning on or after 1 January 2013. IFRS 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is currently evaluating the full impact of IFRS 12 and intends to adopt IFRS 12 no later than the accounting period beginning on or after 1 January 2013. IFRS 13, “Fair value measurement” aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The Group is currently evaluating the full impact of IFRS 13 and intends to adopt IFRS 13 no later than the accounting period beginning on or after 1 January 2013. 177

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) 4 FINANCIAL RISK AND CAPITAL MANAGEMENT 4.1 Financial risk factors The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. (a) Market risk Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows. (i) Foreign exchange risk The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk. (ii) Interest rate risk The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28. (iii) Price risk The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year. 178

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) (b) Credit risk Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances. A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low. The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default. The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk. (c) Liquidity risk Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities. In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements. Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material. Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28. 179

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) 4.2 Capital management The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings. The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2011 is 22.7% (December 31, 2010: 18.8%) . 4.3 Fair value estimation The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2011 and 2010 are disclosed in the respective accounting policies. The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28. 180

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) 5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements. (a) Estimation of oil and natural gas reserves Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc. (b) Estimation of impairment of property, plant and equipment Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. 181

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties. 6 TURNOVER Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38. 7 PROFIT BEFORE INCOME TAX EXPENSE 2011 2010 RMB RMB Items credited and charged in arriving at the profit before income tax expense include: Credited Dividend income from available-for-sale financial assets 213 165 Reversal of provision for impairment of receivables 164 210 Reversal of write down in inventories 127 42 Government grants (i) 6,734 1,599 Charged Amortisation of intangible and other assets 2,742 2,318 Auditors’ remuneration 70 74 Cost of inventories recognised as expense 1,401,376 947,246 Provision for impairment of receivables 27 36 Loss on disposal of property, plant and equipment 3,047 2,822 Operating lease expenses 9,262 7,803 Research and development expenses 13,224 11,840 Write down in inventories 605 239 (i) Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices. 182

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

8 EMPLOYEE COMPENSATION COSTS

	2011	2010
	RMB	RMB
Wages, salaries and allowances	64,526	56,284
Social security costs	32,636	27,020
	97,162	83,304

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9 TAXES OTHER THAN INCOME TAXES

	2011	2010
	RMB	RMB
Crude oil special gain levy	102,458	52,172
Consumption taxes	98,795	89,670
Resource tax	19,784	9,796
Other	45,306	32,571
	266,343	184,209

In accordance with PRC new tax rules and regulations, the threshold above which crude oil special gain levy will be imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) was raised from US$ 40 per barrel to US$ 55 per barrel. Resource tax on domestic sales of crude oil and natural gas, assessed based on value instead of volume (with rates from 5% to 10% and the resource tax rate applicable to the Group up to 5%), was implemented nationally. Both changes in tax regulations were effective from November 1, 2011.

10 INTEREST EXPENSE

	2011	2010
	RMB	RMB
Interest on		
Bank loans		
- wholly repayable within five years	2,286	1,797
- not wholly repayable within five years	65	15
Other loans		
- wholly repayable within five years	7,436	4,721
- not wholly repayable within five years	1,786	1,298
Accretion expense (Note 32)	3,272	2,382
Less: Amounts capitalised	(3,959)	(3,892)
	10,886	6,321

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost ranged from 5.364% to 6.210% per annum for the year ended December 31, 2011.

183

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

11 EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2011 and 2010 are as follows:

	2011				2010
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Chairman:					
Mr. Jiang Jiemin	-	-	-	-	-
Vice Chairman:					
Mr. Zhou Jiping	-	970	42	1,012	981
Executive directors:					
Mr. Liao Yongyuan	-	919	42	961	914
Mr. Ran Xinquan (i)	-	589	28	617	-
	-	1,508	70	1,578	914
Non-executive directors:					
Mr. Wang Yilin (i)	-	-	-	-	-
Mr. Zeng Yukang (i)	-	-	-	-	-
Mr. Wang Fucheng (i)	-	-	-	-	-
Mr. Li Xinhua	-	-	-	-	-
Mr. Wang Guoliang	-	-	-	-	-
Mr. Wang Dongjin (i)	-	-	-	-	-
Mr. Yu Baocai (i)	-	-	-	-	-
Mr. Jiang Fan (i)	-	138	10	148	694
Mr. Chee-Chen Tung (i)	212	-	-	212	254
Mr. Liu Hongru	238	-	-	238	227
Mr. Franco Bernabè	239	-	-	239	231
Mr. Li Yongwu	247	-	-	247	240
Mr. Cui Junhui	47	-	-	47	244
Mr. Chen Zhiwu (i)	22	-	-	22	-
	1,005	138	10	1,153	1,890
Supervisors:					
Mr. Chen Ming (iii)	-	-	-	-	-
Mr. Wang Lixin (iii)	-	-	-	-	-
Mr. Guo Jinping (ii)	-	-	-	-	-
Mr. Wen Qingshan	-	-	-	-	-
Mr. Sun Xianfeng	-	-	-	-	-
Mr. Yu Yibo (ii)	-	-	-	-	-
Mr. Wang Yawei (ii)	-	150	7	157	698
Mr. Qin Gang (ii)	-	155	14	169	674
Ms. Wang Shali (ii)	-	-	-	-	-
Mr. Wang Guangjun (ii)	-	596	28	624	-
Mr. Yao Wei (ii)	-	598	28	626	-
Mr. Liu Hehe (ii)	-	515	28	543	-
Mr. Li Yuan (ii)	110	-	-	110	230
Mr. Wang Daocheng	235	-	-	235	230
	345	2,014	105	2,464	1,832
	1,350	4,630	227	6,207	5,617

184

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

(i) Mr. Wang Yilin ceased being a director from April 15, 2011; Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Jiang Fan, Mr. Chee-Chen Tung ceased being directors from May 18, 2011, and Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Ran Xinquan, Mr. Chen Zhiwu were elected as directors from that date.

(ii) Mr. Yu Yibo, Mr. Wang Yawei, Mr. Qin Gang, Ms. Wang Shali ceased being supervisors from May 18, 2011 and Mr. Guo Jinping, Mr. Wang Guangjun, Mr. Yao Wei, Mr. Liu Hehe were elected as supervisors from that date; Mr. Li Yuan ceased being a supervisor from June 15, 2011.

(iii) Mr. Chen Ming ceased being the Chairman of the Supervisory Committee from October 20, 2011 and Mr. Wang Lixin was elected as the Chairman of the Supervisory Committee from that date.

(iv) Emoluments set out above exclude RMB1.09 paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government in 2011.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2011 (2010: None).

The five highest paid individuals in the Company for the year ended December 31, 2011 include two directors whose emoluments are reflected in the analysis shown above; and the three key management whose emoluments are below RMB 1 (their salaries, allowances and other benefits and contribution to retirement benefit scheme totaling RMB 2.04 and RMB 0.126, respectively). The five highest paid individuals for the year ended December 31, 2010 were also directors or supervisors and their emoluments are reflected in the analysis shown above.

During 2011 and 2010, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12 INCOME TAX EXPENSE

	2011	2010
	RMB	RMB
Current taxes	39,592	38,617
Deferred taxes (Note 31)	(1,336)	(104)
	38,256	38,513

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010. In accordance with the relevant rules and regulations, the eligibility for this preferential income tax rate has been extended to December 31, 2020.

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

185

FINANCIAL STATEMENTS 2 0 1 1 A N N UA L R E P O RT PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) 2011 2010 RMB RMB Profit before income tax expense 184,215 189,305 Tax calculated at a tax rate of 25% 46,054 47,326 Prior year tax return adjustment 1,009(878) Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate 3,361 383 Effect of preferential tax rate(12,793)(8,713) Effect of change in statutory income tax rates on deferred taxes 705(346) Tax effect of income not subject to tax(3,751)(2,651) Tax effect of expenses not deductible for tax purposes 3,671 3,392 Income tax expense 38,256 38,513 13 PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 132,961 for the year ended December 31, 2011 (2010: RMB 139,992). 14 BASIC AND DILUTED EARNINGS PER SHARE Basic and diluted earnings per share for the year ended December 31, 2011 and December 31, 2010 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year. There are no potentially dilutive ordinary shares. 186

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) 15 DIVIDENDS 2011 2010 RMB RMB Interim dividends attributable to owners of the Company for 2011 (a) 29,703—Proposed final dividends attributable to owners of the Company for 2011 (b) 30,129—Interim dividends attributable to owners of the Company for 2010 (c)—29,399 Final dividends attributable to owners of the Company for 2010 (d)—33,597 59,832 62,996 (a) Interim dividends attributable to owners of the Company in respect of 2011 of RMB 0.16229 yuan per share amounting to a total of RMB 29,703 and were paid on October 21, 2011. (b) At the fourth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share amounting to a total of RMB 30,129. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2012 when approved at the forthcoming Annual General Meeting. (c) Interim dividends attributable to owners of the Company in respect of 2010 of RMB 0.16063 yuan per share amounting to a total of RMB 29,399 and were paid on October 15, 2010. (d) Final dividends attributable to owners of the Company in respect of 2010 of RMB 0.18357 yuan per share amounting to a total of RMB 33,597 were paid on June 30, 2011. (e) Final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799 were paid on June 30, 2010. 187

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

16 PROPERTY, PLANT AND EQUIPMENT

Group

Year Ended December 31, 2011	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
At beginning of the year	129,385	1,024,936	548,946	23,107	12,768	240,266	1,979,408
Additions	1,854	8,432	6,151	4,375	605	268,309	289,726
Transfers	17,886	131,186	74,150	-	1,251	(224,473)	-
Disposals or write offs	(2,074)	(4,682)	(8,762)	(581)	(127)	(12,302)	(28,528)
Currency translation differences	(377)	(4,222)	(446)	(82)	(313)	(307)	(5,747)
At end of the year	146,674	1,155,650	620,039	26,819	14,184	271,493	2,234,859
Accumulated depreciation and impairment							
At beginning of the year	(39,762)	(434,501)	(250,312)	(11,479)	(4,612)	(143)	(740,809)
Charge for the year	(7,502)	(80,452)	(44,247)	(2,272)	(1,181)	(6)	(135,660)
Disposals or write offs or transfers	1,165	2,431	7,459	493	75	-	11,623
Currency translation differences	134	1,426	189	74	147	24	1,994
At end of the year	(45,965)	(511,096)	(286,911)	(13,184)	(5,571)	(125)	(862,852)
Net book value							
At end of the year	100,709	644,554	333,128	13,635	8,613	271,368	1,372,007

188

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Year Ended December 31, 2010	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
At beginning of the year	110,910	888,849	452,564	20,184	11,051	225,479	1,709,037
Additions	2,596	29,545	10,864	3,660	589	247,232	294,486
Transfers	17,604	112,488	90,377	-	1,163	(221,632)	-
Disposals or write offs	(1,642)	(4,880)	(4,813)	(708)	(207)	(10,714)	(22,964)
Currency translation differences	(83)	(1,066)	(46)	(29)	172	(99)	(1,151)
At end of the year	129,385	1,024,936	548,946	23,107	12,768	240,266	1,979,408
Accumulated depreciation and impairment							
At beginning of the year	(32,113)	(369,437)	(218,288)	(9,732)	(3,725)	(275)	(633,570)
Charge for the year	(8,544)	(68,702)	(35,596)	(2,163)	(1,055)	(21)	(116,081)
Disposals or write offs or transfers	860	2,976	3,500	400	141	152	8,029
Currency translation differences	35	662	72	16	27	1	813
At end of the year	(39,762)	(434,501)	(250,312)	(11,479)	(4,612)	(143)	(740,809)
Net book value							
At end of the year	89,623	590,435	298,634	11,628	8,156	240,123	1,238,599

189

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Company

Year Ended December 31, 2011	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
At beginning of the year	92,176	694,454	472,021	14,690	7,932	176,390	1,457,663
Transfer from subsidiary	7	-	-	-	-	-	7
Additions	1,111	3,512	4,233	3,360	242	201,836	214,294
Transfers	12,362	92,846	61,099	-	713	(167,020)	-
Disposals or write offs	(1,538)	(4,359)	(7,496)	(363)	(76)	(10,414)	(24,246)
At end of the year	104,118	786,453	529,857	17,687	8,811	200,792	1,647,718
Accumulated depreciation and impairment							
At beginning of the year	(29,643)	(296,338)	(220,949)	(7,239)	(3,712)	(88)	(557,969)
Transfer from subsidiary	(2)	-	-	-	-	-	(2)
Charge for the year	(5,711)	(54,439)	(38,206)	(1,562)	(607)	(5)	(100,530)
Disposals or write offs or transfers	936	2,703	6,651	327	86	-	10,703
At end of the year	(34,420)	(348,074)	(252,504)	(8,474)	(4,233)	(93)	(647,798)
Net book value							
At end of the year	69,698	438,379	277,353	9,213	4,578	200,699	999,920

190

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Year Ended December 31, 2010	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
At beginning of the year	81,052	605,756	386,597	13,515	7,053	178,932	1,272,905
Transfer from subsidiary	8	-	22	3	1	-	34
Additions	1,494	11,981	7,919	1,737	366	180,899	204,396
Transfers	11,110	80,580	81,729	-	652	(174,071)	-
Disposals or write offs	(1,488)	(3,863)	(4,246)	(565)	(140)	(9,370)	(19,672)
At end of the year	92,176	694,454	472,021	14,690	7,932	176,390	1,457,663
Accumulated depreciation and impairment							
At beginning of the year	(25,727)	(250,717)	(191,060)	(6,398)	(3,226)	(240)	(477,368)
Transfer from subsidiary	-	-	(15)	(2)	-	-	(17)
Charge for the year	(4,754)	(47,916)	(33,445)	(1,148)	(572)	-	(87,835)
Disposals or write offs or transfers	838	2,295	3,571	309	86	152	7,251
At end of the year	(29,643)	(296,338)	(220,949)	(7,239)	(3,712)	(88)	(557,969)
Net book value							
At end of the year	62,533	398,116	251,072	7,451	4,220	176,302	899,694

The depreciation charge of the Group for the year ended December 31, 2011 included impairment losses of RMB 953 and RMB 7,462 (2010: RMB 2,915 and RMB 1,337) primarily related to certain of the Group's oil and gas properties and refining and chemical production assets, respectively. The impairment of the oil and gas properties and refining and chemical production assets is due primarily to higher production costs and operating costs at older and less efficient facilities. The carrying values of these assets were written down to their recoverable values.

The following table indicates the changes to the Group's exploratory well costs, which are included in construction in progress, for the years ended December 31, 2011 and 2010.

191

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	2011	2010
	RMB	RMB
At beginning of the year	20,351	17,221
Additions to capitalised exploratory well costs pending the determination of proved reserves	26,600	25,239
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(14,465)	(11,395)
Capitalised exploratory well costs charged to expense	(12,302)	(10,714)
At end of the year	20,184	20,351

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2011	December 31, 2010
	RMB	RMB
One year or less	19,223	18,900
Over one year	961	1,451
Balance at December 31	20,184	20,351

RMB 961 at December 31, 2011 (December 31, 2010: RMB 1,451) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

192

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

17 INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The summarised financial information of the Group's principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Assets RMB	Liabilities RMB	Revenues RMB	Profit/ (loss) RMB	Interest Held %	Type of Share
As of or for the year ended December 31, 2011:							
Dalian West Pacific Petrochemical Co., Ltd.	PRC	12,207	13,670	35,388	(578)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	10,003	6,774	59,519	216	50.00	ordinary
China Petroleum Finance Co., Ltd. (a)	PRC	503,111	477,348	13,809	3,511	49.00	ordinary
Arrow Energy Holdings Pty Ltd. (b)	Australia	58,893	22,841	980	(2,721)	50.00	ordinary
As of or for the year ended December 31, 2010:							
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,373	11,258	35,704	1,160	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	8,039	5,210	37,552	388	50.00	ordinary
China Petroleum Finance Co., Ltd. (a)	PRC	460,387	438,218	10,339	3,294	49.00	ordinary
Arrow Energy Holdings Pty Ltd. (b)	Australia	48,299	13,370	387	342	50.00	ordinary

(a) Through the subscription of new registered capital in China Petroleum Finance Co., Ltd. ("CP Finance"), the Group gained significant influence over it in 2010 and accounts for its investment in CP Finance using the equity method.

(b) In 2010, Arrow Energy Holding Pty Ltd. (formerly known as CS CSG (Australia) Pty Ltd., formed as a joint venture company by PetroChina International Investment Company Limited (a wholly-owned subsidiary of the Group) and Shell Energy Holdings Australia Ltd.) acquired 100% equity interest in Arrow Energy Limited. The Group holds 50% equity interest in Arrow Energy Holding Pty Ltd. and accounts for this investment using the equity method.

193

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Dividends received and receivable from associates and jointly controlled entities were RMB 9,198 in 2011 (2010: RMB 6,948).

In 2011, investments in associates and jointly controlled entities of RMB 67 (2010: RMB 157) were disposed of, resulting in a loss of RMB 3 (2010: RMB 3).

18 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Available-for-sale financial assets	2,154	2,330	800	887
Less: Impairment losses	(322)	(351)	(317)	(325)
	1,832	1,979	483	562

Available-for-sale financial assets comprise principally unlisted equity securities.

In 2011, available-for-sale financial assets of RMB14 (2010: RMB 207) were disposed of, resulting in the realisation of a gain of RMB 8 (2010: RMB 8).

194

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

19 SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Paid-up Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas
CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC
PetroChina Hong Kong Limited (a)	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC
Petrochina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC
PetroChina International Company Limited	PRC	10,000	Limited liability company	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

(a) On December 23, 2011, the Company completed the sale of its 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd to Kunlun Energy Company Limited ("Kunlun Energy", a subsidiary of the Group) indirectly through PetroChina Hong Kong Limited. Pursuant to the Sales and Purchase agreement, the purchase consideration of RMB 18,871 million was settled by way of issuance of shares in Kunlun Energy. In accordance with Group's accounting policy, the changes in the Group's ownership interest in these subsidiaries are accounted for as transactions with non-controlling interests (Note 3(d)).

195

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

20 ADVANCE OPERATING LEASE PAYMENTS

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Land use rights	33,039	24,085	26,319	19,869
Advance lease payments	15,190	12,070	13,067	9,967
	48,229	36,155	39,386	29,836

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

21 INTANGIBLE AND OTHER NON-CURRENT ASSETS

Group

	December 31, 2011			December 31, 2010		
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	5,247	(2,908)	2,339	4,994	(2,507)	2,487
Computer software	4,576	(2,555)	2,021	3,742	(1,978)	1,764
Goodwill (i)	7,282	-	7,282	3,068	-	3,068
Other	12,668	(2,644)	10,024	10,689	(1,987)	8,702
Intangible assets	29,773	(8,107)	21,666	22,493	(6,472)	16,021
Other assets			17,188			9,432
			38,854			25,453

(i) Goodwill primarily relates to the acquisition of Singapore Petroleum Company and INEOS Refining Limited, completed in 2009 and 2011 respectively.

In July 2011, the Group completed the acquisition of the trading business from the INEOS Group Holdings plc through INEOS Refining Limited (a subsidiary of the Group, formed together with INEOS Group Holdings plc) for a total consideration of US$ 854 million. At the date of the acquisition, the fair value of the net assets of INEOS Refining Limited and trading business was US$166 million and goodwill of US$ 688 million (approximately RMB 4,450) was recognised.

196

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Company

	December 31, 2011			December 31, 2010		
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	4,577	(2,256)	2,321	4,304	(1,827)	2,477
Computer software	3,826	(2,063)	1,763	3,066	(1,582)	1,484
Other	8,002	(2,107)	5,895	6,130	(1,659)	4,471
Intangible assets	16,405	(6,426)	9,979	13,500	(5,068)	8,432
Other assets			6,062			4,685
			16,041			13,117

22 INVENTORIES

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Crude oil and other raw materials	61,601	39,574	50,802	31,760
Work in progress	16,924	13,652	18,616	14,752
Finished goods	104,545	82,353	74,573	60,515
Spare parts and consumables	43	31	25	24
	183,113	135,610	144,016	107,051
Less: Write down in inventories	(860)	(722)	(518)	(511)
	182,253	134,888	143,498	106,540

The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 6,875 (December 31, 2010: RMB 2,231) at December 31, 2011.

23 ACCOUNTS RECEIVABLE

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Accounts receivable	54,672	46,057	3,984	6,242
Less: Provision for impairment of receivables	(850)	(1,052)	(687)	(868)
	53,822	45,005	3,297	5,374

197

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2011 and December 31, 2010 is as follows:

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Within 1 year	53,605	44,689	3,199	5,135
Between 1 and 2 years	97	177	15	148
Between 2 and 3 years	21	45	8	25
Over 3 years	99	94	75	66
	53,822	45,005	3,297	5,374

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	Group	
	2011	2010
	RMB	RMB
At beginning of the year	1,052	2,124
Provision for impairment of accounts receivable	22	9
Receivables written off as uncollectible	(159)	(1,007)
Reversal of provision for impairment of accounts receivable	(65)	(74)
At end of the year	850	1,052

24 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Other receivables	11,224	8,670	23,167	32,898
Advances to suppliers	38,023	37,454	23,172	24,506
	49,247	46,124	46,339	57,404
Less: Provision for impairment	(2,660)	(2,847)	(856)	(970)
	46,587	43,277	45,483	56,434
Value-added tax to be deducted	21,071	7,678	16,072	5,381
Prepaid expenses	1,285	495	438	317
Other current assets	3,415	372	1,570	102
	72,358	51,822	63,563	62,234

198

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

25 NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26 CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.71% per annum for the year ended December 31, 2011 (2010: 1.88% per annum).

27 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company	
	December 31, 2011	**December 31, 2010**	**December 31, 2011**	**December 31, 2010**
	RMB	**RMB**	**RMB**	**RMB**
Trade payables	113,411	97,361	32,900	42,174
Advances from customers	34,130	29,099	24,033	20,505
Salaries and welfare payable	5,991	5,696	4,771	4,552
Accrued expenses	380	332	71	40
Dividends payable by subsidiaries to non-controlling shareholders	2,464	199	-	-
Interest payable	2,560	2,545	2,436	2,412
Construction fee and equipment cost payables	119,207	111,654	96,283	87,620
Other payables	24,457	23,305	15,855	14,689
	302,600	270,191	176,349	171,992

Other payables consist primarily of customer deposits.

The aging analysis of trade payables at December 31, 2011 and 2010 is as follows:

	Group		Company	
	December 31, 2011	**December 31, 2010**	**December 31, 2011**	**December 31, 2010**
	RMB	**RMB**	**RMB**	**RMB**
Within 1 year	110,063	93,240	30,258	40,089
Between 1 and 2 years	2,118	2,951	1,614	1,119
Between 2 and 3 years	479	475	389	355
Over 3 years	751	695	639	611
	113,411	97,361	32,900	42,174

199

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

28 BORROWINGS

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	99,827	97,175	110,562	100,593
Current portion of long-term borrowings	37,871	5,093	35,121	2,122
	137,698	102,268	145,683	102,715
Long-term borrowings	180,675	131,352	154,640	116,929
	318,373	233,620	300,323	219,644

Borrowings of the Group of RMB 3,656 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2011 (December 31, 2010: RMB 6,157).

The Group's borrowings include secured liabilities totaling RMB 36 at December 31, 2011 (December 31, 2010: RMB 3,284). These borrowings are majority secured over certain of the Group's intangible assets and property, plant and equipment amounting to RMB 31 (December 31, 2010: RMB 3,303 of the Group's notes receivable, inventories, intangible assets, cash and cash equivalents, time deposits with maturities over one year and property, plant and equipment were used for collateral).

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Total borrowings:				
- interest free	371	47	124	47
- at fixed rates	230,428	186,674	230,192	179,891
- at floating rates	87,574	46,899	70,007	39,706
	318,373	233,620	300,323	219,644
Weighted average effective interest rates:				
- bank loans	3.26%	3.32%	3.90%	4.47%
- corporate debentures	3.53%	4.08%	4.11%	3.91%
- medium-term notes	3.48%	3.48%	3.48%	3.48%
- other loans	4.63%	3.53%	4.50%	3.10%

200

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

The borrowings by major currency at December 31, 2011 and December 31, 2010 are as follows:

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
RMB	254,046	201,470	263,955	214,566
US Dollar	56,458	28,253	36,237	4,921
Other currency	7,869	3,897	131	157
	318,373	233,620	300,323	219,644

The fair values of the Group's long-term borrowings including the current portion of long-term borrowings are RMB 215,329 (December 31, 2010: RMB 133,942) at December 31, 2011. The fair values of the Company's long-term borrowings including the current portion of long-term borrowings are RMB 186,483 (December 31, 2010: RMB 117,045) at December 31, 2011. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.55% to 7.05% per annum as of December 31, 2011 (December 31, 2010: 0.96% to 5.58%) depending on the type of the borrowings.

The following table sets out the borrowings' remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Within 1 year	147,442	110,380	139,185	110,329
Between 1 and 2 years	21,759	41,533	13,785	39,285
Between 2 and 5 years	155,611	82,640	139,188	70,301
After 5 years	25,378	26,642	36,935	26,044
	350,190	261,195	329,093	245,959

201

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

29 SHARE CAPITAL

	Group and Company	
	December 31, 2011	December 31, 2010
	RMB	RMB
Registered, issued and fully paid:		
A shares	161,922	161,922
H shares	21,099	21,099
	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering ("Global Offering") and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

In September 2005, the Company issued 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina's sale of new H shares in September 2005.

On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

Shareholders' rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders' general meetings and the relevant PRC regulatory authorities.

202

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

30 RESERVES

	Group		Company	
	2011	2010	2011	2010
	RMB	RMB	RMB	RMB
Capital Reserve (a)				
Beginning balance	133,308	133,308	130,681	130,681
Ending balance	133,308	133,308	130,681	130,681
Statutory Common Reserve Fund (b)				
Beginning balance	138,637	125,447	127,537	114,347
Transfer from retained earnings	12,643	13,190	12,643	13,190
Ending balance	151,280	138,637	140,180	127,537
Special Reserve-Safety Fund Reserve				
Beginning balance	8,491	8,075	5,963	6,020
Safety fund reserve	616	416	511	(57)
Ending balance	9,107	8,491	6,474	5,963
Currency translation differences				
Beginning balance	(1,097)	(4,186)	-	-
Currency translation differences	(3,902)	3,089	-	-
Ending balance	(4,999)	(1,097)	-	-
Other reserves				
Beginning balance	(22,722)	(22,509)	(6,488)	(6,831)
Transaction with non-controlling interests in subsidiaries (Note 19)	(2,904)	(87)	-	-
Acquisition of subsidiaries	-	(572)	-	-
Fair value (loss)/ gain on available-for-sale financial assets	(4)	105	(52)	17
Other	(59)	341	(7)	326
Ending balance	(25,689)	(22,722)	(6,547)	(6,488)
	263,007	256,617	270,788	257,693

(a) In 2010, the Group's Revaluation Reserve of RMB 79,946 has been reclassified to Capital Reserve, as the Group has used the fair value amounts of the property, plant and equipment, pursuant to the Company's global initial public offering in 1999, as deemed cost upon the adoption of IFRS 1 (amendment) .

(b) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund ("Reserve Fund"). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders' in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company's registered capital.

(c) According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2011, the Company's distributable reserve amounted to RMB 476,103 (December 31, 2010: RMB 425,345).

203

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

31 DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Group		Company	
	2011	2010	2011	2010
	RMB	RMB	RMB	RMB
At beginning of the year	21,231	21,160	6,489	8,039
Transfer to profit and loss (Note 12)	(1,336)	(104)	(2,538)	(1,696)
(Credit)/ charge to other comprehensive income	(17)	5	(17)	6
Acquisition of subsidiaries	576	87	-	-
Currency translation differences	(210)	(61)	-	-
Others	-	144	(1)	140
At end of the year	20,244	21,231	3,933	6,489

Deferred tax balances before offset are attributable to the following items:

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Deferred tax assets:				
Current:				
Receivables and inventories	10,305	8,251	5,990	4,632
Tax losses of subsidiaries	358	352	-	-
Non-current:				
Impairment of long-term assets	5,284	4,665	5,041	4,428
Other	4,320	3,742	2,552	2,327
Total deferred tax assets	20,267	17,010	13,583	11,387
Deferred tax liabilities:				
Non-current:				
Accelerated tax depreciation	37,081	35,164	17,461	17,799
Other	3,430	3,077	55	77
Total deferred tax liabilities	40,511	38,241	17,516	17,876
Net deferred tax liabilities	20,244	21,231	3,933	6,489

204

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Deferred tax balances after offset are listed as below:

	Group		Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	RMB	RMB	RMB	RMB
Deferred tax assets	505	284	-	-
Deferred tax liabilities	20,749	21,515	3,933	6,489

There were no material unrecognised tax losses at December 31, 2011 and 2010.

32 ASSET RETIREMENT OBLIGATIONS

	Group		Company	
	2011	2010	2011	2010
	RMB	RMB	RMB	RMB
At beginning of the year	60,364	44,747	41,048	29,137
Liabilities incurred	5,580	13,736	2,393	10,643
Liabilities settled	(412)	(469)	(278)	(244)
Accretion expense (Note 10)	3,272	2,382	2,180	1,512
Currency translation differences	(102)	(32)	-	-
At end of the year	68,702	60,364	45,343	41,048

Asset retirement obligations relate to oil and gas properties (Note 16).

33 PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2011 amounted to RMB 11,400 (2010: RMB 9,600).

34 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2011, borrowings of associates of RMB 5 (December 31, 2010: RMB 13) from CP Finance (a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.

205

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

35 COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2011 and 2010 under non-cancellable operating leases are as follows:

	December 31, 2011	December 31, 2010
	RMB	RMB
No later than 1 year	7,072	4,118
Later than 1 year and no later than 5 years	17,466	13,172
Later than 5 years	79,552	77,552
	104,090	94,842

(b) Capital commitments

At December 31, 2011, the Group's capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 49,550 (December 31, 2010: RMB 49,495).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

206

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) (c) Exploration and production licenses The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 811 for the year ended December 31, 2011 (2010: RMB 916). Estimated annual payments for the next five years are as follows: December 31, 2011 December 31, 2010 RMB RMB Within one year 1,000 1,000 Between one and two years 1,000 1,000 Between two and three years 1,000 1,000 Between three and four years 1,000 1,000 Between four and five years 1,000 1,000 36 MAJOR CUSTOMERS The Group’s major customers are as follows: 2011 2010 Percentage of Percentage of Revenue Total revenue Revenue Total revenue RMB% RMB% China Petroleum & Chemical Corporation 98,225 5 86,270 6 CNPC and its fellow subsidiaries 65,481 3 49,259 3 163,706 8 135,529 9 37 RELATED PARTY TRANSACTIONS CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Related parties include CNPC and its fellow subsidiaries, their associates and jointly controlled entities, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members. 207

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

(a) Transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group which were carried out in the ordinary course of business, are as follows:

On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement ("the Comprehensive Products and Services Agreement"), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

In order to comply with the continuing Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and the Listing Rules of the Shanghai Stock Exchange, on the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 25, 2011 for a period of three years which took effect on January 1, 2012. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2008.

• Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 82,197 in the year ended December 31, 2011 (2010: RMB 62,459).

• Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 9,007 in the year ended December 31, 2011 (2010: RMB 9,184).

• Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 303,153 in the year ended December 31, 2011 (2010: RMB 241,852).

208

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

• Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 2,602 in the year ended December 31, 2011 (2010: RMB 4,782).

• Amounts due from and to CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

	December 31, 2011	December 31, 2010
	RMB	RMB
Accounts receivable	10,750	11,633
Prepayments and other receivables	19,712	22,780
Other non-current assets	5,064	1,295
Accounts payable and accrued liabilities	70,023	70,272

• Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 607 in the year ended December 31, 2011 (2010: RMB 207). The balance of deposits at 31 December 2011 was RMB 20,103 (December 31, 2010: RMB 7,677).

• Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 6,167 in the year ended December 31, 2011 (2010: RMB 3,492).

• The borrowings from CNPC and its fellow subsidiaries at 31 December 2011 were RMB 134,161 (December 31, 2010: RMB 75,417).

On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC. On August 25, 2011, the Company and CNPC entered into Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012.

On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with the CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

209

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The total fee payable for the lease of all such property may, after three years, be adjusted with the Company's operating needs and by reference to market price which the adjusted prices will not exceed.

(b) Key management compensation

	2011	2010
	RMB'000	RMB'000
Emoluments and other benefits	13,482	12,743
Contribution to retirement benefit scheme	679	606
	14,161	13,349

Note: Emoluments set out above for the year ended December 31, 2011 exclude RMB 1.09 paid to key management of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government (2010: RMB 6.45) .

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:

- Sales and purchases of goods and services,
- Purchases of assets,
- Lease of assets; and
- Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group's business.

210

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated) 38 SEGMENT INFORMATION The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile. The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas. The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products. The Marketing segment is engaged in the marketing of refined products and the trading of crude oil and petrochemical products. The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas. The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group. The accounting policies of the operating segments are the same as those described in Note 3—“Summary of Principal Accounting Policies”. The segment information for the operating segments for the year ended December 31, 2011 and 2010 are as follows: 211

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Year Ended December 31, 2011	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: intersegment sales	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)
Turnover from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843
Depreciation, depletion and amortisation	(88,068)	(23,621)	(9,148)	(15,993)	(1,243)	(138,073)
Profit/ (loss) from operations	219,539	(61,866)	20,653	15,530	(11,395)	182,461
Finance costs:						
Exchange gain						2,662
Exchange loss						(3,598)
Interest income						2,674
Interest expense						(10,886)
Total net finance costs						(9,148)
Share of profit of associates and jointly controlled entities	8,501	21	561	149	1,670	10,902
Profit before income tax expense						184,215
Income tax expense						(38,256)
Profit for the year						145,959
Segment assets	983,708	385,875	321,432	335,461	1,418,639	3,445,115
Other assets						505
Investments in associates and jointly controlled entities	43,509	935	10,853	2,470	12,972	70,739
Elimination of intersegment balances (a)						(1,598,773)
Total assets						1,917,586
Segment capital expenditure	162,154	42,781	15,136	62,645	1,675	284,391
Segment liabilities	355,576	124,857	196,363	178,440	582,367	1,437,603
Other liabilities						140,489
Elimination of intersegment balances (a)						(743,052)
Total liabilities						835,040

212

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Year Ended December 31, 2010	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: intersegment sales	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)
Turnover from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415
Depreciation, depletion and amortisation	(75,991)	(16,302)	(8,232)	(11,613)	(1,071)	(113,209)
Profit/ (loss) from operations	153,703	7,847	15,956	20,415	(10,144)	187,777
Finance costs:						
Exchange gain						1,685
Exchange loss						(2,857)
Interest income						1,983
Interest expense						(6,321)
Total net finance costs						(5,510)
Share of profit of associates and jointly controlled entities	5,346	39	678	10	965	7,038
Profit before income tax expense						189,305
Income tax expense						(38,513)
Profit for the year						150,792
Segment assets	880,575	299,808	252,789	260,269	1,210,132	2,903,573
Other assets						284
Investments in associates and jointly controlled entities	45,533	571	6,700	122	11,211	64,137
Elimination of intersegment balances (a)						(1,311,507)
Total assets						1,656,487
Segment capital expenditure	160,893	44,242	15,793	53,648	1,636	276,212
Segment liabilities	327,765	119,190	144,293	132,290	421,319	1,144,857
Other liabilities						78,792
Elimination of intersegment balances (a)						(577,291)
Total liabilities						646,358

213

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Geographical information

Year Ended December 31,	Turnover		Non-current assets (b)	
	2011	2010	2011	2010
	RMB	RMB	RMB	RMB
Mainland China	1,429,631	1,086,909	1,380,491	1,231,536
Other	574,212	378,506	149,338	132,808
	2,003,843	1,465,415	1,529,829	1,364,344

(a) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 29, 2012 and will be submitted to shareholders for approval at the annual general meeting to be held on May 23, 2012.

214

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated) In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting. The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows. The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments are presented in the aggregate. Proved Oil and Gas Reserve Estimates Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period. Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well. 215

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2011 and 2010 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(millions of barrels)	(billions of cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves			
The Group			
Reserves at December 31, 2009	11,263	63,244	21,803
Changes resulting from:			
Revisions of previous estimates	(78)	(1,456)	(320)
Improved recovery	74	-	74
Extensions and discoveries	877	5,936	1,866
Production	(858)	(2,221)	(1,228)
Reserves at December 31, 2010	11,278	65,503	22,195
Changes resulting from:			
Revisions of previous estimates	(76)	(752)	(201)
Improved recovery	66	-	66
Extensions and discoveries	746	4,298	1,463
Sales	-	-	-
Production	(886)	(2,396)	(1,286)
Reserves at December 31, 2011	11,128	66,653	22,237
Proved developed reserves at:			
December 31, 2010	7,605	31,102	12,789
December 31, 2011	7,458	32,329	12,847
Proved undeveloped reserves at:			
December 31, 2010	3,673	34,401	9,406
December 31, 2011	3,670	34,324	9,390
Equity method investments			
Share of proved developed and undeveloped reserves of associates and jointly controlled entities			
December 31, 2010	337	37	343
December 31, 2011	536	288	584

216

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

At December 31, 2011, total proved developed and undeveloped reserves of the Group and equity method investments is 22,821 million barrels of oil equivalent (December 31, 2010: 22,538 million barrels of oil equivalent), comprising 11,664 million barrels of crude oil and condensate (December 31, 2010: 11,615 million barrels) and 66,941.1 billions of cubic feet of natural gas (December 31, 2010: 65,539.5 billions of cubic feet).

At December 31, 2011, 10,359 million barrels (December 31, 2010: 10,489 million barrels) of crude oil and condensate and 65,508.4 billion cubic feet (December 31, 2010: 64,555.3 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 769 million barrels (December 31, 2010: 789 million barrels) of crude oil and condensate and 1,144.6 billion cubic feet (December 31, 2010: 947.4 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalised Costs

	December 31, 2011	December 31, 2010
	RMB	RMB
The Group		
Property costs and producing assets	880,549	777,461
Support facilities	275,101	247,475
Construction-in-progress	77,294	75,343
Total capitalised costs	1,232,944	1,100,279
Accumulated depreciation, depletion and amortisation	(511,096)	(434,501)
Net capitalised costs	721,848	665,778
Equity method investments		
Share of net capitalised costs of associates and jointly controlled entities	40,307	33,120

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2011		
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group			
Property acquisition and exploration costs	33,902	3,621	37,523
Development costs	115,501	10,764	126,265
Total	149,403	14,385	163,788
Equity method investments			
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	-	4,864	4,864

	2010		
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group			
Property acquisition and exploration costs	37,442	2,777	40,219
Development costs	113,673	13,433	127,106
Total	151,115	16,210	167,325
Equity method investments			
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	-	2,615	2,615

217

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2011 and 2010 are presented below. "Turnover" include sales to third parties and inter-segment sales (at arm's-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in "taxes other than income taxes". Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended."

	2011		
	Mainland China RMB	Other RMB	Total RMB
The Group			
Turnover			
Sales to third parties	94,015	68,341	162,356
Intersegment sales	474,174	1,358	475,532
	568,189	69,699	637,888
Production costs excluding taxes	(88,887)	(6,963)	(95,850)
Exploration expenses	(22,726)	(1,182)	(23,908)
Depreciation, depletion and amortisation	(72,496)	(7,956)	(80,452)
Taxes other than income taxes	(129,715)	(18,993)	(148,708)
Accretion expense	(3,119)	(153)	(3,272)
Income taxes	(48,375)	(11,398)	(59,773)
Results of operations from producing activities	202,871	23,054	225,925
Equity method investments			
Share of profit for producing activities of associates and jointly controlled entities	-	12,485	12,485
Total of the Group and equity method investments results of operations for producing activities	202,871	35,539	238,410

	2010		
	Mainland China RMB	Other RMB	Total RMB
The Group			
Turnover			
Sales to third parties	82,433	47,677	130,110
Intersegment sales	346,421	742	347,163
	428,854	48,419	477,273
Production costs excluding taxes	(76,329)	(4,648)	(80,977)
Exploration expenses	(21,368)	(1,595)	(22,963)
Depreciation, depletion and amortisation	(63,569)	(5,133)	(68,702)
Taxes other than income taxes	(66,798)	(11,766)	(78,564)
Accretion expense	(2,238)	(144)	(2,382)
Income taxes	(39,510)	(6,284)	(45,794)
Results of operations from producing activities	159,042	18,849	177,891
Equity method investments			
Share of profit for producing activities of associates and jointly controlled entities	-	6,447	6,447
Total of the Group and equity method investments results of operations for producing activities	159,042	25,296	184,338

218

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated) Standardised Measure of Discounted Future Net Cash Flows The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2011 and 2010 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes. The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2011 and 2010 is as follows: RMB The Group At December 31, 2011 Future cash inflows from sales of oil and gas 8,947,862 Future production costs(4,238,182) Future development costs(453,696) Future income tax expense(915,332) Future net cash flows 3,340,652 Discount at 10% for estimated timing of cash flows(1,663,025) Standardised measure of discounted future net cash flows 1,677,627 RMB The Group At December 31, 2010 Future cash inflows from sales of oil and gas 6,845,504 Future production costs(2,576,816) Future development costs(571,065) Future income tax expense(819,039) Future net cash flows 2,878,584 Discount at 10% for estimated timing of cash flows(1,560,391) Standardised measure of discounted future net cash flows 1,318,193 219

FINANCIAL STATEMENTS | 2011 ANNUAL REPORT
PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

At December 31, 2011, RMB 1,607,052 (December 31, 2010: RMB 1,258,049) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 70,575 (December 31, 2010: RMB 60,144) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

December 31, 2011	45,244
December 31, 2010	34,729

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	RMB	RMB
The Group		
Beginning of the year	1,318,193	1,077,815
Sales and transfers of oil and gas produced, net of production costs	(392,372)	(316,888)
Net changes in prices and production costs and other	394,591	356,503
Extensions, discoveries and improved recovery	172,831	179,765
Development costs incurred	114,293	7,713
Revisions of previous quantity estimates	(19,576)	(28,773)
Accretion of discount	169,774	136,401
Net change in income taxes	(80,093)	(94,343)
Sales	(14)	-
End of the year	1,677,627	1,318,193

220

2011 ANNUAL REPORT Corporate Information

CORPORATE INFORMATION

Board of Directors

Chairman:	Jiang Jiemin		
Vice Chairman:	Zhou Jiping		
Executive Director:	Liao Yongyuan	Ran Xinquan	
Non-executive Directors:	Li Xinhua	Wang Guoliang	
	Wang Dongjin	Yu Baocai	
Independent Non-executive Directors:	Liu Hongru	Franco Bernabè	
	Li Yongwu	Cui Junhui	Chen Zhiwu
Secretary to the Board of Directors:	Li Hualin		

Supervisory Committee

Chairman:	Wang Lixin		
Supervisors:	Guo Jinping	Wen Qingshan	Sun Xianfeng
	Wang Guangjun	Yao Wei	Liu Hehe
Independent Supervisor:	Wang Daocheng		

Other Senior Management

Sun Longde	Liu Hongbin	Zhou Mingchun
Li Hualin	Zhao Zhengzhang	Bo Qiliang
Sun Bo	Huang Weihe	Xu Fugui
Lin Aiguo	Wang Daofu	

Authorised Representative

Wang Guoliang   Li Hualin

221

PetroChina Corporate Information

Auditors

International Auditors
PricewaterhouseCoopers

Certified Public Accountants, Hong Kong
22nd Floor
Prince's Building
Central
Hong Kong

Domestic Auditors
PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Certified Public Accountants, PRC
11th Floor PricewaterhouseCoopers Centre
2 Corporate Avenue, 202 Hu Bin Road
Huangpu District, Shanghai 200021
PRC

Legal Advisers to the Company

as to Hong Kong law:
Clifford Chance
28th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

as to United States law:
Shearman & Sterling
12th Floor
Gloucester Tower
The Landmark
15 Queen's Road
Central
Hong Kong

as to PRC law:
King and Wood
40th Floor, Office Tower A, Beijing Fortune Plaza
7 Dongsanhuan Zhonglu
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong

222

2011 ANNUAL REPORT Hong Kong Share Registrar and Transfer Office Hong Kong Registrars Limited Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East Hong Kong Principal Bankers Industrial and Commercial Bank of China, Bank of China, Head Office Head Office 1 Fuxingmennei Avenue 55 Fuxingmennei Avenue Xicheng District Xicheng District Beijing, PRC Beijing, PRC China Construction Bank China Development Bank 25 Finance Street 29 Fuchengmenwai Avenue Xicheng District Xicheng District Beijing, PRC Beijing, PRC Bank of Communications, Beijing Branch CITIC Industrial Bank, Headquarters Tongtai Mansion, 33 Finance Street A27 Finance Street Xicheng District Xicheng District Beijing, PRC Beijing, PRC Agricultural Bank of China, Head Office The Hongkong and Shanghai Banking Corporation No. 23A, Fuxing Road Limited Haidian District Hong Kong Office Beijing, PRC 1 Queen’s Road Central Hong Kong Depository The Bank of New York P.O. Box 11258 Church Street Station New York NY 10286-1258 223

Corporate Information Publications As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2012. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses: PRC PetroChina Company Limited 9 Dongzhimen North Street, Dongcheng District Beijing 100007 PRC Tel: 86(10) 5998 6223 Fax: 86(10) 6209 9557 Hong Kong PetroChina Company Limited Unit 3705 Tower 2 Lippo Centre 89 Queensway Hong Kong Tel: (852) 2899 2010 Fax: (852) 2899 2390 USA The Bank of New York Mellon Investor Services P.O. Box 11258 Church Street Station New York, NY 10286—1258 USA Calling from within the US (toll-free): 1-888-BNY-ADRS International call: 1-201-680-6825 Email: shareowners@bankofny.com Website: http://www.stockbny.com Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn. Investment Information for Reference Please contact our Hong Kong Representative Office for other information about the Company. 224

2011 ANNUAL REPORT DocumentSaVaIlaBlefor InSpectIon The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association: 1. The original of the annual report for 2011 signed by the Chairman of the Board. 2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company. 3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants. 4. The original copies of the documents and announcements of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period. 5. Copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report. 6. The Articles of Association. 225

Confirmation from the Directors and confIrmatIon fromIrectorStheanD SenIorD management According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2011 and concluded that this annual report truly and objectively represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities. Signatures of the Directors and Senior Management: [Graphic Appears Here] March 29, 2012 This annual report is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail. 226

The report is printed on recycled paper

Made in the People’s Republic of China.

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